As filed with the Securities and Exchange Commission on November 9, 2004
Registration No. 333-119695

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to
Form F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Telesp Celular Participações S.A.

(Exact name of Registrant as specified in its charter)
Telesp Cellular Holding Company
(Translation of the Registrant’s name in English)

The Federative Republic of Brazil (Jurisdiction of incorporation)	Not Applicable (I.R.S. Employer Identification No.)

Av. Roque Petroni Júnior, 1,464 — Morumbi

04707-000 — São Paulo, SP, Brazil
011-55-11-5105-1207
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8400
(Name, address and telephone number of agent for service)

Copies to:

S. Todd Crider, Esq.

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), please check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Proposed Maximum
	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Price(1)	Registration Fee(2)

Preferred shares, no par value(3)	U.S.$222,696,711	U.S.$28,216

Preferred share rights and American depositary share rights(4)(5)	Not applicable	None

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Previously paid.

(3)	Includes preferred shares that may be offered and sold in the United States, including preferred shares in the form of American Depositary Shares, each of which represents 2,500 preferred shares of the Registrant and which are evidenced by American Depositary Receipts. The American Depositary Shares have been registered under a separate registration statement on Form F-6 (Registration No. 33-100644).

(4)	No separate consideration will be received for the preferred share rights or the American Depositary Share rights.

(5)	The American Depositary Share rights will be evidenced by American Depositary Share rights certificates.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Rights Offering of 267,266,107,676 Preferred Shares

in the form of preferred shares or American depositary shares

Telesp Celular Participações S.A.

(Telesp Cellular Holding Company)

          In this rights offering, Telesp Celular Participações S.A., or TCP, is offering:

•	holders of its preferred shares preemptive rights to subscribe for new preferred shares; and

•	holders of American depositary shares, or ADSs, each representing 2,500 preferred shares of TCP, preemptive rights to subscribe for new ADSs.

Offering to holders of ADSs

          We will grant 0.350558679 transferable ADS rights for every ADS you own of record on November 17, 2004. One ADS right will entitle you to purchase one new ADS at U.S.$4.63 per ADS, which is the ADS subscription price of R$12.50 per ADS, translated into U.S. dollars at the Federal Reserve Bank of New York’s noon buying rate of R$2.8330 = U.S.$1.00 on November 8, 2004, plus an additional 5% for potential fluctuations in the exchange rate between the Brazilian real and the U.S. dollar, conversion expenses, ADS issuance fees of the depositary and financial transactions taxes in Brazil. Any excess in the amount paid by you will be returned to you without interest. You will also have the opportunity to purchase additional ADSs in the proportions described in this prospectus at the same price if not all of the preferred share rights and ADS rights are exercised. You will bear the risk of exchange rate fluctuations between the U.S. dollar and the Brazilian real relating to the exercise of your ADS rights. Rights to subscribe for ADSs will expire at 5:00 p.m. (New York City time) on December 10, 2004.

Offering to holders of preferred shares

          We will grant 0.350558679 transferable preferred share rights for every preferred share you own of record on November 11, 2004. One preferred share right will entitle you to purchase one new preferred share at R$5.00 per thousand preferred shares. We will reoffer unsubscribed preferred shares and you will have the opportunity to purchase additional preferred shares in the proportions described in this prospectus at the same price if not all of the preferred share rights and ADS rights are exercised. Rights to subscribe for preferred shares will expire at 6:00 p.m. (São Paulo time) on December 17, 2004.

          The ADSs trade on the New York Stock Exchange under the symbol “TCP,” and the preferred shares trade on the São Paulo Stock Exchange under the symbol “TSPP4.” The ADS rights are expected to trade on the New York Stock Exchange, and the preferred share rights are expected to trade on the São Paulo Stock Exchange. On November 5, 2004, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$6.50 per ADS, and the last reported sale price of the preferred shares on the São Paulo Stock Exchange was R$7.00 per 1,000 preferred shares.

            See “Risk Factors” beginning on page 16 to read about factors you should consider before investing in the preferred shares or the ADSs.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 9, 2004.

TABLE OF CONTENTS

Presentation of Financial Information	2
Cautionary Statement Concerning Forward-Looking Statements	3
Summary	4
Risk Factors	16
Use of Proceeds	25
Capitalization	26
Dilution	27
Exchange Rates	28
Market Information	29
Recent Results and Developments	32
Unaudited Pro Forma Condensed Financial Information	57
The Rights Offering	62
Taxation	74
Validity of Securities	82
Experts	82
Where You Can Find More Information	83
Incorporation by Reference	84
Enforcement of Civil Liabilities	86
Expenses of the Rights Offerings	87
Financial Statements of Telesp Celular Participações S.A. as of June 30, 2004 and for the Six-Month Periods Ended June 30, 2003 and 2004	F-1

PRESENTATION OF FINANCIAL INFORMATION

      The following financial statements are included in this prospectus:

•	our audited consolidated financial statements as of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003, which are incorporated by reference into this prospectus;

•	the audited combined financial statements of Globaltelcom Telecomunicações S.A., Daini do Brasil S.A. and GTPS S.A. Participações em Investimentos de Telecomunicações, which we refer to collectively as Global Telecom Holdings, as of December 31, 2001 and for the periods from February 6, 2001 to December 31, 2001 and from January 1, 2002 to December 27, 2002 which are incorporated by reference into this prospectus;

•	the audited consolidated financial statements of Tele Centro Oeste Celular Participações S.A., or TCO, as of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003, which are incorporated by reference into this prospectus;

•	our unaudited condensed consolidated interim financial statements as of June 30, 2004 and for the six-month periods ended June 30, 2003 and 2004 included in this prospectus; and

•	our unaudited condensed consolidated interim financial statements as of September 30, 2004 and for the nine-month periods ended September 30, 2003 and 2004, which are incorporated by reference into this prospectus.

      We prepare our financial statements using accounting practices in accordance with Brazilian corporate law, standards applicable to holders of authorizations for the provision of Brazilian public telecommunication services and accounting standards and procedures established by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM. We refer to these accounting practices in this prospectus as the Brazilian Corporate Law Method.

      The Brazilian Corporate Law Method differs in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 37 to our audited consolidated financial statements and note 18 to our unaudited condensed consolidated interim financial statements as of June 30, 2004 and for the six-month periods ended June 30, 2003 and 2004 describe the principal differences between Brazilian corporate law and U.S. GAAP as they relate to our company. Note 27 to the audited combined financial statements of Global Telecom Holdings describe these principal differences as they relate to Global Telecom Holdings. Note 36 to the TCO audited consolidated financial statements describes these principal differences as they relate to TCO.

      References to the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular), and references to “U.S. dollars” or “U.S.$” are to United States dollars.

      This prospectus contains translations of various real amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the real amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated some Brazilian currency amounts solely for convenience of the reader using a rate of R$2.8586 to U.S.$1.00, the PTAX commercial selling rate of the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, for U.S. dollars at September 30, 2004.

      In this prospectus, “TCP,” “we,” “us” and “our” refer to Telesp Celular Participações S.A. and its consolidated subsidiaries.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

      We have made forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements relate to among other things:

•	statements concerning our operations and prospects;

•	the size of the Brazilian telecommunications market;

•	estimated demand forecasts;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights of way and other regulatory approvals;

•	our strategic initiatives and plans for business growth;

•	industry conditions;

•	our funding needs and financing sources;

•	network completion and product development schedules;

•	expected characteristics of competing networks, products and services;

•	quantitative and qualitative disclosures about market risks; and

•	other statements of management’s expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

      Forward-looking statements may also be identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “should,” “seek,” “estimate,” “future” or similar expressions. Forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

•	the cost and availability of financing;

•	uncertainties relating to political and economic conditions in Brazil;

•	inflation, interest rate and exchange risks;

•	the Brazilian government’s telecommunications policy; and

•	the adverse determination of disputes under litigation.

      We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this prospectus might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

SUMMARY

      The following summary highlights selected information from this prospectus and the documents incorporated by reference and does not contain all the information that may be important to you. You should carefully read this entire prospectus and the documents incorporated by reference.

Our Company

      We are a leading provider of cellular telecommunications services in Brazil through our subsidiaries Telesp Celular S.A., Global Telecom S.A. and Tele Centro Oeste Celular Participações S.A. We had consolidated net operating revenues of R$6,046.3 million in 2003 and R$3,557.9 million in the six-month period ended June 30, 2004. At June 30, 2004, we had 15.5 million customers.

      Our subsidiary Telesp Celular S.A., or Telesp Celular, is the leading cellular operator, by number of customers, in the State of São Paulo and in Brazil, according to data published by the National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel. Telesp Celular provides services on the A band frequency in two authorization areas that together cover approximately 77% of the municipalities in the State of São Paulo and approximately 98% of the population in its authorization areas. These authorization areas are home to more than 38.3 million people, representing 21.9% of Brazil’s population, estimated based on information published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, and Target 2002 “Brasil em Foco.” Telesp Celular’s authorization areas include 63 municipalities with populations in excess of 100,000.

      Telesp Celular had net operating revenues of R$3,993.2 million in 2003, R$3,415.0 million in 2002 and R$2,966.1 million in 2001. In the six-month period ended June 30, 2004, Telesp Celular had net operating revenues of R$2,145.0 million. At June 30, 2004, Telesp Celular had 8.5 million customers and a market share of approximately 60% in its authorization areas, estimated based on the total number of cellular lines in service in those areas as published by Anatel.

      Global Telecom S.A., or Global Telecom, provides services on the B band frequency in the states of Paraná and Santa Catarina. These two states are home to approximately 15.3 million people, representing 8.8% of Brazil’s population, estimated based on information published by the IBGE and Target 2002 “Brasil em Foco.” These states include 22 municipalities with populations in excess of 100,000 people.

      Global Telecom had net operating revenues of R$669.0 million in 2003, R$512.2 million in 2002 and R$425.9 million in 2001. In the six-month period ended June 30, 2004, Global Telecom had net operating revenues of R$389.3 million. At June 30, 2004, Global Telecom had 2.1 million customers and a market share of approximately 44% in its authorization areas, estimated based on the total number of cellular lines in service in those areas as published by Anatel.

      Tele Centro Oeste Celular Participações S.A., or TCO, is the leading cellular operator, by number of customers, in an authorization region known as Area 7, which covers the states of Acre, Goiás, Mato Grosso, Mato Grosso do Sul, Rondonia and Tocantins and the Federal District of Brazil. TCO uses the A Band frequency in that region. TCO also provides services on the B band frequency in an authorization region known as Area 8, which covers the states of Amapá, Amazonas, Maranhão, Pará and Roraima, and it is the second cellular operator in that region. TCO’s authorization regions are home to approximately 31.2 million people, representing 18% of Brazil’s population, estimated based on information published by the IBGE and Target 2002 “Brasil em Foco.” These areas include 35 municipalities with populations in excess of 100,000. TCO operates in Area 7 directly and through its subsidiaries Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A. TCO operates in Area 8 through its subsidiary Norte Brasil Telecom, S.A.

      TCO had consolidated net operating revenues of R$1,390.9 million in 2003, R$1,572.1 million in 2002 and R$1,256.1 million in 2001. We have consolidated the operating results of TCO as from May 1, 2003. In the six-month period ended June 30, 2004, TCO had consolidated net operating revenues of R$1,023.5 million. At June 30, 2004, TCO had 4.9 million customers (3.9 million in Area 7 and 1.0 million in Area 8) and a combined market share of approximately 55% in its two authorization areas

(approximately 65.2% in Area 7 and approximately 34.3% in Area 8), estimated based on the total number of cellular lines in service in those areas as published by Anatel.

      Telesp Celular has been our wholly owned subsidiary since we completed a corporate restructuring in January 2000. We acquired an 81.6% indirect economic interest in Global Telecom in February 2001, and Global Telecom became our wholly owned subsidiary on December 27, 2002. We acquired 61.1% of the total voting capital stock (including treasury shares) of TCO on April 25, 2003. We acquired additional shares of voting capital stock of TCO in a public tender offer, bringing the percentage of TCO’s total voting capital stock (including treasury shares) we own to 86.2% and the percentage of TCO’s total capital stock (including treasury shares) we own to 28.9% (and TCO holds an additional 4.5% of TCO’s voting capital stock in treasury, representing 1.5% of TCO’s total capital stock). On October 8, 2004, we purchased 84,252,534,000 preferred shares of TCO pursuant to a public tender offer through an auction on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo — BOVESPA). After giving effect to this purchase, we own 32.8% of TCO’s total preferred shares (including treasury shares) and 50.6% of TCO’s total capital stock (and TCO holds an additional 4.5% of TCO’s voting capital stock in treasury, representing 1.5% of TCO’s total capital stock).

      The following chart shows our simplified corporate structure as of October 8, 2004.

(1)	TCO also held treasury shares representing an additional 4.5% of its voting capital stock.

      Our principal executive offices are located at Av. Roque Petroni Júnior, 1,464 — Morumbi, 04707-000 — São Paulo, SP, Brazil, and our telephone number is +55 11 5105-1207.

      For more information about our company, please see our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2003, which is incorporated by reference into this prospectus, including the following sections of that report:

•	“Item 4. Information on the Company”;

•	“Item 5. Operating and Financial Review and Prospects”;

•	“Item 7. Major Shareholders and Related Party Transactions”;

•	“Item 8. Financial Information — Consolidated Statements and Other Financial Information — Legal Matters”; and

•	“Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Summary of the Rights Offering

      We are offering up to 267,266,107,676 preferred shares, in the form of preferred shares or ADSs, in a preemptive rights offering to holders of our preferred shares and ADSs representing our preferred shares. We are concurrently offering our common shareholders preemptive rights to subscribe for new common shares. This prospectus relates to the preemptive rights offering to holders of our preferred shares and the ADSs.

Offering to Holders of ADSs

ADS rights offering	You will receive 0.350558679 ADS rights for every ADS you hold on the ADS record date. One ADS right will entitle you to purchase one new ADS. You will only receive a whole number of ADS rights. The ADS rights agent will aggregate and arrange for the sale of any fractional ADS rights (or the underlying preferred share rights) and will distribute the net proceeds, if any, of such sale to the ADS holders entitled to them.

Additional ADSs	If you are exercising ADS rights, you may subscribe for additional ADSs in excess of the number of ADSs that your ADS rights entitle you to purchase. You must indicate the number of additional ADSs for which you wish to subscribe and pay the estimated ADS subscription payment in U.S. dollars for these additional ADSs when you exercise your ADS rights in the initial ADS rights exercise period. Following the expiration of the initial preferred share rights exercise period, to the extent unsubscribed preferred shares are reoffered to the depositary in consecutive reoffering rounds, you will be allocated your pro rata portion of additional ADSs. If the number of additional ADSs available is not sufficient to satisfy your subscription in full, the estimated ADS subscription payment related to any additional ADSs not delivered will be returned to you without interest. We cannot guarantee that you will receive any of the additional ADSs for which you subscribe.

ADS rights certificates	ADS rights will be evidenced by ADS rights certificates. The Bank of New York, as ADS rights agent, will send to each record holder of ADSs a transferable ADS rights certificate indicating how many ADS rights the holder owns.

ADS record date	November 17, 2004.

ADS subscription price	R$12.50 per ADS, equivalent to the subscription price per 1,000 preferred shares adjusted to reflect the ratio of 2,500 preferred shares per ADS. You must pay the ADS subscription price in U.S. dollars.

In order to exercise your ADS rights, you must pay to the ADS rights agent the estimated ADS subscription payment of U.S.$4.63 per ADS, which is the ADS subscription price of R$12.50 per ADS, translated into U.S. dollars at the Federal Reserve Bank of New York’s noon buying rate of R$2.8330 = U.S.$1.00 on November 8, 2004, plus an additional 5%, which represents an allowance for potential fluctuations in the exchange rate between the Brazilian real and the U.S. dollar, conversion expenses, ADS issuance fees of the depositary of up to U.S.$0.05 per new ADS and financial transaction taxes in Brazil. When you exercise your ADS rights, you must also pay the

ADS rights agent U.S.$4.63 per ADS for any additional ADSs that you wish to subscribe for should any unsubscribed preferred shares be reoffered to the depositary after the expiration of the initial preferred share rights exercise period. You will bear the risk of all exchange rate fluctuations relating to the exercise of ADS rights.

If the amount of the estimated ADS subscription price you paid to the ADS rights agent is insufficient to pay the ADS subscription price in reais plus conversion expenses, ADS issuance fees and financial transaction taxes for ADSs you are subscribing for or are allocated, the ADS rights agent will pay the deficiency to the extent the deficiency does not exceed 20% of your payment. You will need to reimburse the ADS rights agent for the amount of any deficiency financed by the ADS rights agent prior to your receiving any new ADSs.

If the amount of the ADS subscription payment in U.S. dollars you made to the ADS rights agent is more than the subscription price plus conversion expenses, ADS issuance fees and financial transaction taxes, the ADS rights agent will pay you the excess without interest.

ADS rights exercise period	From November 22, 2004 through 5:00 p.m. (New York City time) on December 10, 2004.

Procedure for exercising ADS rights	If you hold ADSs directly, you may exercise your ADS rights during the exercise period by delivering a properly completed ADS rights certificate and full payment of the estimated ADS subscription payment for the new ADSs to the ADS rights agent prior to 5:00 p.m. (New York City time) on December 10, 2004.

If you hold ADSs through The Depository Trust Company, you may exercise your ADS rights by timely delivering to the ADS rights agent completed subscription instructions through DTC’s PSOP Function on the “agent subscriptions over PTS” procedure accompanied by payment in full of the estimated ADS subscription price.

If you are a beneficial owner of ADSs and wish to exercise your ADS rights, you should timely contact the securities intermediary through which you hold ADS rights to arrange for their exercise.

We provide more details on how to exercise ADS rights under “The Rights Offering — Offering to ADS Holders — Procedure for Exercising ADS Rights.”

Guaranteed delivery procedures	If you wish to exercise your ADS rights but time will not permit you to deliver your ADS rights certificates to the ADS rights agent before the expiration of the ADS rights exercise period, you may still subscribe for new ADSs if you deliver the estimated ADS subscription price and a properly completed and signed notice of guaranteed delivery to the ADS rights agent before the expiration of the ADS rights exercise period.

If you subscribe for new ADSs by means of a notice of guaranteed delivery and subsequently fail to timely deliver the required ADS certificates, you will be required to reimburse the

ADS rights agent for any loss or expense incurred by reason of that failed guaranteed delivery, which may be deducted from the total estimated ADS subscription price you paid to the ADS rights agent before its return.

Exercise of ADS rights irrevocable	The exercise of ADS rights is irrevocable and may not be canceled or modified.

Unexercised rights	If you do not exercise your ADS rights within the ADS rights exercise period, they will expire and you will have no further rights.

Transferability	You may transfer all or any portion of your ADS rights. If you transfer or sell your ADS rights, you will have no further rights to purchase new ADSs in the ADS rights offering with respect to the ADS rights transferred or sold.

Listing	The ADSs are listed on the New York Stock Exchange under the symbol “TCP.” The ADS rights are expected to be listed on the New York Stock Exchange during the ADS rights trading period.

ADS rights trading period	From November 22, 2004 through December 9, 2004.

ADS rights agent	The Bank of New York.

Depositary	The Bank of New York.

Delivery of new ADRs	The Bank of New York will deliver new ADRs evidencing the new ADSs subscribed in the rights offering as soon as practicable on or after January 13, 2005, that is, after receipt of the underlying new preferred shares by the depositary’s custodian on or about January 12, 2005. If shareholders subscribe for preferred shares in this rights offering and common shares in the concurrent common share rights offering representing a total of less than R$1.4 billion in capital stock, our board of directors must cancel the capital increase, unless it elects to offer to all parties that have subscribed for shares and ADSs an opportunity to withdraw their subscriptions and ratifies a partial capital increase corresponding to the lesser amount of capital stock subscribed for. If our board of directors cancels the capital increase, you would be refunded the ADS subscription price in U.S. dollars, without interest and net of conversion expenses and financial transaction taxes.

ADR issuance fee	Subscribing holders will be charged an ADS issuance fee of up to U.S.$0.05 per new ADS issued, payable to the depositary. The ADS rights agent will deduct the ADS issuance fee from the estimated ADS subscription payment in respect of each holder’s subscription.

New ADSs	Your specific rights in the new ADSs and in the preferred shares underlying the new ADSs are set out in a deposit agreement among us, The Bank of New York, as depositary, and the owners and beneficial owners of ADRs. To understand the terms of the ADSs, you should read the deposit agreement, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

      For additional information regarding the rights offering to holders of our ADSs, see “The Rights Offering — Offering to ADS Holders.”

Offering to Holders of Preferred Shares

Preferred share rights offering	You will receive 0.350558679 preferred share rights for every preferred share you hold on the preferred share record date. One preferred share right will entitle you to purchase one new preferred share. You will only receive a whole number of preferred share rights.

Additional preferred shares	If you are exercising preferred share rights, you may indicate an interest in purchasing additional preferred shares in excess of the number of preferred shares that your preferred share rights entitle you to purchase. Following the expiration of the initial preferred share rights exercise period, we will reoffer any unsubscribed preferred shares in consecutive reoffering rounds to those holders that indicated an interest in purchasing additional preferred shares. You will then have an opportunity to purchase your pro rata portion of the additional preferred shares at the preferred share subscription price.

If any preferred shares remain unsubscribed following two reoffering rounds, we may continue to conduct reoffering rounds, or we may offer any remaining preferred shares in a public auction at the São Paulo Stock Exchange in which persons other than our shareholders may participate. See “The Rights Offering — Offering to Holders of Preferred Shares — Reoffering of Unsubscribed Preferred Shares.”

Preferred share record date	November 11, 2004.

Preferred share subscription price	R$5.00 per 1,000 shares.

Preferred share rights exercise period	From November 18, 2004 through 6:00 p.m. (São Paulo time) on December 17, 2004.

Procedure for exercising preferred share rights	You may exercise your preferred share rights by delivering to your broker or custodian instructions and full payment of the preferred share subscription price for the new preferred shares being purchased.

Exercise of share rights irrevocable	The exercise of preferred share rights is irrevocable and may not be canceled or modified.

Unexercised rights	If you do not exercise your preferred share rights within the preferred share rights exercise period, they will expire and you will have no further rights.

Transferability	You may transfer all or any portion of your preferred share rights. If you transfer or sell your preferred share rights, you will have no further right to purchase new preferred shares in the preferred share rights offering with respect to the preferred share rights transferred or sold.

Listing	The preferred shares are listed on the São Paulo Stock Exchange under the symbol “TSPP4.” The preferred share rights are expected to be listed on the São Paulo Stock Exchange during the preferred share rights trading period set forth below.

Preferred share rights trading period	From November 18, 2004 through December 10, 2004.

Ratification or cancellation of the capital increase	On October 8, 2004, our board of directors authorized a capital increase through this rights offering and the concurrent common share rights offering in an aggregate amount of R$2,053,895,871.47. We will issue the new preferred shares subscribed in this rights offering following ratification of the capital increase by our board of directors at a meeting that is expected to be held on or about January 7, 2005. If shareholders subscribe for preferred shares in this rights offering and common shares in the concurrent common share rights offering representing a total of less than R$1.4 billion in capital stock, our board of directors must cancel the capital increase, unless it elects to offer to all parties that have subscribed for shares and ADSs an opportunity to withdraw their subscriptions and ratifies a partial capital increase corresponding to the lesser amount of capital stock subscribed for. See “The Rights Offering — Ratification or Cancellation of the Capital Increase.”

Delivery of new shares	We expect to deliver the new preferred shares subscribed in this rights offering on or about January 12, 2005, except that if you hold preferred shares through Banco ABN Amro Real S.A., as custodian, any new preferred shares for which you subscribe will not be credited to your account until on or about January 14, 2005.

Concurrent common shares rights offering	Concurrently with this rights offering, we are offering holders of our common shares preemptive rights to subscribe for up to 143,513,066,618 new common shares. However, this prospectus relates to the rights offering to holders of preferred shares and ADSs.

Intention of controlling shareholder in the rights offerings	Brasilcel, N.V., or Brasilcel, and its wholly owned subsidiary Portelcom Participações S.A., or Portelcom, together own 93.7% of our common shares and 49.8% of our preferred shares. They have indicated that, depending on market conditions, they intend to subscribe fully for all of the common shares and preferred shares to which they are entitled in this rights offering and in the concurrent rights offering to holders of common shares. Brasilcel and Portelcom have also indicated that, depending on market conditions, they intend to subscribe for any remaining common shares and preferred shares to which they are entitled in the reoffering rounds of the rights offerings to holders of common shares and preferred shares and may purchase additional common shares and preferred shares in any public auction at the São Paulo Stock Exchange that may be held with respect to shares that remain unsubscribed after the reoffering rounds. Neither Brasilcel nor Portelcom is obligated to purchase any shares, and they may determine not to do so.

      For additional information regarding the rights offering to holders of our preferred shares, see “The Rights Offering — Offering to Holders of Preferred Shares.”

Timetable for the Rights Offering

Publication of notice to shareholders in Brazil	November 9, 2004
Preferred share record date — date for determining holders of preferred shares receiving preferred share rights	November 11, 2004
“When issued” trading of ADS rights expected to commence on the New York Stock Exchange on or about	November 12, 2004
Trading of ADSs “ex-ADS rights” expected to begin on the New York Stock Exchange on or about	November 15, 2004
ADS record date — date for determining holders of ADSs receiving ADS rights	November 17, 2004
Preferred share rights commencement date — beginning of period during which preferred share rights holders can subscribe for new preferred shares	November 18, 2004
Trading of preferred share rights expected to begin on the São Paulo Stock Exchange	November 18, 2004
ADS rights certificates sent to ADS holders on or about	November 19, 2004
ADS rights commencement date — beginning of period during which ADS rights holders can subscribe for new ADSs	November 22, 2004
Trading of ADS rights on a “regular way” basis expected to begin on the New York Stock Exchange	November 22, 2004
Trading of ADS rights ends on the New York Stock Exchange	December 9, 2004
Trading of preferred share rights ends on the São Paulo Stock Exchange	December 10, 2004
ADS rights expiration date — end of period during which ADS rights holders can subscribe for new ADSs, 5:00 p.m. (New York City time)	December 10, 2004
End of guaranteed delivery period	December 15, 2004
Preferred share rights expiration date — end of period during which preferred share rights holders can subscribe for new preferred shares, 6:00 p.m. (São Paulo time)	December 17, 2004
Announcement of preferred shares to be available in the first reoffering round	December 20, 2004
Commencement date of first reoffering round of unsubscribed preferred shares on or about	December 21, 2004
Deadline for preferred shareholders to subscribe for allocated preferred shares in the first reoffering round	December 23, 2004
Announcement of preferred shares to be available in the second reoffering round	December 24, 2004
Commencement date of second reoffering round of unsubscribed preferred shares on or about	December 27, 2004
Deadline for preferred shareholders to subscribe for allocated preferred shares in the second reoffering round	December 29, 2004
Completion of additional reoffering rounds or a public auction at the São Paulo Stock Exchange of remaining unsubscribed preferred shares, if necessary, on or about	January 4, 2005
Meeting of our board of directors to ratify the capital increase on or about	January 7, 2005
Trading of new preferred shares expected to begin on the São Paulo Stock Exchange on or about(1)	January 10, 2005
New preferred shares expected to be delivered on or about(1)	January 12, 2005
ADRs evidencing new ADSs expected to be delivered as soon as practicable after	January 13, 2005

(1)	If you hold preferred shares through Banco ABN Amro Real S.A., new preferred shares for which you subscribe will not be credited to your account until on or about January 14, 2005 and you will therefore not be able to deliver those shares to settle any trade until after that date.

      For additional information regarding the rights offering and the procedures for exercising rights, contact our information agent, MacKenzie Partners, Inc.:

MacKenzie Partners, Inc.

105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
Call Collect: (212)929-5500
or
Toll-Free: (800)322-2885

Summary of Selected Historical and Pro Forma Financial Data

      The following summary financial data has been derived from our financial statements and should be read in conjunction with those financial statements and the notes thereto. The data as of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003 have been derived from our audited consolidated financial statements as of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003, which are incorporated by reference into this prospectus. The data as of December 31, 2001 have been derived from audited consolidated financial statements of our company that are not included in this prospectus. The data as of June 30, 2003 and 2004 and for the six-month periods ended June 30, 2003 and 2004 have been derived from our unaudited condensed consolidated interim financial statements as of June 30, 2004 and for the six-month periods ended June 30, 2003 and 2004 included in this prospectus.

      The summary pro forma financial data as of and for the six-month period ended June 30, 2004 and for the year ended December 31, 2003 have been derived from our unaudited pro forma condensed financial statements as of June 30, 2004 and for the six-month periods ended June 30, 2003 and 2004 included in this prospectus. See “Unaudited Pro Forma Condensed Financial Information.”

      Our summary unaudited pro forma condensed financial information gives pro forma effect to our acquisition of control of TCO in April 2003 and our acquisition of additional shares of TCO through public tender offers in November 2003 and October 2004. The summary unaudited pro forma condensed statement of loss for the year ended December 31, 2003 gives pro forma effect to the acquisitions of TCO’s shares as if they had occurred on January 1, 2003. The summary unaudited pro forma condensed statement of loss for the six-month period ended June 30, 2004 gives pro forma effect to the acquisition of additional shares of TCO through the public tender offer in October 2004 as if such acquisition had occurred on January 1, 2003. The unaudited pro forma condensed balance sheet as of June 30, 2004 gives effect to the acquisitions of TCO’s shares as if they had occurred on that date.

      We prepare our financial statements in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP. For an explanation of these differences as they relate to our company, see note 37 to our audited consolidated financial statements, which are incorporated by reference into this prospectus, and note 18 to our unaudited condensed consolidated interim financial statements as of June 30, 2004 and for the six-month periods ended June 30, 2003 and 2004 included in this prospectus.

      The comparability of our financial statements as of and for the years presented is limited because of the effects of the following transactions:

•	In February 2001 and December 2002, we completed a series of transactions to acquire 100% of the ownership interests in Global Telecom Holdings, which owned 100% of the ownership interests in Global Telecom. Until December 27, 2002, we accounted for Global Telecom by the equity method, and we included our initial 83.0% equity in its net results on our income statement as equity in losses of unconsolidated subsidiaries. Since December 27, 2002, we have consolidated 100% of the results of Global Telecom.

•	We acquired 61.1% of the total voting capital stock (including treasury shares) of TCO on April 25, 2003. We acquired additional shares of voting capital stock of TCO in a public tender offer in November 2003, bringing the percentage of TCO’s total voting capital stock (including treasury shares) we own to 86.2% and the percentage of TCO’s total capital stock (including treasury shares) we own to 28.9% (and TCO holds an additional 4.5% of TCO’s voting capital stock in treasury, representing 1.5% of TCO’s total capital stock). Since May 1, 2003, we have consolidated TCO’s results due to our acquisition of control.

      See “Recent Developments and Results of Operations” in this prospectus and “Item 5. Operating and Financial Review and Prospects — A. Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference into this prospectus, for more information regarding the effects of these transactions on our results of operations.

      Because we have publicly released unaudited condensed consolidated financial statements as of September 30, 2004 and for the nine-month periods ended September 30, 2003 and 2004 in Brazil, we have also included summary financial information for such periods in “Recent Developments and Results of Operations — Supplemental Information as of September 30, 2004 and for the Nine-Month Period Ended September 30, 2004.”

	Historical			Pro forma(2)

				As of and for
	As of and for the			the Six-month
	Six-month Period Ended June 30,			Period Ended
				June 30,
	2004	2004	2003	2004

	(R$ millions,	(U.S.$ millions,	(R$ millions,	(R$ millions,
	except per	except per	except per	except per
	share data)	share data)(1)	share data)	share data)
Income Statement Data:
Brazilian corporate law
Net operating revenue	3,557.9	1,244.6	2,439.3	3,557.9
Cost of services and goods sold	(1,561.0)	(546.1)	(1,276.7)	(1,561.0)

Gross profit	1,996.9	698.5	1,162.6	1,996.9
Operating expenses:
Selling expenses	(812.3)	(284.2)	(518.0)	(812.3)
General and administrative expenses	(322.0)	(112.6)	(254.8)	(322.0)
Other net operating income (expenses)	(113.8)	(39.8)	12.7	(165.6)

Operating income before equity in losses of unconsolidated subsidiary and net financial expenses	748.8	261.9	402.5	697.0
Equity in losses of unconsolidated subsidiary	—	—	—	—
Net financial expenses	(500.6)	(175.1)	(632.1)	(587.2)

Operating income (loss)	248.2	86.8	(229.6)	109.8
Net non-operating income (expenses)	0.7	0.2	(4.7)	0.7

Income (loss) before income taxes, minority interests and extraordinary item	248.9	87.0	(234.3)	110.5
Income taxes	(181.8)	(63.6)	(96.8)	(181.8)
Minority interests	(169.7)	(59.4)	(62.6)	(117.4)
Extraordinary item, net of taxes	—	—	—	—

Net income (loss)	(102.6)	(36.0)	(393.7)	(188.7)

Net income (loss) per 1,000 shares	(0.09)	(0.03)	(0.34)	(0.16)
Dividends declared per thousand common shares (R$)(4)	—	—	—	—
Dividends declared per thousand preferred shares (R$)(4)	—	—	—	—
U.S. GAAP
Net operating revenue	4,977.0	1,741.06	3,224.3	4,977.0
Operating income	220.6	77.2	391.4	228.9
Net income (loss)	(139.4)	(48.8)	50.9	(223.8)

Basic and diluted net income (loss) per 1,000 shares — common and preferred(5)	(0.12)	(0.04)	0.04	(0.19)
Weighted average common shares outstanding (thousand)	409,383,864	409,383,864	409,383,864	409,383,864
Weighted average preferred shares outstanding (thousands)	762,400,488	762,400,488	762,400,488	762,400,488
Cash Flow Data:
Brazilian corporate law
Cash flows from operating activities	906.6	317.1	(114.9)
Cash flows from investing activities	(448.5)	(156.9)	(331.5)
Cash flows from financing activities	(517.4)	(181.0)	1,486.5

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Historical				Pro forma(3)

	As of and for the				As of and for
	Year Ended December 31,				the Year Ended
					December 31,
	2003	2003	2002	2001	2003

	(R$ millions,	(U.S.$ millions,			(R$ millions,
	except per	except per	(R$ millions, except		except per
	share data)	share data)(1)	per share data)		share data)
Income Statement Data:
Brazilian corporate law
Net operating revenue	6,046.3	2,115.1	3,415.0	2,966.1	6,599.1
Cost of services and goods sold	(3,020.5)	(1,056.6)	(1,739.4)	(1,724.2)	(3,264.3)

Gross profit	3,025.8	1,058.5	1,675.6	1,241.9	3,334.8
Operating expenses:
Selling expenses	(1,264.9)	(442.5)	(526.9)	(537.3)	(1,346.4)
General and administrative expenses	(561.3)	(196.4)	(343.2)	(317.5)	(622.9)
Other net operating income (expenses)	(145.0)	(50.7)	(39.8)	(41.1)	(506.1)

Operating income before equity in losses of unconsolidated subsidiary and net financial expenses	1,054.6	368.9	765.7	346.0	859.4
Equity in losses of unconsolidated subsidiary	—	—	(890.7)	(653.6)	—
Net financial expenses	(1,133.5)	(396.5)	(808.4)	(541.5)	(1,492.1)

Operating income (loss)	(78.9)	(27.6)	(933.4)	(849.1)	(632.7)
Net non-operating income (expenses)	(25.7)	(9.0)	10	(0.4)	(24.9)

Income (loss) before income taxes, minority interests and extraordinary item	(104.6)	(36.6)	(923.4)	(849.5)	(657.6)
Income taxes	(277.9)	(97.2)	(46.5)	14.7	(349.7)
Minority interests	(257.7)	(90.1)	—	—	(231.0)
Extraordinary item, net of taxes	—	—	(170.8)	(278.8)	—

Net income (loss)	(640.2)	(223.9)	(1,140.7)	(1,113.6)	(1,238.3)

Net income (loss) per 1,000 shares	(0.55)	(0.19)	(0.97)	(2.43)	(1.06)
Dividends declared per thousand common shares (R$)(4)	—	—	—	—	—
Dividends declared per thousand preferred shares (R$)(4)	—	—	—	—	—
U.S. GAAP
Net operating revenue	7,886.5	2,758.9	4,575.0	3,619.6	7,886.5
Operating income	1,000.8	350.1	328.8	198	1,156.8
Net income (loss)	(98.8)	(34.6)	(1,495.7)	(1,204.1)	(538.3)

Basic and diluted net income (loss) per 1,000 shares — common and preferred(5)	(0.08)	(0.03)	(2.18)	(2.63)	(0.46)
Weighted average common shares outstanding (thousand)	409,383,864	409,383,864	240,033,927	160,138,996	409,383,864
Weighted average preferred shares outstanding (thousands)	762,400,488	762,400,488	447,018,065	298,228,776	762,400,488
Cash Flow Data:
Brazilian corporate law
Cash flows from operating activities	1,459.7	510.6	984.4	779.7
Cash flows from investing activities	(1,643.3)	(574.9)	(3,820.5)	(1,767.7)
Cash flows from financing activities	1,324.6	463.4	2,772.3	683.4

(footnotes on following page)

	Historical		Pro forma(2)

			As of and for
	As of and for the		the Six-month
	Six-month Period Ended June 30,		Period Ended
			June 30,
	2004	2004	2004

	(R$ millions,	(U.S.$ millions,	(R$ millions,
	except per share	except per	except per share
	data)	share data)(1)	data)
Balance Sheet Data:
Brazilian corporate law
Property, plant and equipment, net	5,204.6	1,820.7	5,204.6
Total assets	13,582.8	4,751.6	14,101.0
Loans and financing	6,355.3	2,223.2	7,256.8
Net assets	3,290.6	1,151.1	3,290.6
Capital stock	4,373.7	1,530.0	4,373.7
Number of thousands of shares as adjusted to reflect changes in capital	1,171,784,352	1,171,784,352	1,171,784,352
U.S. GAAP
Property, plant and equipment, net	4,681.5	1,637.7	4,681.5
Total assets	14,967.0	5,235.8	15,489.3
Net assets	3,092.6	1,081.9	3,092.6
Capital stock	4,373.7	1,530.0	4,373.7
Number of thousands of shares as adjusted to reflect changes in capital	1,171,784,352	1,171,784,352	1,171,784,352

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Historical

	As of and for the
	Year Ended December 31,

	2003	2003	2002	2001

	(R$ millions,	(U.S.$ millions,
	except per share	except per	(R$ millions, except
	data)	share data)(1)	per share data)
Balance Sheet Data:
Brazilian corporate law
Property, plant and equipment, net	5,234.3	1,831.1	4,770.7	3,695.8
Total assets	13,473.3	4,713.3	9,654.4	6,872.2
Loans and financing	6,279.2	2,196.6	4,460.8	2,580.1
Net assets	3,393.4	1,187.1	4,010.0	2,742.6
Capital stock	4,373.7	1,530.0	4,373.7	1,873.3
Number of thousands of shares as adjusted to reflect changes in capital	1,171,784,352	1,171,784,352	1,171,784,352	458,367,772
U.S. GAAP
Property, plant and equipment, net	4,738.3	1,657.6	2,794.5	2,978.0
Total assets	13,546.5	4,738.9	10,202.0	7,218.3
Net assets	3,232.0	1,130.6	3,307.3	2,430.9
Capital stock	4,373.7	1,530.0	4,373.7	1,873.3
Number of thousands of shares as adjusted to reflect changes in capital	1,171,784,352	1,171,784,352	1,171,784,352	458,367,772

(1)	Translated for convenience only using the commercial selling rate for U.S. dollars as reported by the Central Bank on September 30, 2004: R$2.8586 = U.S.$1.00.

(2)	The unaudited pro forma income statement data for the six-month period ended June 30, 2004 gives pro forma effect to our acquisition of additional preferred shares of TCO through a public tender offer in October 2004 as if that acquisition had occurred on January 1, 2003. The unaudited pro forma balance sheet data as of June 30, 2004 gives pro forma effect to our acquisition of additional preferred shares of TCO as if that acquisition had occurred on June 30, 2004. The unaudited pro forma financial data is derived from the unaudited pro forma condensed statement of loss for the six-month period ended June 30, 2004 and the unaudited pro forma balance sheet as of June 30, 2004 included elsewhere in this prospectus. This unaudited pro forma condensed financial information was prepared for illustrative purposes only, does not purport to represent what the actual results of operations of our company would have been if that acquisition had actually occurred on January 1, 2003 or what our financial position would have been if that acquisition had actually occurred on June 30, 2004, and does not necessarily indicate what our operating results or financial position will be in the future. See “Unaudited Pro Forma Condensed Financial Information.”

(3)	The unaudited pro forma income statement data for the year ended December 31, 2003 gives pro forma effect to our acquisition of control of TCO in April 2003 and our acquisition of additional shares of TCO through public tender offers in November 2003 and October 2004 as if these acquisitions had occurred on January 1, 2003. The unaudited pro forma financial data is derived from the unaudited pro forma condensed statement of loss for the year ended December 31, 2003 included elsewhere in this prospectus, which unaudited pro forma condensed statement of loss was prepared for illustrative purposes only, does not purport to represent what the actual results of operations of our company would have been if the acquisitions had actually occurred on January 1, 2003 and does not necessarily indicate what our operating results will be in the future. See “Unaudited Pro Forma Condensed Financial Information.”

(4)	Interest on shareholders’ equity is included as part of dividends and is presented net of taxes.

(5)	As a result of a corporate restructuring completed in January 2000, we are obligated to issue shares to our controlling shareholder representing capital stock equivalent to a tax benefit realized due to the amortization of an intangible asset related to a concession that was transferred to our company by our controlling shareholder in the corporate restructuring. The number of issuable shares is determined on the basis of estimates using our share price at the date of the balance sheet. The potentially dilutive shares, consisting solely of the estimate of issuable shares mentioned above, have been excluded from the computation for the three years in the period ended December 31, 2003 and the six-month period ended June 30, 2004, as their effect would have been anti-dilutive.

Operating Data

      The following table sets forth selected data on the size and usage of our network.

	As of and for the	As of and for the Year Ended
	Six-Month Period	December 31,
	Ended June 30,
	2004	2003	2002(1)	2001(1)

Customers at period end (thousands)	15,530	13,298	7,238	5,966
Contract subscribers	2,756	2,705	1,679	1,692
Prepaid customers	12,774	10,593	5,559	4,274
Digital	15,432	13,179	7,090	5,626
Analog	98	119	148	340
Growth in customers during preceding 12 months (thousands)	2,231	6,061	1,271	1,201
Estimated population of our region (millions)(2)	NA	86.4	53.6	52.8
Estimated covered population of our region (millions)(3)	NA	74.5	48.2	47.3
Percentage of population covered(4)	NA	86.2%	89.9%	89.6%
Penetration(5)	NA	26.7%	22.2%	NA
Average monthly revenues per user (reais)(6)	33.77	41.50	43.94	60.67
Estimated market share(7)	55.8%	57.6%	60.7%	57.8%

(1)	Amounts reflect full consolidation of Global Telecom as from December 27, 2002 and of TCO as from April 25, 2003.

(2)	Based on estimates of the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística — IBGE).

(3)	Number of people within our region that can access our cellular telephone signal.

(4)	Percentage of the population of our region that can access our cellular telephone signal.

(5)	Number of our cellular lines in service divided by the population of our region.

(6)	Average monthly revenues per user excludes taxes and revenues from cellular telephone sales and is calculated using the sum of the average customer base for the months in the period.

(7)	Estimated based on the total number of cellular lines in service in our region as published by Anatel.

RISK FACTORS

Risks Relating to the Brazilian Telecommunications Industry and our Company

Extensive government regulation of the telecommunications industry may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

      Our business is subject to extensive government regulation, including any changes that may occur during the period of our authorization to provide telecommunications services. Anatel, which is the main telecommunications industry regulator in Brazil, regulates, among other things:

•	industry policies and regulations;

•	licensing;

•	prices;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	interconnection and settlement arrangements; and

•	universal service obligations.

      This extensive regulation and the conditions imposed by our authorizations to provide telecommunication services may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

Our results may be affected in the medium or long term as a result of the new SMP rules.

      In 2002, Anatel changed the Personal Mobile Service (Serviço Móvel Pessoal), or SMP, regime (first enacted in December 2000), encouraging companies operating under the Mobile Cellular Service (Serviço Móvel Celular), or SMC, regime to migrate to the SMP regime. Under the SMP regime, we no longer receive payment from our customers for outbound long distance traffic but receive payment for the use of our network in accordance with a network usage remuneration plan. However, the interconnection fees that we receive from long distance operators may not compensate us for the revenues that we would have received from our customers for outbound long distance traffic.

      Until June 30, 2004, SMP service providers were able to opt to establish a price cap or freely negotiate their interconnection charges. Now, free negotiation is the rule, subject to Anatel regulations relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties.

      In addition, under the SMP regime, an SMP operator pays for the use of another SMP operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them. In that case, only those calls that have surpassed the 55% level are subject to payment for network usage. This rule is valid until June 30, 2005, after which no payments will be due for network usage between SMP networks, regardless of the amount of traffic. As a result, if the traffic we terminate for other SMP operators exceeds the traffic they terminate for our company, our revenues and results of operations may be adversely affected.

      The new rules may negatively affect our revenues and results of operations.

If the inflation adjustment index now applied to our prices is changed, the new index may not be adequate.

      The Brazilian government currently uses the General Price Index, or the IGP-DI (the Índice Geral de Preços — Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, in connection with the prices charged in the telecommunications industry. The government may replace that index with another index that has not yet been identified. Any new index might not adequately reflect the true effect of inflation on our prices.

Anatel’s proposal regarding the consolidation of prices could have an adverse effect on our results.

      Anatel has proposed new regulations on interconnection rules, some of which could have an adverse effect on our results. The public consultation period on Anatel’s proposal ended on October 18, 2004, but final regulations have not been promulgated. The proposals that may adversely affect our results are (1) a proposal that two SMP providers controlled by the same economic group receive only one interconnection charge (VU-M) for calls originated and terminated in their networks rather than the current two VU-Ms, (2) a proposal for new negotiation rules for VU-M prices in which Anatel would have a rule in determining prices rather than the current free negotiation of prices and (3) a proposal for VU-M price unification among SMP providers of the same economic group having significant market power according to a criteria still to be defined. If these regulations take effect, they would have an adverse effect on our results of operations because (1) our interconnection charges would drop significantly, thereby reducing our revenues, (2) Anatel may allow more favorable prices for economic groups without significant market power and (3) the prices we charge in some regions in which we operate are higher than those in some other regions, and consolidation of those prices, competitive pressures and other factors would reduce our average prices and thereby reduce our revenues.

We face substantial competition that may reduce our market share and harm our financial performance.

      There is substantial competition in the telecommunications industry. We not only compete with companies that provide SMP service and trunking but also with companies that provide fixed-line telecommunications and Internet access services, due to the trend towards the convergence and substitution of SMP services for these other services.

      We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our marketing techniques and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by our competitors. If we do not keep pace with technological advances, or if we fail to respond timely to changes in competitive factors in our industry, we could lose a portion of our market share or suffer a decline in our revenue. Competition from other SMP communications service providers in the regions in which we operate may also affect our financial results by causing, among other things, the decrease in our customer growth rate and may bring about decreases in prices and increases in selling expenses. All these factors could have a material adverse effect on our results of operations.

      Recently, there has been consolidation in the Brazilian telecommunications market, and we believe this trend may continue. Consolidation may result in increased competitive pressures within our market. We may be unable adequately to respond to pricing pressures resulting from consolidation, which would adversely affect our business, financial condition and results of operations.

      In September 2004, Brasil Telecom, the fixed-line incumbent in nine states in Brazil and the Federal District (Anatel’s Region II), launched GSM operations in those states. Brasil Telecom’s authorization area overlaps with TCO’s in the Brazilian Federal District and in the states of Acre, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia and Tocantins and overlaps with all of Global Telecom’s authorization area (the states of Paraná and Santa Catarina). The entrance of Brasil Telecom into these markets will increase the competition that Global Telecom and TCO face in some states. Brasil Telecom has announced that its marketing strategy will be the convergence between its fixed and mobile services, and it is the only company in those states that offers both fixed and cellular services. The entrance of Brasil Telecom into the cellular markets in these states will increase competition for Global Telecom and TCO and could have a material adverse effect on our results of operations.

Our results of operations would be affected by a high rate of customer turnover or a decrease in our customer growth.

      A high rate of customer turnover or a decrease in our customer growth could adversely affect our results of operations and our competitive position. These effects can result from several factors, including limited network coverage and lack of sufficient reliability of our services, as well as increased competition in the regions in which we operate and economic conditions in Brazil.

The industry in which we conduct our business is subject to rapid technological changes, and these changes could have a material adverse effect on our ability to provide competitive services.

      The telecommunications industry is subject to rapid and significant technological changes. Our success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will be further developed.

      The advent of new products and technologies could have a variety of consequences for us. These new products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may be superior to, and render obsolete, the products and services we offer and the technologies we use, requiring investment in new technology. The cost of upgrading our products and technology in order to continue to compete effectively could be significant, and our ability to fund this upgrading may depend on our ability to obtain additional financing.

Our controlling shareholders have a great deal of influence over our business.

      PT Móveis S.G.P.S., S.A. and Telefónica Móviles, S.A., our principal shareholders, currently own through Brasilcel, directly and indirectly, approximately 93.7% of our common shares and 65.1% of our total capital. PT Móveis is a wholly owned subsidiary of Portugal Telecom S.G.P.S., S.A., or Portugal Telecom. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” in the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2003, which is incorporated by reference into this prospectus. Our principal shareholders have the power to control us and our subsidiaries, including the power to elect the majority of our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. In addition, as Portugal Telecom and Telefónica Móviles share their participation in us equally, any disagreement or dispute between them may have an impact on the decision-making capabilities of our management.

The cellular industry, including our company, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

      Media and other reports have suggested that radio frequency emissions from cellular handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using cellular handsets. These concerns could have an adverse effect on the cellular communications industry and, possibly, expose cellular providers, including our company, to litigation. We cannot predict whether further medical research and studies will refute a link between the radio frequency emissions of cellular handsets and base stations and these health concerns. Government authorities could increase regulation of cellular handsets and base stations as a result of these health concerns or cellular companies, including our company, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites to expand our network, which in turn may delay the expansion and may affect the quality of our services.

Our investment in Global Telecom has adversely affected, and could continue to adversely affect, our financial performance.

      Our investment in Global Telecom presents operational and financial risks. Global Telecom started operations in 1999, and its principal competitor in its authorization area has been in operation for a longer period of time and has a larger market share in that area. Global Telecom has had substantial net losses (R$856.1 million in 2001, R$771.1 million in 2002, R$436.0 million in 2003 and R$150.8 million in the nine-month period ended September 30, 2004) resulting in significant part from indebtedness and increased expenses in connection with the rapid expansion of its network infrastructure and upgrading its marketing and commercial capabilities.

      In 2003, our financial results were adversely affected by the R$436.0 million of losses of Global Telecom and by the expenses arising from our indebtedness we incurred to finance our acquisition of Global Telecom, which resulted in a net loss for our company of R$640.2 million in 2003, compared to net losses of R$1,140.7 million in 2002 and R$1,113.6 million in 2001. On December 27, 2002, we acquired the remaining shares of Global Telecom and now fully consolidate it in our consolidated financial statements.

      We expect our investment in Global Telecom to continue to have a material effect on our financial condition and results of operations, in part due to the indebtedness we incurred to make that investment.

We face risks associated with litigation.

      We and our subsidiaries are party to a number of lawsuits and other proceedings. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business.

      These lawsuits include actions seeking payment by TCO’s subsidiary Telegoiás in the amount of R$40.6 million as of September 30, 2004 and by TCO’s former subsidiary Telebrasília (since it merged into TCO) in the amount of R$68.7 million as of September 30, 2004, plus adjustment for exchange variations in each case, on Telebras loans assigned to those companies in connection with the privatization of the Telebras system. The Court of Appeals of the Federal District rendered decisions unfavorable to TCO in these actions, and TCO has appealed this decision. Several other lawsuits involving regulatory, intellectual property, tax and other matters are described in “Item 8.A. Consolidated Statements and Other Financial Information — Legal Matters” of our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2003, which is incorporated by reference into this prospectus.

Risks Relating to Our Preferred Shares and Our ADSs

Our preferred shares and our ADSs representing preferred shares generally do not have voting rights.

      In accordance with Brazilian corporate law and our by-laws, holders of our preferred shares, and therefore of our ADSs representing preferred shares, are not entitled to vote at meetings of our shareholders, except in limited circumstances.

      Our bylaws state that holders of preferred shares will have full voting rights in the event that we do not pay minimum dividends to those shareholders for three consecutive fiscal years, and those shareholders will retain those voting rights until the minimum dividends are paid. Because we did not pay minimum dividends for the years ended December 31, 2001, 2002 and 2003, the holders of preferred shares have been able to exercise voting rights since the general shareholders’ meeting held in March 2004 and will continue to exercise voting rights until we again pay minimum dividends. However, once we again pay minimum dividends, those voting rights will cease.

      In addition, our ADS holders are not entitled to attend shareholders’ meetings. They are entitled to instruct the depositary as to how to vote the preferred shares represented by their ADSs, in accordance with procedures provided for in the deposit agreement, but they are not able to vote their shares directly at a shareholders’ meeting or to appoint a proxy to do so, unless they surrender their ADRs, withdraw the shares in accordance with the terms of the deposit agreement and become registered shareholders by the applicable record date.

If you do not exercise all of your rights in this rights offering, you will suffer significant dilution of your percentage ownership of our preferred shares and American depositary shares.

      To the extent that you do not exercise your rights to subscribe for new preferred shares and ADSs, your proportionate ownership in our company will be reduced accordingly, and the percentage that your original preferred shares or ADSs represents of our increased capital stock after exercise of the rights will be disproportionately reduced.

ADS holders may not be entitled to participate in future preemptive rights offerings, and, consequently, their equity interests in our company could be diluted.

      We cannot assure you that we will file a registration statement with the Securities and Exchange Commission, or SEC, to allow holders of ADSs or shares in the United States to participate in any future preemptive rights offering. As a result, the equity interest of such holders in our capital stock would be diluted in relation to shareholders who participate in Brazil.

      Under Brazilian law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in our capital stock. Rights to purchase shares in these circumstances are known as preemptive rights. In any future capital increase we may not legally be permitted to allow holders of ADSs or shares in the United States to exercise any preemptive rights unless we file a registration statement with the SEC with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, or the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

An exchange of ADSs for preferred shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

      The ADSs benefit from the certificate of foreign capital registration, which permits The Bank of New York, as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution 2,689/00 of the Brazilian National Monetary Council (Conselho Monetário Nacional), known as Resolution 2,689, and CVM Instruction 325/00 or under Law No. 4,131/62 (which is used by some direct investors who do not wish to trade their shares publicly). See “Item 10.D. Exchange Controls” and “Item 10.E. Registered Capital” of the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2003, which is incorporated by reference into this prospectus.

      If a former holder of ADSs is not registered under Resolution 2,689, it may be subject to less favorable tax treatment. See “Taxation — Material Brazilian Tax Consequences.”

Holders of ADSs may be subject to Brazilian income tax on gains from dispositions of ADSs.

      Brazilian Law No. 10,833, dated December 29, 2003, provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. The preferred shares and the preferred share rights are expected to be treated as “assets located in Brazil” for purposes of the law, and gains on the disposition of preferred shares or preferred shares rights, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, the ADSs and the ADS rights may be treated as “assets located in Brazil” for purposes of the law, and therefore gains on the disposition of ADSs or ADS rights by non-residents of Brazil may also be subject to Brazilian taxation. Although the ADSs and the ADS rights should not fall within the definition of “assets located in Brazil” for purposes of the law, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil, given the general and unclear scope of Law No. 10,833 and the absence of judicial court rulings in respect thereto.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of ADSs.

      Investments in securities, such as our preferred shares and our ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investments in securities of issuers from more developed countries.

      The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. These features may substantially limit the ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so. The São Paulo Stock Exchange had a market capitalization of approximately U.S.$277 billion as of September 30, 2004 and an average monthly trading volume of approximately U.S.$6.9 billion from January 2004 to September 2004. In comparison, the NYSE had a market capitalization of approximately U.S.$17.8 trillion as of September 30, 2004 and an average monthly trading volume of approximately U.S.$942 billion from January 2004 through September 2004.

      There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 48.1% of the aggregate market capitalization of the São Paulo Stock Exchange as of September 30, 2004. The top ten stocks in terms of trading volume accounted for approximately 51.6% of all shares traded on the São Paulo Stock Exchange in September 2004.

ADS holders will be subject to exchange rate and other risks if they participate in this rights offering.

      The ADS subscription price has been set at R$12.50 per ADS but must be paid by ADS holders to the ADS rights agent in U.S. dollars. The U.S. dollar payment of U.S.$4.63 per ADS is the U.S. dollar equivalent of the ADS subscription price of R$12.50 per ADS, translated into U.S. dollars at the Federal Reserve Bank of New York’s noon buying rate of R$2.8330 = U.S.$1.00 on November 8, 2004, plus an additional 5% to provide for potential fluctuations in the exchange rate between the real and the U.S. dollar, conversion expenses, ADS issuance fees of the depositary and financial transaction taxes in Brazil.

      The ADS rights agent will make the conversion from U.S. dollars into reais at any commercially reasonably rate in order to pay the subscription price for the preferred share rights underlying the ADS rights. If there is a deficiency in U.S. dollars because the U.S. dollar to real exchange rate at the time of actual conversion is lower than it was at the time of subscription, then the holder will have to pay the amount of any deficiency, including expenses, and will not receive any new ADSs subscribed for until this deficiency is paid.

      An ADS holder must subscribe for any additional ADSs that it wishes to purchase, as a result of an under-subscription of the preferred shares underlying the ADSs in this rights offering, when it subscribes for the ADSs to which its rights entitle it during the initial ADS rights exercise period. The ADS holder must also pay the subscription price for these additional ADSs during the initial ADS rights exercise period. The holder will not know at this time whether any additional ADSs will be available to purchase after the expiration of the initial ADS rights exercise period, and we cannot guarantee that ADS holders will receive any of the additional ADSs for which they subscribe. The U.S. dollar amount that ADS holders pay for these additional ADSs will only be converted into reais after any reoffering round, to the extent preferred shares underlying the ADSs are reoffered to the depositary. Therefore, the U.S. dollar amount that ADS holders pay for additional ADSs will be exposed to the risk of exchange rate fluctuations for a longer period of time than the U.S. dollar amount that those holders pay for the ADSs to which their rights entitle them to purchase in the initial ADS rights exercise period.

      In the event that we cancel this rights offering, ADS holders will be refunded the subscription amount in U.S. dollars, without interest and net of conversion expenses and any financial transaction taxes. In order to refund the subscription amount to ADS holders in U.S. dollars, the ADS rights agent will have to convert the subscription amount each ADS holder paid in U.S. dollars from reais back into U.S. dollars. Consequently, ADS holders would be subject to a significant exchange rate risk in connection with the refund of the subscription amount paid by them. In addition, financial transaction taxes may be assessed both upon the conversion of U.S. dollars into reais and again upon the reconversion of the subscription amount back into U.S. dollars.

      If we do not proceed with this rights offering, trades in the rights that took place prior to cancellation would not be unwound and investors that purchased rights in the market could suffer a corresponding loss.

If you subscribe for new ADSs or preferred shares, you will not receive those securities until January 2005, and there may not be a liquid market for those securities prior to that time.

      No ADSs or preferred shares will be delivered until after our board of directors ratifies the capital increase that will take place through this rights offering and the concurrent common share rights offering. Our board of directors is not expected to meet until on or about January 7, 2005, after all the reoffering rounds of this rights offering have been completed. You will not receive any new ADSs for which you subscribe until on or after January 13, 2005, and you will not receive any new preferred shares for which you subscribe until on or about January 12, 2005 (or on or about January 14, 2005 if you hold preferred shares through Banco ABN Amro Real S.A.). If you subscribe for new ADSs, from the time that you subscribe for those new ADSs until those ADSs are delivered, you will likely be able to trade those new ADSs on a “when issued” basis only if an over-the-counter market for the “when issued” ADSs develops. Such a market may not develop or may not be liquid. If you subscribe for new preferred shares, from the time you subscribe for those new preferred shares until those preferred shares are delivered, a market in the subscription bulletins (boletins de subscrição) through which holders of preferred shares subscribe for new preferred shares may develop, but such a market may not develop or may not be liquid.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business, operations and the market price of our preferred shares and our ADSs.

      In the past, the Brazilian economy has experienced unstable economic cycles, and the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. To influence the course of Brazil’s economy, control inflation and effect other policies, the Brazilian government has taken various actions, including using wage and price controls, currency devaluations, capital controls, limits on imports and blocking access to bank accounts. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in the future. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors, including, without limitation:

•	fluctuations in exchange rates;

•	inflation;

•	exchange control policies;

•	gross domestic product growth;

•	social instability;

•	liquidity of domestic capital and lending markets;

•	price instability;

•	energy shortages;

•	interest rates;

•	tax policies; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

      Luiz Inácio Lula da Silva of the Workers’ Party took office as President of Brazil on January 1, 2003. In the period leading up to and following the October 2002 presidential election, there was substantial uncertainty regarding the policies that the new government would pursue. This uncertainty resulted in a loss of confidence in the Brazilian capital markets and a 34.3% devaluation of the real against the U.S. dollar between January 1, 2002 and December 31, 2002. While the Brazilian government has adopted economic measures that are more conservative than expected by some observers, the Brazilian government may change these policies in a manner that slows the growth of the Brazilian economy, reducing demand for cellular telecommunications services and, consequently, impairing our net operating revenues and overall financial performance. Any negative effect on our overall financial performance would also likely lead to a decrease in the market price of our preferred shares and the ADSs.

Tax reforms may affect our prices.

      The Brazilian government has proposed tax reforms that are currently being considered by the Brazilian Congress. If we experience a higher tax burden as a result of the tax reform, we may have to pass the cost of that tax increase to our customers. This increase may have a material negative impact on the dividends paid by our subsidiaries to our company and on our revenues and operating results.

Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

      Brazil has historically experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The inflation rate, as measured by the IGP-DI index, was 7.7% in 2003, 26.4% in 2002 and 10.4% in 2001. Inflation in the nine-month period ended September 30, 2004 was 10.1%. If Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected.

Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and our ADSs.

      The Brazilian currency has historically experienced frequent devaluations. The real devalued against the U.S. dollar by 18.7% in 2001. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown. In 2002, the real devalued against the U.S. dollar by 52.3%. In 2003, the Brazilian economy showed inflation stabilization and the dissipation of uncertainty about the Brazilian government’s economic team, which resulted in an appreciation of the real by 18.2%. In the first nine months of 2004, the real first devalued and then appreciated against the U.S. dollar for a net appreciation during the period of 1.0%.

      Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as dampen export-driven growth. Any such macroeconomic effects could adversely affect our net operating revenues and our overall financial performance.

      As of September 30, 2004, we had R$6,636.4 million in consolidated total debt, of which 81.3% was denominated in foreign currencies, primarily the U.S. dollar and the euro. Also, significant costs relating to our network infrastructure are payable or linked to payment by us in U.S. dollars. At the same time, while our foreign currency debt obligations were covered by derivative contracts as of September 30, 2004 and we may derive income from these and other derivative transactions, all of our operating revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to import the technology and the goods that are necessary to operate our business.

      In addition, devaluations of the real would reduce the U.S. dollar value of distributions and dividends on preferred shares and the ADSs and may also reduce the market value of the preferred shares and the ADSs.

Brazilian government exchange control policies could adversely affect our ability to make payments on foreign currency-denominated debt.

      The purchase and sale of foreign currency in Brazil is subject to governmental control. In the past, the Central Bank has centralized certain payments of principal on external obligations.

      Many factors could cause the Brazilian government to institute a more restrictive exchange control policy, including, without limitation, the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund, or IMF, and political constraints to which Brazil may be subject. A more restrictive policy could affect the ability of Brazilian debtors (including us) to make payments outside of Brazil to meet foreign currency-denominated obligations.

Deterioration in economic and market conditions in other countries, especially emerging market countries, may adversely affect the Brazilian economy and our business.

      The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. Any return to economic turmoil in Argentina or adverse economic developments in other emerging markets may adversely affect investor confidence in securities issued by Brazilian companies, including our preferred shares and ADSs representing our preferred shares, causing the market price and liquidity of those securities to suffer.

USE OF PROCEEDS

      Assuming that this rights offering and the concurrent offering of common share rights to our common shareholders are fully subscribed, our aggregate net proceeds from the sale of the new ADSs, preferred shares and common shares will be approximately R$2.0 billion. We intend to use the aggregate net proceeds for the following general purposes:

•	to repay indebtedness of our company in the aggregate amount of approximately R$700 million owed to Banco ABN Amro Real S.A. under bridge financing we incurred to finance our purchase on October 8, 2004 of 84,252,534,000 preferred shares of TCO, representing 32.8% of TCO’s total preferred shares, in a public tender offer. The bridge loan we obtained from Banco ABN Amro Real S.A. is denominated in foreign currency but is fully backed by a swap that converts our principal obligation into reais and bears interest at a rate of 104.3% of the CDI (Certificado Depositário Interbancário) rate, a Brazilian interbank rate. The loan matures in January 2005, with the ability of our company to extend the maturity date for further periods of 30 days until April 2005; and

•	to repay approximately R$1,300 million of our other short-term indebtedness, which totaled R$4,520.2 million as of September 30, 2004. A substantial portion of this short-term indebtedness consists of a loan in the amount of €416.05 million from Portugal Telecom Internacional Finance B.V., an affiliate of Portugal Telecom, which matures in November 2004 and bears interest at the EURIBOR rate plus 7.0% per annum. We intend to refinance this loan through an issuance in Brazil of commercial paper, and we may use a portion of the net proceeds of the rights offerings to repay a portion of that refinancing indebtedness.

CAPITALIZATION

      The following table sets forth our consolidated capitalization as of September 30, 2004:

•	on an actual historical basis;

•	as adjusted to reflect additional short-term indebtedness that we incurred in connection with our purchase of 84,252,534,000 preferred shares of TCO in a public tender offer; and

•	as further adjusted to reflect the completion of this rights offering and the concurrent common share rights offering, assuming all of the preferred shares (including preferred shares offered in the form of ADSs) and the common shares are subscribed and issued, and the application of the proceeds thereof.

      We have prepared the capitalization table using the accounting principles prescribed by the Brazilian Corporate Law Method. You should read this table together with our financial statements included in this prospectus.

	As of September 30, 2004 (Unaudited)

			As Adjusted for the Purchase of		As Adjusted for the Rights
	Actual		84,252,534,000 Preferred Shares of TCO		Offering

		(millions of	(millions of	(millions of		(millions of
	(R$ millions)	U.S.$)(1)	reais)	U.S.$)(1)	(R$ millions)	U.S.$)(1)
Short-term debt (including current portion of long-term debt):
Secured	253.9	88.8	253.9	88.8	253.9	88.8
Unsecured	4,266.3	1,492.5	5,167.8	1,807.8	3,167.8	1,108.2

Total short-term debt(2)	4,520.2	1,581.3	5,421.7	1,896.6	3,421.7	1,197.0

Long-term debt:
Secured	363.5	127.1	363.5	127.1	363.5	127.1
Unsecured	1,752.8	613.2	1,752.8	613.2	1,752.8	613.2

Total long-term debt(3)	2,116.3	740.3	2,116.3	740.3	2,116.3	740.3

Shareholders’ equity	3,137.7	1,097.7	3,137.7	1,097.7	5,137.7	1,797.3

Total capitalization (total long-term debt (excluding current portion) plus shareholders’ equity)	5,254.0	1,838.0	5,254.0	1,838.0	7,254.0	2,537.6

(1)	U.S. dollar amounts are translated from the real amounts, solely for the convenience of the reader, at an exchange rate of R$2.8586 per U.S. dollar, the commercial selling rate reported by the Central Bank as of September 30, 2004.

(2)	Of our total short-term debt, R$1,521.5 million is guaranteed by our subsidiaries or other affiliates.

(3)	Of our total long-term debt, R$856.1 million is guaranteed by our subsidiaries or other affiliates.

DILUTION

      As of September 30, 2004, our net tangible book value in accordance with the Brazilian Corporate Law Method was R$216,752,000, or R$0.19 per 1,000 shares and R$0.46 per ADS (U.S.$0.06 per 1,000 shares and U.S.$0.16 per ADS at the commercial selling rate as reported by the Central Bank on September 30, 2004). Net tangible book value per 1,000 shares represents the amount of our total tangible assets (total assets less intangible assets) reduced by the amount of total liabilities, divided by 1,171,784,352,509 common and preferred shares outstanding as of September 30, 2004. Assuming full exercise of the rights and the ADS rights in this rights offering and of the rights in the concurrent common share rights offering, net tangible book value would be R$1.39 per 1,000 shares and R$3.48 per ADS (U.S.$0.49 per 1,000 shares and U.S.$1.22 per ADS at the commercial selling rate as reported by the Central Bank on September 30, 2004). Dilution, for this purpose, represents the difference between the price per 1,000 shares or per ADS paid by purchasers in this rights offering and pro forma net tangible book value per 1,000 shares or per ADS, as the case may be, as of September 30, 2004. The following table illustrates the per 1,000 share and per ADS dilution as of September 30, 2004:

	Per ADS		Per 1,000 shares

	(R$)	(U.S.$)(1)	(R$)	(U.S.$)(1)

Offering price	12.50	4.41	5.00	1.75
Net tangible book value before the rights offering	0.46	0.16	0.19	0.06
Increase in net tangible book value per ADS or per 1,000 shares attributable to the offering	3.02	1.06	1.21	0.42
Pro forma net tangible book value per ADS or per 1,000 shares after giving effect to the offering	3.48	1.22	1.39	0.49
Dilution to purchasers per ADS or per 1,000 shares	9.02	3.19	3.61	1.26

(1)	U.S. dollar figures in the table are translated for convenience only using the commercial selling rate for U.S. dollars as reported by the Central Bank on September 30, 2004 of R$2.8586 = U.S.$1.00, except that (1) the offering price per ADS of U.S.$4.41 per ADS represents the conversion of the offering price of R$12.50 per ADS into U.S. dollars at the Federal Reserve Bank of New York’s noon buying rate on November 8, 2004 of R$2.8330 = U.S.$1.00 because that was the rate used to calculate the offering price per ADS in U.S. dollars pursuant to the terms of the rights offering and (2) the dilution to purchasers per ADS in U.S. dollars is the arithmetic difference between the offering price and the pro forma net tangible book value per ADS and not a convenience translation of the dilution to purchasers per ADS in reais.

      Existing holders of our preferred shares and the ADSs who do not exercise their preferred share and ADS rights, respectively, in this rights offering will have their ownership interests diluted such that a holder of our preferred shares or the ADSs who held one percent of our capital stock before this rights offering will be reduced to holding 0.74% after the issuance of new preferred shares, including preferred shares underlying ADSs, in this rights offering and common shares in the concurrent common share rights offering.

EXCHANGE RATES

      There are two legal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

      Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares and payment of dividends or interest with respect to shares. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be influenced by Central Bank intervention. In 1999, the Central Bank placed the commercial exchange rate and the floating rate exchange market under identical operational limits, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been the same as the commercial market rate, and the system relying on the foreign exchange rate band has been eliminated. However, there is no guarantee that these rates will continue to be the same in the future. Despite the convergence in pricing and liquidity of both markets, each market continues to be regulated separately.

      Since 1999, the Central Bank has allowed the real/ U.S. dollar exchange rate to float freely, and during that period, the real/ U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate substantially in the future. The commercial selling rate for U.S. dollars as reported by the Central Bank on November 5, 2004, was R$2.8186=U.S.$1.00.

      The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/U.S.$) for the periods indicated.

	Exchange Rate of R$ per U.S.$

Year	Low	High	Average(1)	Year-End

1999	1.2078	2.1647	1.8150	1.7890
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8007	2.3522	2.3204
2002	2.2709	3.9552	2.9309	3.5333
2003	2.8219	3.6623	3.0715	2.8892
2004 (through September 30, 2004)	2.8022	3.2051	2.9738	2.8586

Source:	U.S. dollar selling rate as published by the Central Bank on its electronic information system, SISBACEN, using transaction PTAX 800 Option 5.

(1)	Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of
	R$ per U.S.$

Month	Low	High

May 2004	2.9569	3.2051
June 2004	3.1030	3.1651
July 2004	2.9939	3.0747
August 2004	2.9338	3.0637
September 2004	2.8586	2.9361
October 2004	2.8241	2.8847

Source:	U.S. dollar selling rate as published by the Central Bank on its electronic information system, SISBACEN, using transaction PTAX 800 Option 5.

MARKET INFORMATION

Historical Share Information

      Our preferred shares are currently listed on the São Paulo Stock Exchange under the ticker symbol “TSPP4.” Our preferred shares began trading on the São Paulo Stock Exchange on September 21, 1998. ADSs representing our preferred shares are listed on the NYSE under the ticker symbol “TCP.” Each of the ADSs represents 2,500 preferred shares of our company. The Bank of New York is our depositary and issues the ADRs evidencing those ADSs. The ADSs commenced trading on the NYSE on November 16, 1998.

      The following table shows, for the periods indicated, the high and low of the last reported closing prices per 1,000 TCP preferred shares and per ADS. Preferred share prices are as reported on the São Paulo Stock Exchange, and ADS prices are as reported on the NYSE.

	1,000 Preferred
	Shares		ADSs

	Low	High	Low	High

1998
Annual(1)	6.80	14.50	16.94	30.44
1999
Annual	6.70	32.00	13.88	44.69
2000
Annual	16.66	45.30	21.06	64.50
2001
Annual	5.20	23.00	4.63	31.69
2002
Annual	2.60	9.26	1.71	10.03
First quarter	5.72	9.26	6.33	10.03
Second quarter	4.30	6.08	3.68	6.65
Third quarter	2.60	4.07	1.73	3.66
Fourth quarter	2.66	4.42	1.71	3.20
2003
Annual	3.17	8.29	2.20	7.08
First quarter	3.17	5.05	2.20	3.81
Second quarter	4.19	4.85	3.31	4.25
Third quarter	3.93	5.99	3.19	5.20
Fourth quarter	5.63	8.29	4.85	7.08
2004
First quarter	7.40	10.67	6.43	9.64
Second quarter	7.40	11.07	6.00	9.66
Third quarter	6.85	9.53	6.02	7.77
May	7.40	8.73	6.00	7.36
June	8.45	9.75	6.69	7.88
July	8.09	9.53	6.60	7.77
August	7.35	8.21	6.02	6.85
September	6.85	7.60	6.02	6.65
October	6.75	7.57	5.98	6.74
November (through November 5, 2004)	6.93	7.31	6.12	6.50

      The closing price of our preferred shares on the São Paulo Stock Exchange on May 3, 2004, the first trading day in the most recent full six months, was R$8.51 per 1,000 preferred shares, and the closing price of the ADSs on the New York Stock Exchange on May 3, 2004 was U.S.$7.26. The closing price of our preferred shares on the São Paulo Stock Exchange on October 8, 2004, the last trading day before announcement of this rights offering, was R$7.57 per 1,000 preferred shares, and the closing price of the ADSs on the New York Stock Exchange on October 8, 2004 was U.S.$6.74. On November 5, 2004, the last reported sale price of the preferred shares on the São Paulo Stock Exchange was R$7.00 per 1,000 preferred shares, and the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$6.50 per ADS.

Trading on the Brazilian Stock Exchanges

      Our preferred shares trade on the São Paulo Stock Exchange, which is a not-for-profit entity owned by its member brokerage firms. Trading on such exchanges is limited to member brokerage firms and a limited number of authorized non-members.

      The CVM and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the São Paulo Stock Exchange may be effected off the exchanges in the unorganized over-the-counter market in certain circumstances.

      Settlement of transactions occurs three business days after the trade date. Delivery of and payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse on the third business day following the trade date. The clearinghouse for the São Paulo Stock Exchange is the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia), or CBLC.

      In order to reduce volatility, the São Paulo Stock Exchange has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever specified indices of the São Paulo Stock Exchange fall below the limits of 10% and 15%, respectively, in relation to the closing index levels for the previous trading session.

      Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller and less liquid than the major U.S. and European securities markets. Moreover, the São Paulo Stock Exchange is less liquid than the New York Stock Exchange and other major exchanges in the world. The São Paulo Stock Exchange had a market capitalization of approximately U.S.$277 billion as of September 30, 2004 and an average monthly trading volume of approximately U.S.$6.9 billion from January 2004 to September 2004. In comparison, the New York Stock Exchange had a market capitalization of approximately U.S.$17.8 trillion as of September 30, 2004 and an average monthly trading volume of approximately U.S.$942 billion from January 2004 to September 2004. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.

      Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures.

Regulation of Brazilian Securities Markets

      The Brazilian securities markets are principally governed by Law No. 6,385, dated December 7, 1976, and the Brazilian corporate law, each as amended and supplemented, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally; the National Monetary Council; and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

      These laws and regulations, among others, provide for licensing and oversight of brokerage firms, governance of the Brazilian stock exchanges, disclosure requirements applicable to issuers of traded securities, restrictions on price manipulation and protection of minority shareholders. They also provide for restrictions on insider trading. Accordingly, any trades or transfers of our equity securities by our officers and directors, our controlling shareholders or any of the officers and directors of our controlling shareholders must comply with the regulations issued by the CVM, in particular Instruction No. 358. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or securities markets in some other jurisdictions.

      Under Brazilian corporate law, a corporation is either public (companhia aberta) or closely held (companhia fechada). All public companies are registered with the CVM and are subject to reporting requirements.

      We have the option to ask that trading in securities on the São Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the São Paulo Stock Exchange or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the São Paulo Stock Exchange.

      The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

RECENT RESULTS AND DEVELOPMENTS

Corporate Restructuring by TCO

      On June 30, 2004, the shareholders of TCO, at an extraordinary general shareholders’ meeting, approved the corporate reorganization of TCO described in “Item 4.A. Information on the Company — Our History and Development — TCO’s corporate restructuring” of our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2003, which is incorporated by reference into this prospectus. In this reorganization, TCO’s subsidiaries Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A. became wholly owned subsidiaries of TCO.

Tender Offer for a Portion of TCO Preferred Shares

      On October 8, 2004, we purchased 84,252,534,000 preferred shares of TCO, representing 32.8% of TCO’s total preferred shares, pursuant to a public tender offer through an auction on the São Paulo Stock Exchange. We expect to use a portion of the proceeds of this rights offering and the concurrent common share rights offering to repay bridge financing we entered into to fund the tender offer. See “Use of Proceeds.” We incurred indebtedness in an aggregate amount of R$901.5 million to fund this purchase. See “Capitalization” and “Unaudited Pro Forma Condensed Financial Information.”

Agreement with CTBC

      On October 6, 2004, we announced that we had entered into an agreement with CTBC, the cellular telecommunications operator of the Algar Group, that will enable us, beginning in 2005, to offer our customers digital roaming based on CDMA (Code Division Multiple Access) 1xRTT (Radio Transmission Technology) technology in 40 cities located in the southern part of the state of Minas Gerais and the northern part of the state of São Paulo.

      We have also continued to introduce new services and technologies for our customers. On October 26, 2004, for example, we launched CDMA 2000 (Code Division Multiple Access) 1xEV-DO (Evolution — Data Optimized) technology in the cities of São Paulo, Rio de Janeiro and Curitiba. This technology is a third generation access technology that allows data transmission speeds of up to 2.4 Megabits per second, enabling real-time access to services and applications such as e-mail, Internet, music and file downloads and streaming video and audio content.

Results of Operations for the Six-Month Period Ended June 30, 2004 Compared to the Six-Month Period Ended June 30, 2003

      The following discussion should be read in conjunction with our unaudited condensed consolidated interim financial statements as of June 30, 2004 and for the six-month periods ended June 30, 2003 and 2004 and the notes thereto, which are included elsewhere in this prospectus. These financial statements have been prepared in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP. For an explanation of these differences as they relate to our company, see note 37 to our audited consolidated financial statements as of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003, which are incorporated by reference into this prospectus, and note 18 to our unaudited condensed consolidated interim financial statements as of June 30, 2004 and for the six-month periods ended June 30, 2003 and 2004 included in this prospectus.

      The following discussion should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2003, which is incorporated by reference into this prospectus and includes a discussion of our critical accounting policies and other matters that are necessary for an understanding of the following discussion.

Acquisition of TCO

      We acquired 61.1% of the total voting capital stock (including treasury shares) of TCO on April 25, 2003. On October 9, 2003, we launched a tender offer for the remaining common shares of TCO in compliance with Brazilian law. The acceptance period ended on November 18, 2003, and we acquired 74.2% of the outstanding available common shares. At September 30, 2004, we held 86.2% of TCO’s total voting capital stock (including treasury shares), representing a 28.9% interest in TCO (and TCO holds an additional 4.5% of TCO’s common shares in treasury, representing 1.5% of TCO’s total capital stock).

      We purchased preferred shares of TCO in the tender offer described in “— Tender Offer for a Portion of TCO Preferred Shares” above. With this purchase, our interest in the total capital stock of TCO increased to 50.6% (and TCO holds an additional 4.5% of TCO’s common shares in treasury, representing 1.5% of TCO’s total capital stock).

      All figures for our company set forth below for the six-month periods ended June 30, 2004 and June 30, 2003 were affected by the consolidation of the operating results of TCO as from May 1, 2003. See “Unaudited Pro Forma Condensed Financial Information.”

Statement of Income

      The following table sets forth certain components of our income for each of the six-month periods ended June 30, 2004 and 2003, as well as the percentage change of each period from the prior year period.

	Six-Month Period Ended
	June 30,

	2004	2003	% Change

			(In percentage)
	(R$ millions)
Net operating revenue	3,557.9	2,439.3	45.9
Cost of services and goods	(1,561.0)	(1,276.7)	22.3
Gross profit	1,996.9	1,162.6	71.8
Operating expenses:
Selling	(812.3)	(518.0)	56.8
General and administrative	(322.0)	(254.8)	26.4
Other operating income (expense), net	(113.8)	12.7	(996.1)
Total	(1,248.1)	(760.1)	64.2
Operating income before financial expenses, net	748.8	402.5	86.0
Financial expense, net	(500.6)	(632.1)	(20.8)
Operating income (loss)	248.2	(229.6)	(208.1)
Net non-operating income (expense)	0.7	(4.7)	(114.9)
Income (loss) before minority interests and tax benefit (expense)	248.9	(234.3)	(206.2)
Income and social contribution taxes	(181.8)	(96.8)	87.8
Minority interests	(169.7)	(62.6)	171.1

Net loss	(102.6)	(393.7)	(73.9)

Net Operating Revenue

      Our net operating revenue consists of the following:

•	usage charges, which include charges for outgoing calls, roaming and similar service;

•	revenues from the sale of cellular handsets and accessories;

•	monthly subscription charges paid by our contract customers;

•	interconnection charges, which are amounts we charge other cellular, fixed-line or long distance service providers for calls terminated by our network; and

•	other charges, including charges for the transfer of cellular lines, call forwarding, call waiting, additional voicemail services and call blocking, Short Message Service, or SMS, and Wireless Application Protocol, or WAP, services.

      The composition of our operating revenues has been affected by the shift toward prepaid services (which do not generate monthly subscription charges, and which have attracted lower income customers to our services), by our strategic focus on profitability and selective customer growth, and by a change in our accounting policy for the recognition of revenues from prepaid services. Prior to January 1, 2003, revenues from prepaid services were recognized at the time of the sale of the prepaid minutes. As from January 1, 2003, these revenues have been deferred and amortized as the prepaid minutes are used. This change was recorded prospectively, and, consequently, revenues relating to the unused balance of prepaid minutes as of January 1, 2003 had already been recognized in 2002. This had a negative impact on our operating revenues of approximately R$93.9 million in the six-month period ended June 30, 2003.

      Our net additions increased the number of contract customers by 5.7% to 2.756 million as of June 30, 2004 from 2.604 million as of June 30, 2003. Net additions increased the number of prepaid customers by 54.2% to 12.774 million as of June 30, 2004 from 8.283 million as of June 30, 2003.

      As of July 6, 2003, SMP operators in Brazil were required by the SMP rules to implement long distance Carrier Selection Codes (Códigos de Seleção de Prestadora, or CSP) used by customers to choose their carrier for domestic long distance services (VC2 and VC3) and international SMP calls. As a result, we no longer receive revenue from VC2 or VC3 calls or international calls, but we receive interconnection charges for these calls.

      Additionally, in accordance with Anatel regulations, “Bill & Keep” rules were adopted for interconnection charges in July 2003. The rules provide that companies under the SMP regime are not required to pay for the use of the local network of another SMP provider as long as customers use local service (i.e., make calls in the same registration area) and as long as there is a traffic balance between them. However, when traffic from the SMP provider that originates the call to the SMP provider that terminates the call represents more than 55% of the local traffic between the two providers, the SMP provider who originates the higher traffic must pay the other provider the local usage charge for the portion of the traffic that exceeds 55%.

      The composition of operating revenues by category of service is presented in our consolidated financial statements and discussed below. We do not determine operating revenues on a net basis (i.e., after deduction of taxes) by category of service.

      The following table sets forth the components of our net operating revenues for each of the six-month periods ended June 30, 2004 and 2003, as well as the percentage change of each period from the prior year period.

	Six-Month Period
	Ended June 30,

	2004	2003	% Change

			(In percentages)
	(R$ millions)
Usage charges	1,902.9	1,389.2	37.0
Sales of handsets and accessories	877.2	569.0	54.2
Monthly subscription charges	137.8	116.5	18.3
Interconnection charges	1,534.6	1,032.3	48.7
Other	227.6	74.6	205.1

Total gross operating revenue	4,680.1	3,181.6	47.1

Value-added and other indirect taxes	(847.9)	(530.2)	59.9
Sales and services discount and return of goods sold	(274.3)	(212.1)	29.3

Net operating revenues	3,557.9	2,439.3	45.9

      Net operating revenues increased by 45.9% to R$3,557.9 million in the six-month period ended June 30, 2004 from R$2,439.3 million in the six-month period ended June 30, 2003. The increase in the six-month period ended June 30, 2004 was principally due to the consolidation of R$654.9 million of net operating revenue attributable to TCO for the months of January to April 2004. Without this amount, net operating revenues increased 19.0% to R$2,903.0 million in the six-month period ended June 30, 2004 from R$2,439.3 million in the six-month period ended June 30, 2003, primarily due to an increase in revenue from interconnection charges, usage charges and sales of handsets and accessories.

      Usage Charges. Revenues from usage charges increased by 37.0% to R$1,902.9 million in the six-month period ended June 30, 2004 from R$1,389.2 million in the six-month period ended June 30, 2003. The increase in the six-month period ended June 30, 2004 was primarily due to the consolidation of R$401.9 million of usage charges attributable to TCO for the months of January to April 2004. Without this amount, usage charges increased 8% to R$1,501.0 million in the six-month period ended June 30, 2004 from R$1,389.2 million in the six-month period ended June 30, 2003. This increase was primarily due to an increase in outgoing traffic caused by a 42.6% increase in our customer base to 15,530 thousand lines in service as of June 30, 2004 from 10,887 thousand lines in service as of June 30, 2003. This increase was partially offset by the impact of the new rules relating to the long distance Carrier Selection Codes described above.

      Sales of Handsets and Accessories. Revenues from sales of handsets and accessories increased by 54.2% to R$877.2 million in the six-month period ended June 30, 2004 from R$569.0 million in the six-month period ended June 30, 2003. The increase in the six-month period ended June 30, 2004 reflects the consolidation of R$120.9 million in revenues from sales of handsets and accessories by TCO for the months of January and April 2004. Without this amount, revenues from sales of handsets and accessories increased by 32.9% to R$756.3 million in the six-month period ended June 30, 2004 from R$569.0 million in the six-month period ended June 30, 2003. This increase was primarily due to an aggressive pricing strategy relating to promotional campaigns for Mother’s Day and Valentine’s Day in 2004. The total number of handsets sold during the period ended in June 30, 2004, was 3.1 million handsets, 72% higher than the 1.8 million handsets sold during the same period in 2003.

      Revenues from handset sales are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of handset sales is to encourage growth in customers and traffic, as opposed to generating profits on the sales, and we therefore subsidize portions of the costs of handsets. Although profit margins vary from one handset model to another and from time to time, on average profit margins are negative after taxes and discounts. The subsidy strategy resulted in a gross loss (calculated as the difference from net operating revenues from sales minus the cost of goods sold) for us of R$219.3 million and R$93.7 million in the six-month periods ended June 30, 2004 and 2003, respectively.

      Monthly Subscription Charges. Revenues from monthly subscription charges increased by 18.3% to R$137.8 million in the six-month period ended June 30, 2004 from R$116.5 million in the six-month period ended June 30, 2003. The increase in the six-month period ended June 30, 2004 was primarily due to the consolidation of R$52.4 million of monthly subscription charges attributable to TCO for the months of January to April 2004. Without this amount, revenues from monthly subscription charges decreased by 26.7% to R$85.4 million in the six-month period ended June 30, 2004 from R$116.5 million in the six-month period ended June 30, 2003. This decrease occurred principally because new contract customers increasingly use our discount plans, resulting in proportionally lower revenues from monthly subscription charges from those new customers. In addition, the decrease is due in part to customer migration toward franchise plans from monthly subscription plans. Franchise plans permit clients to purchase packages of minutes (the more minutes purchased, the less the per minute cost of cellular service) without paying a monthly fee.

      Interconnection Charges. Revenues from interconnection charges increased by 48.7% to R$1,534.6 million in the six-month period ended June 30, 2004 from R$1,032.3 million in the six-month period ended June 30, 2003. The increase in the six-month period ended June 30, 2004 was primarily due to the consolidation of R$281.7 million of interconnection charges of TCO for the months of January to April 2004. Without this amount, revenues from interconnection charges increased 21.4% to R$1,252.9 million in the six-month period ended June 30, 2004 from R$1,032.3 million in the six-month period ended June 30, 2003. This increase was primarily due to the new rules relating to the Carrier Selection Codes described above, which increased our revenues from interconnection charges from domestic long distance and international calls. This increase was partially offset by the effect of the “Bill & Keep” rules described above, which limited revenues from interconnection charges paid by other SMP providers operating in the same areas in which we provide local service.

      Other. Revenues from other services increased 205.1% to R$227.6 million in the six-month period ended June 30, 2004 from R$74.6 million in the six-month period ended June 30, 2003. The increase in the six-month period ended June 30, 2004 was principally due to an increase in revenues from data services, especially SMS services, due to increased marketing efforts for these services, as well as increased customer attraction to the capabilities of 1x Radio Transmission Technology, or 1xRTT technology. This 1xRTT technology, also known as CDMA 2000 1X technology, is a third-generation cellular telecommunications technology that allows greater data transmission capability, such as multimedia messaging services (MMS), sending photo messages and music data downloads. In addition, revenues from other services included the consolidation of R$13.6 million in other revenues of TCO for the period from January to April 2004.

      Value-added and Other Indirect Taxes. Value-added and other indirect taxes increased 59.9% to R$847.9 million in the six-month period ended June 30, 2004 from R$530.2 million in the six-month period ended June 30, 2003. The increase in the six-month period ended June 30, 2004 reflected the consolidation of R$178.2 million in taxes of TCO for the months of January to April 2004. Without this amount, value-added and other indirect taxes increased 26.3% to R$669.7 million in the six-month period ended June 30, 2004 from R$530.2 million in the six-month period ended June 30, 2003. This increase was principally due to increased revenues.

      Value-added taxes and other indirect taxes on operating revenues were 18.1% of gross operating revenue in the six-month period ended June 30, 2004, compared to 16.7% of gross operating revenue in the six-month period ended June 30, 2003. The effective rate of taxes on gross operating revenues varies depending upon the composition of our revenues and the specific tax rate applicable to the subsidiary that generates the revenue because the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, a tax imposed by Brazilian states, is calculated at rates varying from 7% to 27%, depending on the state and the nature of the goods and services.

      Sales and Services Discount and Return of Goods Sold. Deductions from operating revenues include discounts on cellular handset sales, discounts on services and returns of goods sold. Discounts and returns increased by 29.3% in the six-month period ended June 30, 2004 to R$274.3 million from R$212.1 million in the six-month period ended June 30, 2003. The increase in the six-month period ended June 30, 2004 was primarily due to the consolidation of R$37.4 million of discounts and returns attributable to TCO for the months of January to April 2004. Without his amount, discounts and returns increased by 11.7% to R$236.9 million in the six-month period ended June 30, 2004 from R$212.1 million in the six-month period ended June 30, 2003, principally due to increased sales discounts generated by an aggressive pricing strategy relating to promotional campaigns for Mother’s Day and Valentine’s Day in 2004.

Cost of Services and Goods

      The following table sets forth the components of our costs of services and goods sold for each of the six-month periods ended June 30, 2004 and 2003, as well as the percentage change of each period from the prior year period.

	Six-Month Period
	Ended June 30,

	2004	2003	% Change

			(In percentages)
	(R$ millions)
Depreciation and amortization	(361.3)	(399.9)	(9.7)
Materials and services	(269.2)	(295.6)	(8.9)
Personnel	(29.1)	(19.5)	49.2
Rental, insurance and condominium fees	(49.6)	(43.9)	13.0
Cost of goods sold	(760.6)	(438.1)	73.6
Fistel and other taxes	(91.2)	(79.7)	14.4

Cost of services and goods	(1,561.0)	(1,276.7)	22.3

      Cost of services and goods increased by 22.3% in the six-month period ended June 30, 2004 to R$1,561.0 million from R$1,276.7 million in the six-month period ended June 30, 2003. The increase in the six-month period ended June 30, 2004 was principally due to the consolidation of R$253.1 million of cost of services and goods attributable to TCO for the months of January to April 2004. Without this amount, cost of services and goods increased 2.4% to R$1,307.9 million in the six-month period ended June 30, 2004 from R$1,276.7 million in the six-month period ended June 30, 2003.

      Gross margin, which is defined as gross profit as a percentage of net revenues, increased to 56.1% in the six-month period ended June 30, 2004 from 47.7% in the six-month period ended June 30, 2003, primarily due to the effects of the consolidation of the results of operations of TCO for the full six-month period ended June 30, 2004.

      Depreciation and Amortization. Depreciation and amortization expenses decreased 9.7% to R$361.3 million in the six-month period ended June 30, 2004 from R$399.9 million in the six-month period ended June 30, 2003. This decrease was principally due to the termination of depreciation of our analog network in 2003. This decrease was partially offset by the effect of the consolidation of depreciation and amortization expenses of TCO for the first four months of 2004 in the amount of R$51.1 million.

      Material and Services. Cost of material and services decreased 8.9% to R$269.2 million in six-month period ended June 30, 2004 from R$295.6 million in the six-month period ended June 30, 2003. This decrease was principally due to the effect of the new Carrier Selection Code rules and “Bill & Keep” rules described above, which reduced interconnection charges we pay to other providers to R$111.3 million in the six-month period ended June 30, 2004 from R$157.6 million in the six-month period ended June 30, 2003. This decrease was partially offset by the effect of the consolidation of cost of material and services of TCO for the first four months of 2004 in the amount or R$41.9 million. Leased line charges increased 5.3%, primarily due to the impact of foreign exchange variations.

      Personnel. Personnel expenses increased 49.2% to R$29.1 million in six-month period ended June 30, 2004 from R$19.5 million in the six-month period ended June 30, 2003. The increase in the six-month period ended June 30, 2004 was principally due the consolidation of R$7.7 million of personnel costs attributable to TCO for the months of January to April 2004. Without this amount, personnel expenses increased 9.7% to R$21.4 million in the six-month period ended June 30, 2004 from R$19.5 million in the six-month period ended June 30, 2003, principally due to the effect of wage increases to adjust for inflation implemented in November 2003.

      Rental, Insurance and Condominium Fees. Rental, insurance and condominium fees increased 13.0% to R$49.6 million in six-month period ended June 30, 2004 from R$43.9 million in the six-month period ended June 30, 2003. This increase was due to the consolidation of R$5.7 million of rental, insurance and condominium fees attributable to TCO for the months of January to April 2004.

      Cost of Goods Sold. Cost of goods sold increased 73.6% to R$760.6 million in six-month period ended June 30, 2004 from R$438.1 million in the six-month period ended June 30, 2003. The increase in the six-month period ended June 30, 2004 reflected the consolidation of R$131.4 million in cost of goods of TCO for the first four months of 2004. Without this amount, cost of goods sold increased 43.6% to R$629.2 million in the six-month period ended June 30, 2004 from R$438.1 million in the six-month period ended June 30, 2003, principally due to an increase in the number of handsets sold and the sale of more sophisticated and expensive handset models, although sales of less expensive models also increased through our aggressive pricing strategy relating to promotional campaigns for Mother’s Day and Valentine’s Day in 2004.

      Fistel and Other Taxes. Our Fistel and other taxes increased 14.4% to R$91.2 million in six-month period ended June 30, 2004 from R$79.7 million in the six-month period ended June 30, 2003. This increase was principally due to an expansion of our equipment and an increase in the number of handsets sold. This increase also reflects the consolidation of R$1.7 million of Fistel and other taxes of TCO for the months of January to April 2004. The Fundo de Fiscalização das Telecomunicações (Telecommunications Inspection Fund, or Fistel) tax is a Brazilian federal tax assessed on the activation of cellular numbers and on telecommunications equipment. See “Item 4.A. Information on the Company — Our History and Development — Taxes on Telecommunications Services and Handset Sales” of our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2003, which is incorporated by reference into this prospectus.

Operating Expenses

      The following table sets forth the components of our operating expenses for each of the six-month periods ended June 30, 2004 and 2003, as well as the percentage change of each period from the prior year period.

	Six-Month Period
	Ended June 30,

	2004	2003	% Change

			(In percentages)
	(R$ millions)
Selling expenses	(812.3)	(518.0)	56.8
General and administrative expenses	(322.0)	(254.8)	26.4
Other net operating income (expenses)	(113.8)	12.7	(996.1)

Operating expenses	(1,248.1)	(760.1)	64.2

      Operating expenses increased 64.2% to R$1,248.1 million in six-month period ended June 30, 2004 from R$760.1 million in the six-month period ended June 30, 2003. This increase reflects the consolidation of R$189.8 million in operating expenses of TCO for the months of January to April 2004.

      Selling Expenses. Selling expenses increased 56.8% to R$812.3 million in the six-month period ended June 30, 2004 from R$518.0 million in the six-month period ended June 30, 2003. This increase reflects the consolidation of selling expenses of TCO in the amount of R$139.9 million for the months of

January to April 2004. Without this amount, selling expenses increased 29.8% to R$672.4 million in the six-month period ended June 30, 2004 from R$518.0 million in the six-month period ended June 30, 2003, principally due to an increase in advertising costs, dealers’ commissions and call center costs.

      Provisions for doubtful accounts increased 82.5% to R$66.8 million in six-month period ended June 30, 2004 from R$36.6 million in the six-month period ended June 30, 2003. This increase reflects the consolidation of provisions for doubtful accounts of TCO in the amount of R$6.2 million for months of January to April 2004. Without this amount, provisions for doubtful accounts increased 65.6% to R$60.6 million in June 2004, principally due to an increase in operating revenues for the six-month period ended June 30, 2004.

      General and Administrative Expenses. General and administrative expenses increased by 26.4% in six-month period ended June 30, 2004 to R$322.0 million from R$254.8 million in the six-month period ended June 30, 2003. The increase in the six-month period ended June 30, 2004 was principally due to the consolidation of R$49.7 million of general and administrative expenses attributable to TCO for the months of January to April 2004. Without this amount, general and administrative expenses increased 6.9% to R$272.3 million in the six-month period ended June 30, 2004 from R$254.8 million in the six-month period ended June 30, 2003, principally due to increased personnel expenses and increased depreciation and amortization expenses resulting from capital expenditures on our management information systems.

      Other Net Operating Expenses. We had other net operating expenses of R$113.8 million in the six-month period ended June 30, 2004, compared to other net operating income of R$12.7 million in the six-month period ended June 30, 2003. The increase in expenses for the six-month period ended June 30, 2004 resulted mainly from R$91.9 million in amortization during that period of the goodwill recorded from the acquisition of a controlling interest in TCO in April 2003 and the acquisition of additional capital stock of TCO in a public tender offer in November 2003. In comparison, in the six-month period ended June 30, 2003, we amortized R$25.2 million of goodwill relating to the TCO acquisition during the months of May and June 2003, and that goodwill related only to the acquisition of the controlling stake in TCO in April 2003. In addition, in the six-month period ended June 30, 2003, we recorded a gain in the amount of R$68.5 million from the reversal of a provision relating to litigation over the assessment of ICMS tax on activation fees that was reversed in 2003. Telesp Celular had previously established this provision in connection with litigation at the Treasury Court of the State of São Paulo seeking a decision that the ICMS tax does not apply to cellular activation fees. We reversed the provision on March 31, 2003 when the Higher Justice Court (Superior Tribunal de Justiça) determined in an action filed by Telamazon Celular, another wireless operating company, that the ICMS tax could not be assessed on activation fees. Our other net operating expenses for the six-month period ended June 30, 2004 reflects the consolidation of R$0.2 million in expenses attributable to TCO for the months of January to April 2004.

Net Financial Expense

      The following table sets forth certain components of our net financial expense, as well as the percentage change of each component from the prior year period, for each of the six-month periods ended June 30, 2004 and 2003.

	Six-Month Period
	Ended June 30,

	2004	2003	% Change

			(In percentages)
	(R$ millions)
Financial income	136.1	112.2	21.3
Exchange gains and losses	171.3	837.2	(79.5)
Gains (losses) on foreign currency derivative contracts, net	89.6	(881.6)	(110.2)
PIS/COFINS on financial income	(68.6)	(3.1)	2,112.9
Financial expenses	(829.0)	(696.8)	19.0

Net financial expense	(500.6)	(632.1)	(20.8)

      Net financial expense decreased 20.8% to R$500.6 million in six-month period ended June 30, 2004 from R$632.1 million in the six-month period ended June 30, 2003. This decrease was primarily due to a 38.8% decrease in the CDI (Certificado Depositário Interbancário) rate, an interbank market interest rate that applies to certain of our indebtedness and derivatives. This decrease was partially offset by an increase in our consolidated debt to R$6,355.3 million at June 30, 2004 from R$6,116.2 million at June 30, 2003.

Income and Social Contribution Taxes

      Income and social contribution taxes increased 87.8% to R$181.8 million in the six-month period ended June 30, 2004 from R$96.8 million in the six-month period ended June 30, 2003. Despite our net losses, we recorded income and social contribution taxes of R$57.8 million and R$124.0 million in the six-month period ended June 30, 2004 and R$57.1 million and R$39.7 million in the six-month period ended June 30, 2003, based on the operating results of Telesp Celular and TCO, respectively. According to Brazilian tax law, losses from consolidated entities cannot be used to offset income of other consolidated entities. See note 11 to our unaudited condensed consolidated interim financial statements as of June 30, 2004 and for the six-month periods ended June 30, 2003 and 2004 included elsewhere in this prospectus.

Minority Interests

      Minority interests for the six-month period ended June 30, 2004 represent the participation of minority shareholders in the net income of TCO for the period from January to June 2004. For the six-month prior ended June 30, 2003, minority interests represent the participation of minority shareholders in the net income of TCO from May through June 2003.

Liquidity and Capital Resources

Sources of Funds

      We generated cash flow from operations of R$906.6 million for the six-month period ended June 30, 2004 and used cash flows in our operations of R$114.9 million in the six-month period ended June 30, 2003.

      As of June 30, 2004, we had R$2,068.9 million in long-term loans and financing and R$4,286.4 million in short-term indebtedness, which consisted primarily of funding from financial institutions and related parties. At June 30, 2004, we had a working capital deficit (current liabilities minus current assets) of R$1,964.1 million, attributable primarily to our short-term debt.

      During the six-month periods ended June 30, 2004 and 2003, we obtained new loans amounting to R$884.8 million and R$2,929.4 million, respectively. We also had cash flow from investing activities of R$536.9 million in the six-month period ended June 30, 2003 related to the payment by Fixcel S.A., the former controlling shareholder of TCO, on debentures held by TCO.

      Our principal assets are the shares of our subsidiaries. We rely exclusively on dividends from TCO, Telesp Celular and Global Telecom to meet our cash needs, including the payment of dividends to our shareholders. We control the payment of dividends by TCO, Telesp Celular and Global Telecom, subject to limitations under Brazilian law. There are no contractual restrictions on the payment of dividends by our subsidiaries to us.

      We believe that funds generated by operations, together with the proceeds of this rights offering and the concurrent offering of common share rights, will be sufficient to provide for our current working capital needs.

Uses of Funds

      In addition to the cash flows used in our operations, our principal uses of funds are for capital expenditures, servicing our debt, payment of dividends to shareholders. In 2003, our uses of funds included the acquisition of a controlling interest in TCO, and in 2004, our uses of funds included our purchase of 84,252,534,000 preferred shares of TCO in a public tender offer. See “Use of Proceeds.”

      In the six-month period ended of 2003, we paid R$709.8 million (net of cash acquired) to Fixcel S.A. in connection with the acquisition of a controlling interest in TCO. Capital expenditures (including capitalized interest) consumed cash flows of R$449.9 million and R$160.4 million in the six-month periods ended June 30, 2004 and 2003, respectively. Payment of debt consumed cash flows of R$1,376.3 million and R$1,363.4 million in the six-month periods ended June 30, 2004 and 2003, respectively. TCO made payments of dividends and interest on shareholders’ equity to its minority shareholders in the six-month periods ended June 30, 2004 and 2003 of R$25.9 million and R$79.5 million, respectively.

Capital Expenditures

      The following table sets forth our consolidated capital expenditures for the periods indicated:

	Six-Month
	Period Ended
	June 30,

	2004	2003

	(R$ millions)
Switching equipment	121.7	49.8
Transmission equipment	132.3	44.8
Information technology	114.1	28.7
Others(1)	81.8	37.1

Total capital expenditures	449.9	160.4

(1)	Handsets for rental, network constructions, furniture and fixtures, office equipment, and store layouts.

      During the six-month period ended June 30, 2004, we invested R$449.9 million in fixed assets, mainly in the selective implementation of 1xRTT network to replace TCO’s TDMA network. A TDMA, or Time Division Multiple Access, network permits multiple users to access a single radio frequency channel without interference. Our capital expenditures for 2004, including investments in network expansion, introduction of products and services that aim at maximizing the use of cellular telephony, besides seeking the constant improvement of the quality of services provided to our customers are expected to be approximately R$1,037.0 million.

Debt

      As of June 30, 2004, our total debt position was as follows:

Amount
Outstanding
as of June 30,
Debt	2004

(R$ millions)
Financing from banks	3,909.0
Financing from suppliers	12.6
Fixcel — acquisition of TCO	56.8
Related parties	2,231.6

Total debt before interest	6,210.0

Interest	145.3

Total debt	6,355.3

Of total debt:
Total long-term debt, excluding the short-term portion	2,068.9
Short-term debt	4,286.4

      As of June 30, 2004, our total debt was R$6,355.3 million, of which R$5,102.7 million, or 80.3%, was denominated in foreign currencies and therefore exposed to currency fluctuations. Of that amount, R$3,103.8 million was denominated in U.S. dollars (U.S.$998.8 million), R$1,579.0 million was denominated in euros (€416.0 million), R$383.1 million was denominated in yen (¥13,401.3 million) and R$73.6 was denominated in UMBNDES (UMBNDES 4.45 million). The UMBNDES is a basket of currencies published by the Brazilian National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES. Devaluation of the real results in exchange losses on foreign currency indebtedness. In order to protect against this risk, we have entered into over-the-counter derivatives transactions with international and domestic financial institutions. At June 30, 2004, we had derivative contracts that covered amounts in excess of our foreign currency-denominated debt.

      We are exposed to interest rate risk as a consequence of our floating rate debt. At June 30, 2004, approximately 52% of our interest-bearing liabilities bore interest at floating rates, primarily EURIBOR for euro-denominated debt, LIBOR for U.S. dollar-denominated debt and CDI, TJLP and UMBNDES. The TJLP, the Taxa de Juros de Longo Prazo (Long-Term Interest Rate) is a Brazilian long-term interest rate that includes an inflation factor and is determined quarterly by the Brazilian Central Bank. The UMBNDES rate is a BNDES rate that reflects the daily exchange fluctuations in the UMBNDES basket of currencies, which are the currencies in which BNDES borrows. Accordingly, our financing expenses will increase if market interest rates, such as LIBOR, EURIBOR, CDI or TJLP, rise. At June 30, 2004, all of our foreign currency derivatives contracts bore interest payments linked to the CDI rate. We have not hedged against the risk of interest rates increasing. The CDI rates as of June 30, 2004 and 2003 were 15.72 % and 25.68% respectively.

      At June 30, 2004, we had U.S.$280.0 million in forward purchase agreements allowing us to purchase U.S. dollars in September 2006 at R$1.23 per U.S. dollar. In order to reduce the costs of our derivatives contracts, in 2000 we sold call options on U.S. dollars exercisable in September 2004 if the value of the real falls below R$2.25 to one U.S. dollar. The notional amount of options we sold is U.S.$300 million, and the associated losses offset the gains from the U.S.$300 million forward contract. See “Supplemental Information as of September 30, 2004 and for the Nine-Month Period Ended September 30, 2004 — Supplemental Information on Liquidity and Capital Resources as of September 30, 2004.”

      Some of the debt agreements of TCP and its subsidiaries contain restrictive covenants. Financial ratios apply to some indebtedness of Global Telecom and TCO and involve (1) current ratios, (2) capitalization ratios, (3) EBITDA margins, (4) interest coverage ratios and (5) debt to capital ratios.

Off-Balance Sheet Arrangements

      As of June 30, 2004, we had R$0.3 million in off-balance sheet financing related to the leasing of network equipment. The annual expenses related to this financing are included as costs and amounted to R$14.0 million and R$13.5 million in the six-month periods ended June 30, 2004 and 2003, respectively.

      We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

Trends

      Growth in cellular telephony is expected to exceed Brazil’s economic growth once again in 2004 as a whole. In the remainder of 2004 and in 2005, fierce competition is expected as a result of the entry of new competitors, such as Brasil Telecom, accelerating consolidation of national coverage and continuing efforts toward improving network technology. As one indication of increasing consolidation in the Brazilian telecommunications industry, Teléfonos de México, S.A. de C.V., or Telmex, recently acquired control of Embratel Participações S.A., a major Brazilian telecommunications services provider of domestic and international long distance and data services. Telmex is an affiliate of América Móvil, S.A. de C.V., which controls the cellular telecommunications operating companies that operate in Brazil under the brand name

Claro. In addition, Claro and Telemig Celular, another cellular telecommunications operator, recently acquired licenses to expand their operations to other regions in Brazil.

U.S. GAAP Information

U.S. GAAP Reconciliation as of June 30, 2004 and for the Six-Month Periods Ended June 30, 2004 and 2003

      Our financial statements have been prepared in accordance with the Brazilian Corporate Law Method. Our net income (loss) in accordance with the Brazilian Corporate Law Method was R$(102.6) million in the six-month period ended June 30, 2004 and R$(393.7) million in the six-month period ended June 30, 2003. Under U.S. GAAP, we reported net income (loss) of R$(139.4) million in the six-month period ended June 30, 2004 and R$50.9 million in the six-month period ended June 30, 2003.

      Our shareholders’ equity in accordance with the Brazilian Corporate Law Method was R$3,290.6 million as of June 30, 2004, compared to R$3,393.2 million as of December 31, 2003. Under U.S. GAAP, we reported shareholders’ equity of R$3,092.6 million as of June 30, 2004 and R$3,232.0 million as of December 31, 2003.

      We have not reconciled to U.S. GAAP our shareholders’ equity or net income (loss) as of September 30, 2004 or for the nine-month periods ended September 30, 2004 and 2003. With respect to shareholders’ equity as of September 30, 2004 and the nine-month period ended September 30, 2004, the differences between the Brazilian Corporate Law Method and U.S. GAAP are generally of the type described in note 37 to our audited consolidated financial statements and of the type described below and in note 18 to our unaudited condensed consolidated financial statements as of June 30, 2004 and for the six-month periods ended June 30, 2004 and 2003.

      The principal differences between the Brazilian Corporate Law Method and U.S. GAAP that affected our net income (loss) for the six-month periods ended June 30, 2004 and 2003 and our shareholders’ equity as of June 30, 2004 are described in note 18 to our unaudited condensed consolidated interim financial statements included in this prospectus. These principal differences relate to:

•	differences in capitalizing and amortizing capitalized interest under the Brazilian Corporate Law Method and U.S. GAAP;

•	the amortization under U.S. GAAP of the restatement of fixed assets resulting from the application of inflation accounting during 1996 and 1997 and the treatment of the loss on the disposal of monetarily restated assets. Brazil was considered a highly inflationary economy under U.S. GAAP. Under the Brazilian Corporate Law Method, we accounted for the effects of inflation through December 31, 1995;

•	differences in recording exchanges of our shares for minority interests in our company under the Brazilian Corporate Law Method and U.S. GAAP;

•	differences in recording acquisitions, including differences in the calculation and treatment of goodwill, under the Brazilian Corporate Law Method and U.S. GAAP;

•	differences in accounting for the single-employer and multiemployer benefit plans of our company and its subsidiaries under the Brazilian Corporate Law Method and U.S. GAAP;

•	the inclusion of net financial expenses in operating income under the Brazilian Corporate Law Method, whereas under U.S. GAAP, net financial expenses is shown after operating income, and accrued interest would be included in accounts payable and accrued expenses;

•	differences in calculating earnings per share under the Brazilian Corporate Law Method and U.S. GAAP;

•	the reclassification of permanent assets under the Brazilian Corporate Law Method to non-current assets and property, plant and equipment under U.S. GAAP and the recording of gains and losses on disposals of permanent assets as non-operating results under the Brazilian Corporate Law Method but as operating results under U.S. GAAP;

•	the recording of a lease for certain computer hardware and software as an operating lease under the Brazilian Corporate Law Method but as a capital lease under U.S. GAAP;

•	the application of SFAS No. 144, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of,” under U.S. GAAP;

•	the deferral of the Fistel tax assessed on each activation of a new cellular line beginning on January 1, 2001 under the Brazilian Corporate Law Method, whereas, under U.S. GAAP, this tax is charged directly to the consolidated statement of income;

•	differences in the recognition of revenue under the Brazilian Corporate Law Method and U.S. GAAP;

•	differences in the treatment of derivative instruments under the Brazilian Corporate Law Method and U.S. GAAP;

•	differences in the amortization of license acquisition costs under the Brazilian Corporate Law Method and U.S. GAAP;

•	differences in the treatment of an advance payment that TCO made to BID S.A. in January 2002 under the Brazilian Corporate Law Method and U.S. GAAP; and

•	the recording of pre-operational costs by Global Telecom as deferred assets to be amortized under the Brazilian Corporate Law Method, whereas, under U.S. GAAP, this deferral and amortization have been reversed.

New U.S. GAAP Accounting Pronouncement

      In December 2003, the Financial Accounting Standards Board, or the FASB, issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or “FIN 46R.” FIN 46R clarifies the application of Accounting Research Bulletin (ARB) No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

      Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of FIN 46, as revised, for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of FIN 46R to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R did not have any impact on our financial position, cash flows and results of operations.

Supplemental Information as of September 30, 2004 and for the Nine-Month Period Ended September 30, 2004

      The following supplemental information as of September 30, 2004 and for the nine-month period ended September 30, 2004 is included in this prospectus because we have publicly released unaudited condensed consolidated interim financial statements covering that period in Brazil. The following discussion should be read in conjunction with these unaudited consolidated interim financial statements as of September 30, 2004 and for the nine-month periods ended September 30, 2003 and 2004 and the notes thereto, which are incorporated by reference in this prospectus. These financial statements have been prepared in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP. For an explanation of these differences as they relate to our company, see note 37 to our audited consolidated financial statements as of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003, which are incorporated by reference into this prospectus, and note 18 to our unaudited condensed consolidated interim financial statements as of June 30, 2004 and the six-month periods ended June 30, 2003 and 2004 included in this prospectus. We have not reconciled to U.S. GAAP our shareholders’ equity or net income (loss) as of September 30, 2004 or for the nine-month periods ended September 30, 2003 and 2004.

      The following discussion should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2003, which is incorporated by reference into this prospectus and includes a discussion of our critical accounting policies and other matters that are necessary for an understanding of the following discussion.

      All figures for our company set forth below for the nine-month periods ended September 30, 2003 and September 30, 2004 were affected by the consolidation of the operating results of TCO as from May 1, 2003. See “— Results of Operations for the Six-Month Period Ended June 30, 2004 Compared to the Six-Month Period Ended June 30, 2003 — Acquisition of TCO” and “Unaudited Pro Forma Condensed Financial Information.”

      We purchased preferred shares of TCO in the tender offer described in “— Tender Offer for a Portion of TCO Preferred Shares” above.

Summary Financial Data as of September 30, 2004 and for the Nine-Month Periods Ended September 30, 2003 and 2004

      The following summary financial data has been derived from our unaudited condensed consolidated interim financial statements as of September 30, 2004 and for the nine-month periods ended September 30, 2003 and 2004, which are incorporated by reference into this prospectus, and should be read in conjunction with those financial statements and the notes thereto.

	Historical

	As of and for the Nine-Month Period Ended September 30,

	2004	2004	2003

	(R$ millions,	(U.S.$ millions,	(R$ millions,
	except per share	except per share	except per share
	data)	data)(1)	data)

Income Statement Data:
Brazilian corporate law
Net operating revenue	5,387.8	1,884.8	4,169.0
Cost of services and goods sold	(2,359.9)	(825.6)	(2,099.0)

Gross profit	3,027.9	1,059.2	2,070.0
Operating expenses:
Selling expenses	(1,309.8)	(458.2)	(860.0)
General and administrative expenses	(522.1)	(182.7)	(392.9)
Other net operating income (expenses)	(138.2)	(48.3)	(48.6)

Operating income before net financial expenses	1,057.8	370.0	768.5
Net financial expenses	(751.4)	(262.8)	(843.0)

Operating income (loss)	306.4	107.2	(74.5)
Net non-operating income (expense)	1.4	0.5	(4.9)

Income (loss) before income taxes and minority interests	307.8	107.7	(79.4)
Income taxes	(293.9)	(102.8)	(228.4)
Minority interests	(269.4)	(94.3)	(154.9)

Net income (loss)	(255.5)	(89.4)	(462.7)

	Historical

	As of September 30, 2004		As of December 31,
			2003
	(R$ millions,	(U.S.$ millions,
	except share	except share	(R$ millions,
	data)	data)	except share data)

Balance Sheet Data:
Brazilian corporate law
Property, plant and equipment, net	5,379.8	1,882.0	5,234.3
Total assets	13,762.8	4,814.5	13,473.3
Loans and financing	6,636.4	2,321.6	6,279.2
Net assets	3,137.7	1,097.6	3,393.4
Capital stock	4,373.7	1,530.0	4,373.7
Number of thousands of shares as adjusted to reflect changes in capital	1,171,784,352	1,171,784,352	1,171,784,352

(1)	Translated for convenience only using the commercial selling rate for U.S. dollars as reported by the Central Bank on September 30, 2004: R$2.8586 = U.S.$1.00.

Results of Operations for the Nine-Month Period Ended September 30, 2004 Compared to the Nine-Month Period Ended September 30, 2003

Net Operating Revenue

      See “— Results of Operations for the Six-Month Period Ended June 30, 2004 Compared to the Six-Month Period Ended June 30, 2003 — Net Operating Revenue” for a description of the components of our net operating revenue.

      The composition of our operating revenues has been affected by the shift toward prepaid services (which do not generate monthly subscription charges, and which have attracted lower income customers to our services), by our strategic focus on profitability and selective customer growth, and by a change in our accounting policy for the recognition of revenues from prepaid services. Prior to January 1, 2003, revenues from prepaid services were recognized at the time of the sale of the prepaid minutes. As from January 1, 2003, these revenues have been deferred and amortized as the prepaid minutes are used. This change was recorded prospectively, and, consequently, revenues relating to the unused balance of prepaid minutes as of January 1, 2003 had already been recognized in 2002. This had a negative impact on our operating revenues of approximately R$93.9 million in the nine-month period ended September 30, 2003.

      Our net additions increased the number of contract customers by 5.6% to 2,789 million as of September 30, 2004 from 2,641 million as of September 30, 2003. Net additions increased the number of prepaid customers by 50.3% to 13,574 million as of September 30, 2004 from 9,033 million as of September 30, 2003.

      The composition of our net operating revenues has also been affected by the implementation of the Carrier Selection Codes and “Bill & Keep” rules described in “— Results of Operations for the Six-Month Period Ended June 30, 2004 Compared to the Six-Month Period Ended June 30, 2003 — Net Operating Revenue.”

      The composition of operating revenues by category of service is presented in our consolidated financial statements and discussed below. We do not determine operating revenues on a net basis (i.e., after deduction of taxes) by category of service.

      The following table sets forth the components of our net operating revenues for each of the nine-month periods ended September 30, 2004 and 2003, as well as the percentage change of each period from the prior year period.

	Nine-Month Period
	Ended September 30,

	2004	2003	% Change

			(In percentages)
	(R$ millions)
Usage charges	2,944.5	2,281.7	29.1
Sales of handsets and accessories	1,346.0	993.0	35.5
Monthly subscription charges	192.3	180.6	6.5
Interconnection charges	2,331.9	1,765.6	32.1
Other	304.9	197.4	54.5

Total gross operating revenue	7,119.6	5,418.3	31.4

Value-added and other indirect taxes	(1,296.6)	(913.1)	42.0
Sales and services discount and return of goods sold	(435.2)	(336.2)	29.5

Net operating revenues	5,387.8	4,169.0	29.2

      Net operating revenues increased by 29.2% to R$5,387.8 million in the nine-month period ended September 30, 2004 from R$4,169.0 million in the nine-month period ended September 30, 2003. The increase in the nine-month period ended September 30, 2004 is principally due to the consolidation of R$654.9 million of net operating revenue attributable to TCO for the months of January to April 2004. Without this amount, net operating revenues increased 13.5% to R$4,732.9 million in the nine-month period ended September 30, 2004 from R$4,169.0 million in the nine-month period ended September 30, 2003, primarily due to an increase in revenue from interconnection charges, usage charges and sales of handsets and accessories.

      Usage charges. Revenues from usage charges increased by 29.1% to R$2,944.5 million in the nine-month period ended September 30, 2004 from R$2,281.7 million in the nine-month period ended September 30, 2003. The increase in the nine-month period ended September 30, 2004 was primarily due to the consolidation of R$401.9 million of usage charges attributable to TCO for the months of January to April 2004. Without this amount, usage charges increased 11.4% to R$2,542.6 million in the nine-month period ended September 30, 2004 from R$2,281.7 million in the nine-month period ended September 30, 2003. This increase was primarily due to an increase in outgoing traffic caused by a 40.2% increase in our customer base to 16,363 thousand lines in service as of September 30, 2004 from 11,674 thousand lines in service as of September 30, 2003. This increase was partially offset by the impact of the new rules relating to the long distance Carrier Selection Codes described above.

      Sales of handsets and accessories. Revenues from sales of handsets and accessories increased by 35.5% to R$1,346.0 million in the nine-month period ended September 30, 2004 from R$993.0 million in the nine-month period ended September 30, 2003. The increase in the nine-month period ended September 30, 2004 reflects the consolidation of R$120.9 million in revenues from sales of handsets and accessories by TCO for the months of January and April 2004. Without this amount, revenues from sales of handsets and accessories increased by 23.4% to R$1,225.1 million in the nine-month period ended September 30, 2004 from R$993.0 million in the nine-month period ended September 30, 2003. This increase was primarily due to an aggressive pricing strategy relating to promotional campaigns for Mother’s Day, Valentine’s Day and Father’s Day in 2004.

      Revenues from handset sales are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of handset sales is to encourage growth in customers and traffic, as opposed to generating profits on the sales, and we therefore subsidize portions of the costs of handsets. Although profit margins vary from one handset model to another and from time to time, on average profit margins are negative after taxes and discounts. The subsidy strategy resulted in a gross loss (calculated as the difference from net operating revenues from sales minus the cost of goods sold) for us of R$362.5 million and R$120.3 million in the nine-month periods ended September 30, 2004 and 2003, respectively.

      Monthly subscription charges. Revenues from monthly subscription charges increased by 6.5% to R$192.3 million in the nine-month period ended September 30, 2004 from R$180.6 million in the nine-month period ended September 30, 2003. The increase in the nine-month period ended September 30, 2004 was primarily due to the consolidation of R$52.4 million of monthly subscription charges attributable to TCO for the months of January to April 2004. Without this amount, revenues from monthly subscription charges decreased by 22.5% to R$139.9 million in the nine-month period ended September 30, 2004 from R$180.6 million in the nine-month period ended September 30, 2003. This decrease occurred principally because new contract customers increasingly use our discount plans, resulting in proportionally lower revenues from monthly subscription charges from those new customers. In addition, the decrease is due in part to customer migration toward franchise plans from monthly subscription plans. Franchise plans permit clients to purchase packages of minutes (the more minutes purchased, the less the per minute cost of cellular service) without paying a monthly fee.

      Interconnection charges. Revenues from interconnection charges increased by 32.1% to R$2,331.9 million in the nine-month period ended September 30, 2004, from R$1,765.6 million in the nine-month period ended September 30, 2003. The increase in the nine-month period ended September 30, 2004 was primarily due to the consolidation of R$281.7 million of interconnection charges of TCO for the months of January to April 2004. Without this amount, revenues from interconnection charges increased 16.1% to R$2,050.2 million in the nine-month period ended September 30, 2004 from R$1,765.6 million in the nine-month period ended September 30, 2003. This increase was primarily due to the new rules relating to the Carrier Selection Codes described above, which increased our revenues from interconnection charges from domestic long distance and international calls. This increase was partially offset by the effect of the “Bill & Keep” rules described above, which limited revenues from interconnection charges paid by other SMP providers operating in the same areas in which we provide local service.

      Other. Revenues from other services increased 54.5% to R$304.9 million in the nine-month period ended September 30, 2004, from R$197.4 million in the nine-month period ended September 30, 2003. The increase in the nine-month period ended September 30, 2004 was principally due to an increase in revenues from data services, especially SMS services, due to increased marketing efforts for these services, as well as increased customer attraction to the capabilities of 1x Radio Transmission Technology, or 1xRTT technology. This 1xRTT technology, also known as CDMA 2000 1X technology, is a third-generation cellular telecommunications technology that allows greater data transmission capability, such as multimedia messaging services (MMS), sending photo messages and music data downloads. In addition, revenues from other services included the consolidation of R$13.6 million in other revenues of TCO for the period from January to April 2004.

      Value-added and other indirect taxes. Value-added and other indirect taxes increased 42% to R$1,296.6 million in the nine-month period ended September 30, 2004 from R$913.1 million in the nine-month period ended September 30, 2003. The increase in the nine-month period ended September 30, 2004 reflected the consolidation of R$178.2 million in taxes of TCO for the months of January to April 2004. Without this amount, value-added and other indirect taxes increased 22.5% to R$1,118.4 million in the nine-month period ended September 30, 2004 from R$913.1 million in the nine-month period ended September 30, 2003. This increase was principally due to increased revenues.

      Value-added taxes and other indirect taxes on operating revenues were 18.2% of gross operating revenue in the nine-month period ended September 30, 2004, compared to 16.8% of gross operating revenue in the nine-month period ended September 30, 2003. The effective rate of taxes on gross operating revenues varies depending upon the composition of our revenues and the specific tax rate applicable to the subsidiary that generates the revenue because the Imposto sobre Circulação de Mercadorias e Serviços, or

ICMS, a tax imposed by Brazilian states, is calculated at rates varying from 7% to 27%, depending on the state and the nature of the goods and services.

      Sales and services discount and return of goods sold. Deductions from operating revenues include discounts on cellular handset sales, discounts on services and returns of goods sold. Discounts and returns increased by 29.5% in the nine-month period ended September 30, 2004 to R$435.2 million from R$336.2 million in the nine-month period ended September 30, 2003. The increase in the nine-month period ended September 30, 2004 was primarily due to the consolidation of R$37.4 million of discounts and returns attributable to TCO for the months of January to April 2004. Without his amount, discounts and returns increased by 18.3% to R$397.8 million in the nine-month period ended September 30, 2004 from R$336.2 million in the nine-month period ended September 30, 2003, principally due to increased sales discounts generated by an aggressive pricing strategy relating to promotional campaigns for Mother’s Day, Valentine’s Day and Father’s Day in 2004.

Cost of Services and Goods

      The following table sets forth the components of our costs of services and goods sold for each of the nine-month periods ended September 30, 2004 and 2003, as well as the percentage change of each period from the prior year period.

	Nine-Month Period
	Ended September 30,

	2004	2003	% Change

			(In percentages)
	(R$ millions)
Depreciation and amortization	(538.2)	(641.3)	(16.1)
Materials and services	(387.7)	(463.0)	(16.3)
Personnel	(42.8)	(33.0)	29.7
Rental, insurance and condominium fees	(69.8)	(66.5)	5.0
Cost of goods sold	(1,181.6)	(760.8)	55.3
Fistel and other taxes	(139.8)	(134.4)	4.0
Cost of services and goods	(2,359.9)	(2,099.0)	12.4

      Cost of services and goods increased by 12.4% in the nine-month period ended September 30, 2004 to R$2,359.9 million from R$2,099.0 million in the nine-month period ended September 30, 2003. The increase in the nine-month period ended September 30, 2004 was principally due to the consolidation of R$253.1 million of cost of services and goods attributable to TCO for the months of January to April 2004. Without this amount, cost of services and goods increased 0.4% to R$2,106.8 million in the nine-month period ended September 30, 2004 from R$2,099.0 million in the nine-month period ended September 30, 2003.

      Gross margin, which is defined as gross profit as a percentage of net revenues, increased to 56.2% in the nine-month period ended September 30, 2004 from 49.7% in the nine-month period ended September 30, 2003, primarily due to the effects of the consolidation of the results of operations of TCO for the full nine-month period ended September 30, 2004.

      Depreciation and amortization. Depreciation and amortization expenses decreased 16.1% to R$538.2 million in the nine-month period ended September 30, 2004 from R$641.3 million in the nine-month period ended September 30, 2003. This decrease was principally due to the termination of depreciation of our analog network in 2003. This decrease was partially offset by the effect of the consolidation of depreciation and amortization expenses of TCO for the first four months of 2004 in the amount of R$51.1 million.

      Material and services. Cost of material and services decreased 16.3% to R$387.7 million in nine-month period ended September 30, 2004 from R$463.0 million in the nine-month period ended September 30, 2003. This decrease was principally due to the effect of the new Carrier Selection Code rules and “Bill & Keep” rules described above, which reduced interconnection charges we pay to other providers to R$155.9 million in the nine-month period ended September 30, 2004 from R$246.7 million in the nine-month period ended September 30, 2003. This decrease was partially offset by the effect of the consolidation of cost of material and services of TCO for the first four months of 2004 in the amount or R$41.9 million. Leased line charges decreased 25.9%, primarily due to the impact of foreign exchange variations.

      Personnel. Personnel expenses increased 29.7% to R$42.8 million in nine-month period ended September 30, 2004 from R$33.0 million in the nine-month period ended September 30, 2003. The increase in the nine-month period ended September 30, 2004 was principally due the consolidation of R$7.7 million of personnel costs attributable to TCO for the months of January to April 2004. Without this amount, personnel expenses increased 6.4% to R$35.1 million in the nine-month period ended September 30, 2004 from R$33.0 million in the nine-month period ended September 30, 2003, principally due to the effect of wage increases to adjust for inflation implemented in November 2003.

      Rental, insurance and condominium fees. Rental, insurance and condominium fees increased 5.0% to R$69.8 million in nine-month period ended September 30, 2004 from R$66.5 million in the nine-month period ended September 30, 2003. This increase was due to the consolidation of R$5.7 million of rental, insurance and condominium fees attributable to TCO for the months of January to April 2004.

      Cost of goods sold. Cost of goods sold increased 55.3% to R$1,181.6 million in nine-month period ended September 30, 2004 from R$760.8 million in the nine-month period ended September 30, 2003. The increase in the nine-month period ended September 30, 2004 reflected the consolidation of R$131.4 million in cost of goods of TCO for the first four months of 2004. Without this amount, cost of goods sold increased 38.0% to R$1,050.2 million in the nine-month period ended September 30, 2004 from R$760.8 million in the nine-month period ended September 30, 2003, principally due to an increase in the number of handsets sold and the sale of more sophisticated and expensive handset models, although sales of less expensive models also increased through our aggressive pricing strategy relating to promotional campaigns for Mother’s Day, Valentine’s Day and Father’s Day in 2004.

      Fistel and other taxes. Our Fistel and other taxes increased 4.0% to R$139.8 million in nine-month period ended September 30, 2004 from R$134.4 million in the nine-month period ended September 30, 2003. This increase was principally due to an expansion of our equipment and an increase in the number of handsets sold. This increase also reflects the consolidation of R$1.7 million of Fistel and other taxes of TCO for the months of January to April 2004.

Operating Expenses

      The following table sets forth the components of our operating expenses for each of the nine-month periods ended September 30, 2004 and 2003, as well as the percentage change of each period from the prior year period.

	Nine-Month Period
	Ended September 30,

	2004	2003	% Change

			(In
	(R$ millions)		percentages)
Selling expenses	(1,309.8)	(860.0)	52.3
General and administrative expenses	(522.1)	(392.9)	32.9
Other net operating expenses	(138.2)	(48.6)	184.4

Operating expenses	(1,970.1)	(1,301.5)	51.4

      Operating expenses increased 51.4% to R$1,970.1 million in nine-month period ended September 30, 2004 from R$1,301.5 million in the nine-month period ended September 30, 2003. This increase reflects the consolidation of R$189.8 million in operating expenses of TCO for the months of January to April 2004.

      Selling expenses. Selling expenses increased 52.3% to R$1,309.8 million in the nine-month period ended September 30, 2004 from R$860.0 million in the nine-month period ended September 30, 2003. This increase reflects the consolidation of selling expenses of TCO in the amount of R$139.9 million for the months of January to April 2004. Without this amount, selling expenses increased 36.0% to R$1,169.9 million in the nine-month period ended September 30, 2004 from R$860.0 million in the nine-month period ended September 30, 2003, principally due to an increase in advertising costs, dealers’ commissions and call center costs.

      Provisions for doubtful accounts increased 62.6% to R$117.4 million in nine-month period ended September 30, 2004 from R$72.2 million in the nine-month period ended September 30, 2003. This increase reflects the consolidation of provisions for doubtful accounts of TCO in the amount of R$6.2 million for months of January to April 2004. Without this amount, provisions for doubtful accounts increased 54.0% to R$111.2 million in September 2004, principally due to an increase in operating revenues for the nine-month period ended September 30, 2004.

      General and administrative expenses. General and administrative expenses increased by 32.9% in nine-month period ended September 30, 2004 to R$522.1 million from R$392.9 million in the nine-month period ended September 30, 2003. The increase in the nine-month period ended September 30, 2004 was principally due to the consolidation of R$49.7 million of general and administrative expenses attributable to TCO for the months of January to April 2004. Without this amount, general and administrative expenses increased 20.2% to R$472.4 million in the nine-month period ended September 30, 2004 from R$392.9 million in the nine-month period ended September 30, 2003, principally due to increased personnel expenses and increased depreciation and amortization expenses resulting from capital expenditures on our management information systems.

      Other net operating expenses. We had other net operating expenses of R$138.2 million in the nine-month period ended September 30, 2004, compared to other net operating expense of R$48.6 million in the nine-month period ended September 30, 2003. The increase in expenses for the nine-month period ended September 30, 2004 resulted mainly from R$141.8 million in amortization during that period of the goodwill recorded from the acquisition of a controlling interest in TCO in April 2003 and the acquisition of additional capital stock of TCO in a public tender offer in November 2003. In comparison, in the nine-month period ended September 30, 2003, we amortized R$25.2 million of goodwill relating to the TCO acquisition during the months of May and June 2003, and that goodwill related only to the acquisition of the controlling stake in TCO in April 2003. In addition, in the nine-month period ended September 30, 2003, we recorded a gain in the amount of R$68.5 million from the reversal of a provision relating to litigation over the assessment of ICMS tax on activation fees that was reversed in 2003. Telesp Celular had previously established this provision in connection with litigation at the Treasury Court of the State of São Paulo seeking a decision that the ICMS tax does not apply to cellular activation fees. We reversed the provision on March 31, 2003 when the Higher Justice Court (Superior Tribunal de Justiça) determined in an action filed by Telamazon Celular, another wireless operating company, that the ICMS tax could not be assessed on activation fees.

Net Financial Expense

      The following table sets forth certain components of our net financial expense, as well as the percentage change of each component from the prior year period, for each of the nine-month periods ended September 30, 2004 and 2003.

	Nine-Month Period
	Ended September 30,

	2004	2003	% Change

			(In percentages)
	(R$ millions)
Financial income	210.4	208.3	1.0
Exchange gains and losses	570.2	1,935.6	(70.5)
Losses on foreign currency derivative contracts	(476.5)	(416.1)	14.5
PIS/ COFINS on financial income	(75.0)	(8.8)	752.3
Financial expenses	(980.5)	(2,562.0)	(61.7)
Net financial expense	(751.4)	(843.0)	(10.9)

      Net financial expense decreased 10.9% to R$751.4 million in nine-month period ended September 30, 2004 from R$843.0 million in the nine-month period ended September 30, 2003. This decrease was primarily due to an 17.8% decrease in the CDI rate. This decrease was partially offset by an increase in our consolidated debt to R$6,636.4 million at September 30, 2004 from R$5,767.5 million at September 30, 2003.

Income and Social Contribution Taxes

      Income and social contribution taxes increased 28.7% to R$293.9 million in the nine-month period ended September 30, 2004 from R$228.4 million in the nine-month period ended September 30, 2003. Despite our net losses, we recorded income and social contribution taxes of R$93.8 million, R$202.4 million and R$2.3 million in the nine-month period ended September 30, 2004 and R$99.7 million, R$107.5 million and R$21.2 million in the nine-month period ended September 30, 2003, based on the operating results of Telesp Celular, TCO and Global Telecom, respectively. According to Brazilian tax law, losses from consolidated entities cannot be used to offset income of other consolidated entities.

Minority Interests

      Minority interests for the nine-month period ended September 30, 2004 represent the participation of minority shareholders in the net income of TCO for the period from January to September 2004. For the nine-month period ended September 30, 2003, minority interests represent the participation of minority shareholders in the net income of TCO from May through June 2003.

Supplemental Information on Liquidity and Capital Resources as of September 30, 2004

Capital Expenditures

      The following table sets forth our consolidated capital expenditures for the periods indicated:

	Nine-Month
	Period Ended
	September 30,

	2004	2003

	(R$ millions)
Switching equipment	286.5	59.2
Transmission equipment	266.9	70.1
Information technology	167.2	58.7
Others(1)	170.9	68.3

Total capital expenditures	891.5	256.3

(1)	Handsets for rental, network constructions, furniture and fixtures, office equipment, and store layouts.

      During the nine-month period ended September 30, 2004, we invested R$891.5 million in fixed assets, mainly in the selective implementation of 1xRTT network to replace TCO’s TDMA network.

Debt

      As of September 30, 2004, our total debt position was as follows:

Amount Outstanding as of
Debt	September 30, 2004

(R$ millions)
Financing from banks	4,356.4
Financing from suppliers	11.6
Fixcel — acquisition of TCO	53.5
Related parties	2,080.3

Total debt before interest	6,501.8

Interest	134.6

Total debt	6,636.4

Of total debt:
Total long-term debt, excluding the short-term portion	2,116.3
Short-term debt	4,520.1

      As of September 30, 2004, our total debt was R$6,636.4 million, of which R$5,395.7 million, or 81.3%, was denominated in foreign currencies and therefore exposed to currency fluctuations. Of that amount, R$3,391.3 million was denominated in U.S. dollars (U.S.$1,186.3 million), R$1,480.0 million was denominated in euros (€ 416.0 million), R$448.6 million was denominated in yen (¥ 17,255.4 million) and R$75.7 was denominated in UMBNDES (UMBNDES 4.2 million). Devaluation of the real results in exchange losses on foreign currency indebtedness. In order to protect against this risk, we have entered into over-the-counter derivatives transactions with international and domestic financial institutions. At September 30, 2004, we had derivative contracts that covered amounts in excess of our foreign currency-denominated debt.

      Since September 30, 2004, we incurred indebtedness in an aggregate amount of R$901.5 million to fund our purchase of preferred shares of TCO on October 8, 2004 pursuant to a public tender offer. See “Capitalization” and “— Tender Offer for a Portion of TCO Preferred Shares.”

      We are exposed to interest rate risk as a consequence of our floating rate debt. At September 30, 2004, approximately 49.3% of our interest-bearing liabilities bore interest at floating rates, primarily EURIBOR for euro-denominated debt, LIBOR for U.S. dollar-denominated debt and CDI, TJLP and

UMBNDES. Accordingly, our financing expenses will increase if market interest rates, such as LIBOR, EURIBOR, CDI or TJLP, rise. At September 30, 2004, all of our foreign currency derivatives contracts bore interest payments linked to the CDI rate. We have not hedged against the risk of interest rates increasing. The CDI rates as of September 30, 2004 and 2003 were 16.2% and 19.7%, respectively.

      At June 30, 2004, we had U.S.$280.0 million in forward purchase agreements allowing us to purchase U.S. dollars in September 2006 at R$1.23 per U.S. dollar. In order to reduce the costs of our derivatives contracts, in 2000 we sold call options on U.S. dollars exercisable in September 2004 if the value of the real fell below R$2.25 to one U.S. dollar. These options were exercised in September 2004. The final amount we owe under these derivative contracts is U.S.$65.1 million. Pending the Central Bank’s authorization for the remittance of this amount to the counterparty, we requested, and the counterparty has agreed, to reschedule the date of payment. This obligation is accruing interest at the one-month LIBOR rate plus one percent.

      Some of the debt agreements of TCP and its subsidiaries contain restrictive covenants. Financial ratios apply to some indebtedness of Global Telecom and TCO and involve (1) current ratios, (2) capitalization ratios, (3) EBITDA margins, (4) interest coverage ratios and (5) debt to capital ratios.

Off-Balance Sheet Arrangements

      As of September 30, 2004, we had R$1.2 million in off-balance sheet financing related to the leasing of network equipment. The annual expenses related to this financing are included as costs and amounted to R$17.0 million and R$22.9 million in the nine-month periods ended September 30, 2004 and 2003, respectively.

      We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

Supplemental Information on Operating Performance

      The following table sets forth selected data on operating performance for Telesp Celular, Global Telecom and TCO as of and for the periods indicted.

	As of and for the Three-Month Period Ended

	September 30, 2004	June 30, 2004	March 31, 2004

Telesp Celular
Customers at period end (thousands)	8,757	8,500	7,970
Estimated market share(1)	57.7%	59.5%	61.5%
Net additions (thousands)	257	530	475
Estimated market share of net additions(1)	28.5%	40.0%	53.1%
Subscriber acquisition cost (SAC) (R$)(2)	193	148	144
Monthly churn(%)(3)	1.7%	1.6%	1.2%
Average monthly revenues per user (ARPU) (R$ per month)(4)	34.4	37.2	39.6
Average minutes of use (MOU) per customer (minutes)(5)	89	94	99

	As of and for the Three-Month Period Ended

	September 30, 2004	June 30, 2004	March 31, 2004

Global Telecom
Customers at period end (thousands)	2,299	2,129	1,873
Estimated market share(1)	43.9%	44.4%	44.4%
Net additions (thousands)	170	256	182
Estimated market share of net additions(1)	38.9%	44.5%	48.9%
Subscriber acquisition cost (SAC) (R$)(2)	170	131	137
Monthly churn(%)(3)	1.2%	0.9%	1.4%
Average monthly revenues per user (ARPU) (R$ per month)(4)	24.7	25.5	28.3
Average minutes of use (MOU) per customer (minutes)(5)	72	76	86

TCO
Customers at period end (thousands)	5,307	4,901	4,452
Estimated market share(1)	53.8%	55.0%	55.7%
Net additions (thousands)	406	449	340
Estimated market share of net additions(1)	42.6%	48.7%	59.8%
Subscriber acquisition cost (SAC) (R$)(2)	121	95	84
Monthly churn(%)(3)	1.8%	2.0%	1.7%
Average monthly revenues per user (ARPU) (R$ per month)(4)	32.5	33.7	31.6
Average minutes of use (MOU) per customer (minutes)(5)	84	91	86

(1)	Estimated based on the total number of cellular lines in service in the applicable region as published by Anatel.

(2)	Subscriber acquisition cost is the sum of (a) (i) 70% of marketing expenses, (ii) costs of the distribution network and (iii) handset subsidies divided by (b) gross additions.

(3)	Monthly churn is the number of customers disconnected during the quarter divided by the sum of the average customer base for the three months in the quarter.

(4)	Average monthly revenues per user excludes taxes and revenues from cellular telephone sales and is calculated using the sum of the average customer base for the three months in the quarter.

(5)	Average minutes of use per customer is the monthly average, in minutes, of traffic (outgoing and incoming) per customer and is calculated using the sum of the average customer base for the three months in the quarter.

Telesp Celular

      In the first three quarters of 2004, Telesp Celular’s total customers continued to grow, and it remained the market leader, while its market share of net additions declined due to increased competition. Subscriber acquisition cost increased due to greater expenses on subsidies, commissions and advertising as well as a decrease in gross additions, in each case driven by increased competition. Monthly churn increased from the first quarter to the second quarter of 2004 due to the disconnection of prepaid customers for failure to update their personal record information as required by Anatel, as well as due to increased competition. However, monthly churn increased only slightly from the second quarter to the third quarter of 2004 due to customer loyalty initiatives, in spite of increased competition. Average monthly revenues per user declined from the first quarter to the third quarter of 2004, primarily due to a shift in customer mix toward prepaid customers, a decrease in incoming minutes of use, an increase in free minutes bonuses and the effect of the Carrier Selection Code and “Bill & Keep” rules.

Global Telecom

      In the first three quarters of 2004, Global Telecom’s total customers continued to grow, while its market share of net additions declined due to increased competition. After decreasing between the first and second quarters of 2004, subscriber acquisition cost increased between the second and third quarters of 2004 due to greater expenses on subsidies, commissions and advertising necessitated by increased competition as well as fewer additions of customers resulting from that competition. Monthly churn declined between the first and second quarters of 2004, in spite of the disconnection of prepaid customers for failure to update their personal record information and increased competition, before increasing between the second and third quarters of 2004 due to increased competition. Average monthly revenues per user declined from the first quarter to the third quarter of 2004, primarily due to a shift in customer mix toward prepaid customers, a decrease in incoming minutes of use, an increase in free minutes bonuses and the effect of the Carrier Selection Code and “Bill & Keep” rules.

TCO

      In the first three quarters of 2004, TCO’s total customers continued to grow, and it remained the market leader, while its market share of net additions declined due to increased competition. Subscriber acquisition cost increased due to greater average expenses on subsidies, commissions and advertising necessitated by increased competition as well as fewer additions. Monthly churn increased from the first quarter to the second quarter of 2004 due primarily to the disconnection of prepaid customers for failure to update their personal record information as required by Anatel. However, monthly churn decreased from the second quarter to the third quarter of 2004 due to customer loyalty initiatives. Average monthly revenues per user increased from the first quarter to the second quarter of 2004 due primarily to an increase in outgoing minutes of use. Average monthly revenues per user decreased from the second quarter to the third quarter of 2004 due primarily to a shift in customer mix toward prepaid customers, a decrease in incoming minutes of use and the effect of the Carrier Selection Code and “Bill & Keep” rules.

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

      The following unaudited pro forma condensed financial information gives pro forma effect to our acquisition of control of TCO in April 2003 and our acquisition of additional shares of TCO through public tender offers in November 2003 and October 2004, which we refer to in this subsection as the “acquisitions of TCO’s shares.” The unaudited pro forma condensed statements of loss also give pro forma effect to our financial expenses relating to indebtedness we incurred to finance the acquisitions of TCO’s shares. This financial information was prepared from, and should be read in conjunction with, the following historical financial statements, including the applicable notes thereto:

•	our audited consolidated financial statements as of and for the year ended December 31, 2003, which are incorporated by reference into this prospectus;

•	the audited consolidated financial statements of TCO as of and for the year ended December 31, 2003, which are also incorporated by reference into this prospectus; and

•	our unaudited condensed consolidated interim financial statements as of June 30, 2004 and for the six-month periods ended June 30, 2003 and 2004 included in this prospectus.

      The unaudited pro forma condensed statement of loss for the year ended December 31, 2003 gives effect to the acquisitions of TCO’s shares as if they had occurred on January 1, 2003. The unaudited pro forma condensed statement of loss for the six-month period ended June 30, 2004 gives pro forma effect to the acquisition of additional shares of TCO through the public tender offer in October 2004 as if such acquisition had occurred on January 1, 2003. The unaudited pro forma condensed balance sheet as of June 30, 2004 gives effect to the acquisitions of TCO’s shares as if they had occurred on that date.

      The unaudited pro forma condensed statements of loss were prepared in accordance with the Brazilian Corporate Law Method, which differs in certain material respects from U.S. GAAP. Note 37 to our audited consolidated financial statements and note 18 to our unaudited condensed consolidated interim financial statements as of June 30, 2004 and for the six-month periods ended June 30, 2003 and 2004 describe the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us. Note 36 to the TCO audited consolidated financial statements describes these principal differences as they relate to TCO. The unaudited pro forma condensed financial information includes pro forma reconciliations from the Brazilian Corporate Law Method to U.S. GAAP of net loss for the six-month period ended June 30, 2004 and the year ended December 31, 2003, and of shareholders’ equity as of June 30, 2004.

      The pro forma adjustments presented in the unaudited pro forma financial information give effect to estimates made by our management and assumptions that it believes to be reasonable. The unaudited pro forma financial information does not include pro forma adjustments to take into account any synergies or cost savings that may or are expected to occur as a result of the acquisitions.

      The unaudited pro forma financial information was prepared for illustrative purposes only. This information does not purport to represent what the actual results of operations of our company would have been if the acquisitions had actually occurred on January 1, 2003 or what our financial position would have been if the acquisitions had actually occurred on June 30, 2004 and does not necessarily indicate what our operating results or financial position will be in the future.

TELESP CELULAR PARTICIPAÇÕES S.A.

PRO FORMA CONDENSED STATEMENT OF LOSS

For the Year Ended December 31, 2003

			Acquisition of
			TCO and
			November 2003	October 2004		Pro Forma
	TCP	TCO(1)	Tender Offer(2)	Tender Offer(3)	Eliminations	TCP

	(R$ millions, except per share data)
Net operating revenue	6,046.3	568.0	—	—	(15.2)	6,599.1
Cost of services and goods	(3,020.5)	(259.0)	—	—	15.2	(3,264.3)
Gross profit	3,025.8	309.0	—	—	—	3,334.8
Operating expenses:
Selling expenses	(1,264.9)	(81.5)	—	—	—	(1,346.4)
General and administrative expenses	(561.3)	(61.6)	—	—	—	(622.9)
Other net operating income (expenses)	(145.0)	(0.9)	(256.6)	(103.6)	—	(506.1)
Operating income before equity in losses of unconsolidated subsidiary and net financial expenses	1,054.6	165.0	(256.6)	(103.6)	—	859.4
Net financial expenses	(1,133.5)	43.9	(204.7)	(197.8)	—	(1,492.1)
Operating income (loss)	(78.9)	208.9	(461.3)	(301.4)		(632.7)
Net non-operating income (expenses)	(25.7)	0.8	—	—	—	(24.9)
Income (loss) before minority interest and income taxes	(104.6)	209.7	(461.3)	(301.4)		(657.6)
Minority interest	(257.7)	(2.7)	(73.1)	102.5	—	(231.0)
Income taxes	(277.9)	(71.8)	—	—	—	(349.7)
Net income (loss)	(640.2)	135.2	(534.4)	(198.9)	—	(1,238.3)
U.S. GAAP adjustments	541.4	22.5	124.7	11.3	—	699.9
Net income (loss) under U.S. GAAP	(98.8)	157.7	(409.7)	(187.6)	—	(538.4)
Earnings per share:
Loss per thousand shares — common and preferred Brazilian corporate law	(0.55)					(1.06)
Basic and diluted loss per thousand shares — common and preferred — U.S. GAAP	(0.08)					(0.46)

(1)	Represents TCO’s results for the period from January 1, 2003 to April 25, 2003.

(2)	The pro forma adjustments for the acquisition of TCO and the public tender offer in November 2003 represent (i) pro forma amortization of the goodwill recorded under the Brazilian Corporate Law Method, (ii) pro forma interest expense associated with the financings obtained to fund the acquisition of control of TCO in April 2003 and the public tender offer in November 2003 and (iii) pro forma U.S. GAAP adjustments to reflect purchase accounting in accordance with SFAS No. 141, “Business Combinations,” for these transactions.

(footnotes continued on following page)

(continuation of footnotes from preceding page)

(a)	Under the Brazilian Corporate Law Method, the goodwill associated with the acquisition of control of TCO in April 2003 and the subsequent tender offer in November 2003 has been attributed to:

•	the excess of the fair values of property, plant and equipment over book value of R$177.7 million; and

•	R$1,478.5 million related to future profitable operations.

A pro forma adjustment has been recorded to give effect to the amortization of goodwill associated with the acquisition of control of TCO in April 2003 and the subsequent tender offer in November 2003. We amortize goodwill attributed to the fair values of property, plant and equipment over the respective useful lives of the underlying assets. The goodwill related to future profitable operations is amortized on a straight-line basis over a five-year period. The pro forma adjustment to minority interests represents the recognition of the 70.7% minority interests in TCO.

(b)	The pro forma U.S. GAAP adjustments represent the difference between the pro forma adjustment for the amortization of goodwill under the Brazilian Corporate Law Method described above and the application of purchase accounting in accordance with SFAS No. 141, “Business Combinations.” See Note 37d., “Acquisition of TCO,” to our audited consolidated financial statements for a description of the accounting for the acquisitions and the purchase price allocation that was used for purposes of calculating the U.S. GAAP pro forma adjustments.

(3)	The pro forma adjustments for the October 2004 tender offer for the preferred shares of TCO represent (i) pro forma amortization of the goodwill recorded under the Brazilian Corporate Law Method, (ii) pro forma interest expense associated with the financings obtained to fund the public tender offer and (iii) pro forma U.S. GAAP adjustments to reflect purchase accounting in accordance with SFAS No. 141, “Business Combinations.” Under the Brazilian Corporate Law Method, the goodwill associated with this tender offer amounted to R$518.2 million, attributed to the future profitable operations of TCO, and is being amortized over a five-year period. The following is the estimated purchase price allocation that was used for purposes of calculating the U.S. GAAP pro forma adjustments:

Amounts representing 22.2% of the historical net assets of TCO under U.S. GAAP	R$	379.1
Amount recognized as an intangible asset related to TCO’s concessions(a)		522.4
Purchase price	R$	901.5

(a)	The concession intangible is being amortized on a straight-line basis over the respective remaining terms of TCO’s licenses, representing a weighted average period of six years.

TELESP CELULAR PARTICIPAÇÕES S.A.

PRO FORMA CONDENSED STATEMENT OF LOSS

For the Six-Month Period Ended June 30, 2004

	TCP	October 2004	Pro Forma
	Consolidated	Tender Offer(4)	TCP

Net operating revenue	3,557.9	—	3,557.9
Cost of services and goods	(1,561.0)	—	(1,561.0)
Gross profit	1,996.9	—	1,996.9
Operating expenses:
Selling expenses	(812.3)	—	(812.3)
General and administrative expenses	(322.0)	—	(322.0)
Other net operating income (expenses)	(113.8)	(51.8)	(165.6)
Operating income before equity in losses of unconsolidated subsidiary and net financial expenses	748.8	(51.8)	697.0
Net financial expenses	(500.6)	(86.6)	(587.2)
Operating income (loss)	248.2	(138.4)	109.8
Net non-operating income (expenses)	0.7	—	0.7
Income (loss) before minority interest and income taxes	248.9	(138.4)	110.5
Minority interest	(169.7)	52.3	(117.4)
Income taxes	(181.8)	—	(181.8)
Net income (loss)	(102.6)	(86.1)	(188.7)
U.S. GAAP adjustments	(36.8)	1.8	(35.1)
Net income (loss) under U.S. GAAP	(139.4)	(84.3)	(223.8)
Earnings per share:
Loss per thousand shares — common and preferred Brazilian corporate law	(0.09)		(0.16)
Basic and diluted loss per thousand shares — common and preferred — U.S. GAAP	(0.12)		(0.19)

(4)	See Note 3 to the pro forma condensed statement of loss for the year ended December 31, 2003.

TELESP CELULAR PARTICIPAÇÕES S.A.

PRO FORMA CONDENSED BALANCE SHEET
As of June 30, 2004

		October 2004	Pro Forma
	TCP	Tender Offer(5)	TCP

Current assets:	4,593.6	—	4,593.6
Noncurrent assets:
Deferred and recoverable taxes	1,244.0	—	1,244.0
Derivatives	517.6	—	517.6
Prepaid expenses	35.3	—	35.3
Other noncurrent assets	46.9	—	46.9

Total noncurrent assets	1,843.8	—	1,843.8

Permanent assets:
Goodwill	1,695.2	518.2	2,213.4
Property, plant and equipment, net	5,204.6	—	5,204.6
Deferred assets, net	245.3	—	245.3
Other	0.3	—	0.3

Total permanent assets	7,145.4	518.2	7,663.6

Total assets	13,582.8	518.2	14,101.0

Current liabilities:	6,557.7	—	6,557.7
Noncurrent liabilities:
Loans and financing	2,069.0	901.5	2,970.5
Reserve for contingencies	196.1	—	196.1
Taxes payable	191.3	—	191.3
Derivatives	6.8	—	6.8
Other liabilities	0.5	—	0.5
Provision for pension plan	3.2	—	3.2

Total noncurrent liabilities	2,466.9	901.5	3,368.4

Minority interest	1,267.3	(383.3)	884.0
Shareholders’ equity:
Capital stock	4,373.7	—	4,373.7
Capital reserve	1,089.9	—	1,089.9
Accumulated deficit	(2,173.0)	—	(2,173.0)

Total shareholders’ equity	3,290.6	—	3,290.6
Funds for capitalization	0.3	—	0.3

Shareholders’ equity and funds for capitalization	3,290.9	—	3,290.9

Total liabilities and shareholders’ equity	13,582.8	518.2	14,101.0

Shareholders’ equity under Brazilian Corporate Law Method	3,290.6	—	3,290.6
U.S. GAAP Adjustments	(198.0)	—	(198.0)

Shareholders’ equity under U.S. GAAP	3,092.6	—	3,092.6

(5)	The pro forma adjustments for the October 2004 tender offer represent (i) the recognition of pro forma goodwill recorded under the Brazilian Corporate Law Method and (ii) the recognition of the financings associated with the tender offer. The pro forma U.S. GAAP adjustments relating to the purchase accounting recorded in accordance with SFAS No. 141, “Business Combinations,” do not result in a net adjustment to shareholders’ equity at June 30, 2003. See Notes 2 and 3 to the pro forma condensed statement of loss for the year ended December 31, 2003 for a discussion of the purchase price allocations that were used for purposes of calculating the U.S. GAAP pro forma adjustments.

THE RIGHTS OFFERING

General Information

      We are offering up to 267,266,107,676 preferred shares, in the form of preferred shares or ADSs, in a preemptive rights offering to holders of our preferred shares and of ADSs representing our preferred shares. This rights offering is part of an effort to raise capital that also includes a concurrent offering to holders of our common shares of preemptive rights to subscribe for new common shares. The timetable for the preemptive rights offering to holders of our common shares will correspond to that of the preemptive rights offering to holders of our preferred shares. This prospectus relates only to the rights offering we are making to holders of preferred shares and to holders of ADSs.

      If you are a holder of ADSs on November 17, 2004, which is the ADS record date, you will receive ADS rights evidencing the right to subscribe for new ADSs. You will receive 0.350558679 ADS rights for every ADS held. The ADS rights will be transferable and are expected to trade on the New York Stock Exchange. One ADS right will entitle you to purchase one new ADS at a subscription price of R12.50 per ADS, payable in U.S. dollars. In order to exercise your ADS rights, you must pay the ADS rights agent the estimated ADS subscription payment of U.S.$4.63 per ADS, which is the ADS subscription price of R$12.50 per ADS, translated into U.S. dollars at the Federal Reserve Bank of New York’s noon buying rate of R$2.8330 = U.S.$1.00 on November 8, 2004, plus an additional 5%, which represents an allowance for potential fluctuations in the exchange rate between the Brazilian real and the U.S. dollar, conversion expenses, ADS issuance fees of the depositary and financial transaction taxes in Brazil. If the amount of the ADS subscription payment in U.S. dollars you made to the ADS rights agent is more than the subscription price plus conversion expenses, ADS issuance fees and financial transaction taxes, the ADS rights agent will pay you the excess without interest.

      The Bank of New York, the depositary for the ADSs, will act as ADS rights agent in respect of the ADS rights offered hereby. The ADS right agent will send to each record holder of ADSs on the record date a certificate evidencing ADS rights, together with this prospectus and a letter of instructions for exercising ADS rights.

      If you are a holder of preferred shares on November 11, 2004, which is the preferred share record date, you will receive preferred share rights evidencing the right to subscribe for new preferred shares. You will receive 0.350558679 preferred share rights for every preferred share held. The preferred share rights will be transferable and are expected to trade on the São Paulo Stock Exchange up to the fifth business day prior to the end of the preferred shares rights exercise period. One preferred share right will entitle you to purchase one new preferred share at a subscription price of R$5.00 per 1,000 shares.

      Preferred share rights and ADS rights that are not exercised in time will expire. Following the expiration of the share rights exercise period, we will reoffer any unsubscribed preferred shares at the same price to all holders that exercised preferred share rights and indicated interest in purchasing additional preferred shares pro rata. The pro rata portion of unsubscribed preferred shares to be allocated to each holder participating in a reoffering will be calculated (1) in the case of the first reoffering round, in proportion to the number of preferred shares purchased by all subscribing holders in the initial subscription period and (2) in the case of the second and any further reoffering rounds, in proportion to the number of preferred shares purchased by all subscribing holders in the immediately preceding reoffering round. To the extent unsubscribed preferred shares are reoffered to the depositary, additional ADSs representing such unsubscribed preferred shares will be allocated to subscribing ADS holders in proportion to the relationship that the number of additional ADSs they have requested bears to the additional ADSs representing the unsubscribed preferred shares allocated to the depositary.

      We do not expect to conduct more than two reoffering rounds, as recent market practice in Brazil has indicated that it is rarely necessary to conduct more than two reoffering rounds in order to ensure full subscription to a rights offering. However, if any preferred shares remain unsubscribed following the expiration of the second reoffering round, we may conduct additional reoffering rounds until no preferred shares remain unsubscribed, or we may offer any preferred shares that remain unsubscribed in a public auction on the floor of the São Paulo Stock Exchange in which persons other than our shareholders may participate. However, we do not expect the end of the final exercise period for any additional reoffering rounds or the close of the public auction, as the case may be, to be no later than January 4, 2005. Preferred shares may not be sold at auction for less than the subscription price at which they were offered to preferred shareholders.

      Preferred shareholders and ADS holders generally will be treated alike in the rights offering, except that:

•	The timing of certain actions and periods will differ for holders of ADS rights and for holders of preferred share rights. In particular, the last date for exercise and payment is earlier for holders of ADS rights.

•	Holders of preferred share rights must pay the subscription price in reais, while holders of ADS rights must pay an estimated ADS subscription price in U.S. dollars under an arrangement with the ADS rights agent. The estimated ADS subscription price includes an allowance for potential fluctuations between the Brazilian real and the U.S. dollar, conversion expenses, the payment of ADS issuance fees of the depositary and financial transaction taxes in Brazil.

•	The allocation of unsubscribed preferred shares to holders of preferred share rights in the reoffering rounds will be different from the allocation of additional ADSs representing unsubscribed preferred shares to holders of ADS rights following the reoffering rounds. In addition, ADS holders are required to decide whether to participate in the reoffering rounds and to pay for any additional ADSs during the initial ADS rights exercise period. At this time, ADS holders will not know if any additional ADSs will be available in reoffering rounds. See the description of the rights offering that follows for more details on the reoffering procedures.

      The procedures for exercising ADS rights and preferred share rights and information about the purchase and sale of such rights are summarized below.

Intention of Controlling Shareholder in the Rights Offerings

      Brasilcel and its wholly owned subsidiary Portelcom together own 93.7% of our common shares and 49.8% of our preferred shares. They have indicated that, depending on market conditions, they intend to subscribe fully for all of the common shares and preferred shares to which they are entitled in this rights offering and in the concurrent rights offering to holders of common shares. Brasilcel and Portelcom have also indicated that, depending on market conditions, they intend to subscribe for any remaining common shares and preferred shares to which they are entitled in the reoffering rounds of the rights offerings to holders of common shares and preferred shares and may purchase additional common shares and preferred shares in any public auction at the São Paulo Stock Exchange that may be held with respect to shares that remain unsubscribed after the reoffering rounds. Neither Brasilcel nor Portelcom is obligated to purchase any shares, and they may determine not to do so.

      Brasilcel has indicated that any unconditional commitment to subscribe for shares in this rights offering and in the concurrent common share rights offering would expose it to unreasonable financial risks given the realities of legal requirements and market practices with respect to rights offerings in Brazil. Under Brazilian law, companies undertaking a rights offering must set the subscription price for the new shares being offered prior to the launch of the rights exercise period. This subscription price may not be adjusted during the rights exercise period regardless of any market changes that impact share prices. For this reason, significant market changes during the rights exercise period can result in the cancellation of a rights offering based on its initially announced terms and the launching of a new offering based on terms to attract additional demand.

      If Brasilcel and Portelcom subscribe for all of the shares to which they are entitled in this rights offering and in the concurrent common share rights offering, they will increase the number of shares they own to 517,861,408,481 common shares and 512,693,068,812 preferred shares.

      In addition, in connection with the rights offering and the concurrent common share rights offering, Portelcom will be entitled to receive up to 3,765,920,123 newly issued common shares and up to 7,013,254,171 newly issued preferred shares of our company, representing the capitalization of a tax credit in the amount of approximately R$53.9 million. This tax credit relates to a tax benefit accrued in 2003 by Portelcom relating to the premium it paid for the acquisition of shares of our company when we were privatized in 1998. Under Instruction No. 319, dated December 3, 1999, of the Brazilian Securities Commission, a controlling shareholder may use such a credit as consideration for shares subscribed for in a capital increase, so long as preemptive rights are granted to minority shareholders. The shares we issue in connection with the capitalization of this tax credit will not result in any cash proceeds to us.

Offering to ADS Holders

Summary Timetable

      The summary timetable below lists some important dates relating to the ADS rights offering:

“When-issued” trading of ADS rights expected to commence on the New York Stock Exchange on or about	November 12, 2004
Trading of ADSs “ex-ADS rights” expected to begin on the New York Stock Exchange on or about	November 15, 2004
ADS record date — date for determining holders of ADSs receiving ADS rights	November 17, 2004
ADS rights certificates sent to ADS holders on or about	November 19, 2004
ADS rights commencement date — beginning of period during which ADS rights holders can subscribe for new ADSs	November 22, 2004
Trading of ADS rights on a “regular way” basis expected to begin on the New York Stock Exchange	November 22, 2004
Trading of ADS rights ends on the New York Stock Exchange	December 9, 2004
ADS rights expiration date — end of period during which ADS rights holders can subscribe for new ADSs, 5:00 p.m. (New York City time)	December 10, 2004
End of guaranteed delivery period	December 15, 2004
Initial settlement date — ADS rights agent converts U.S. dollars into reais to pay the subscription price for ADSs purchased in the initial rights offering on	December 17, 2004
First reoffering settlement date — ADS rights agent converts U.S. dollars into reais to pay the subscription price for additional ADSs purchased in the first reoffering round on	December 23, 2004
Second reoffering settlement date — ADS rights agent converts U.S. dollars into reais to pay the subscription price for additional ADSs purchased in the second reoffering round on	December 29, 2004
Completion of additional reoffering rounds or a public auction at the São Paulo Stock Exchange of remaining unsubscribed preferred shares, if necessary, on or about	January 4, 2005
New preferred shares expected to be deposited with the depository’s custodian on or about	January 12, 2005
ADRs evidencing new ADSs expected to be delivered as soon as practicable after	January 13, 2005

      The following is a summary of the important provisions of the rights agency agreement between us and The Bank of New York, as ADS rights agent, pursuant to which you will receive the ADS rights. For a complete description of the ADS rights offering, you should read the rights agency agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Rights Offering to Holders of ADSs

      If you hold ADSs on the ADS record date, you will receive transferable ADS rights evidencing the right to subscribe for new ADSs. You will receive 0.350558679 ADS rights for every ADS you hold on the ADS record date. One ADS right will entitle you to purchase one new ADS at a subscription price of R$12.50 per ADS, payable in U.S. dollars. However, you must pay the estimated subscription payment of U.S.$4.63 per ADS described below under “— ADS Subscription Price.” You will only receive a whole number of ADS rights. The ADS rights agent will aggregate and arrange for the sale of any fractional ADS rights (or the underlying preferred share rights) and will distribute the net proceeds of such sale, if any, to ADS rights holders entitled to them.

      If you are exercising ADS rights, you may subscribe for additional ADSs in excess of the number of ADSs that your ADS rights entitle you to purchase. You must subscribe for any additional ADSs when you subscribe for the ADSs to which your rights entitle you during the initial ADS rights exercise period. You must also pay the estimated ADS subscription payment for these additional ADSs at this time. You will not know at that time whether any additional ADSs will be available after the expiration of the initial ADS rights exercise period, and we cannot guarantee that you will receive any of the additional ADSs for which you subscribe.

      To the extent unsubscribed preferred shares are reoffered to the depositary after expiration of the preferred share rights exercise period, you will be allocated additional ADSs up to a maximum number equal to the lesser of:

•	the number of additional new ADSs for which you have over-subscribed; and

•	the pro rata amount of the additional new ADSs available based on the percentage of unsubscribed preferred shares allocated to the depositary. See “— Offering to Holders of Preferred Shares — Reoffering of Unsubscribed Preferred Shares.”

      If the number of new ADSs available in the reoffering rounds is not sufficient to satisfy your additional subscription in full, the estimated ADS subscription payment related to any additional new ADSs not delivered to you will be returned to you in U.S. dollars without interest. The U.S. dollars you that you pay for additional ADSs will only be converted into reais following any reoffering round to the extent preferred shares underlying the ADSs are reoffered to the depositary. Therefore, the U.S. dollar amount that you pay for additional ADSs will be exposed to the risk of exchange rate fluctuations for a longer period of time than the U.S. dollar amount that you pay for ADSs that your rights entitle you to purchase in the initial ADS rights exercise period.

      You may subscribe for all or a portion of the ADSs to which the ADS rights you receive entitle you, but you may only subscribe for a whole number of new ADSs. You will not receive any fractional new ADSs.

ADS Rights Certificates

      ADS rights will be evidenced by ADS rights certificates. The ADS rights certificates will initially represent the number of ADS rights corresponding to the number of ADSs registered in the name of the holder to whom such ADS rights certificate is issued, with 0.350558679 ADS rights being issued for every ADS held. The ADS rights agent will mail the ADS rights certificates together with a letter of instructions and this prospectus on or about November 19, 2004 to all holders of record of ADSs.

      The ADSs rights will be transferable and are expected to trade on the New York Stock Exchange. If you transfer or sell your ADS rights, you will have no further rights to purchase new ADSs in the ADS rights offering with respect to the ADS rights transferred or sold.

ADS Record Date

      The record date for determining the holders of ADSs entitled to ADS rights is November 17, 2004. Only holders of record of ADSs at the close of business (New York City time) on the ADS record date will be entitled to receive ADS rights.

ADS Rights Exercise Period

      ADS rights may be exercised during the period from November 22, 2004 through 5:00 p.m. (New York City time) on December 10, 2004, which is the ADS rights expiration date. If you do not exercise your ADS rights within the ADS rights exercise period, your ADS rights will expire and you will have no further rights.

ADS Rights Agent

      The Bank of New York, which is the depositary for the ADSs under our deposit agreement, is acting as the ADS rights agent to accept the exercise of the ADS rights for the subscription for the new ADSs offered hereby.

ADS Subscription Price

      The ADS subscription price is R$12.50 per ADS, equivalent to the subscription price per 1,000 preferred shares adjusted to reflect the ratio of 2,500 preferred shares per ADS. You must pay the ADS subscription price in U.S. dollars.

      In order to exercise your ADS rights and to subscribe for any additional ADSs, you must pay the estimated ADS subscription payment of U.S.$4.63 per ADS, which is the ADS subscription price translated into U.S. dollars at the Federal Reserve Bank of New York’s noon buying rate of R$2.8330 = US$1.00 on November 8, 2004, plus an additional 5%, which represents an allowance for potential fluctuations in the exchange rate between the Brazilian real and the U.S. dollar, conversion expenses, the payment of ADS issuance fees of the depositary and financial transaction taxes in Brazil.

      The ADS subscription price of U.S.$4.41 per ADS (not including the additional 5% amount described in the preceding paragraph to account for exchange rate fluctuations, conversion expenses, ADS issuance fees and financial transaction taxes) represents a discount of approximately 30% on the weighted average closing price of the ADSs on the New York Stock Exchange in the 30 trading days ending on November 5, 2004 and a discount of approximately 30% on the weighted average closing price of the ADSs on the New York Stock Exchange in the 60 trading days ending on November 5, 2004, in each case weighted according to trading volumes.

      The ADS rights agent will make the conversion from U.S. dollars into reais on or about December 16, 2004 to pay the subscription price for new ADSs for which your rights entitle you to subscribe in the initial ADS rights exercise period at any commercially reasonable rate. If there is any excess in U.S. dollars as a result of this conversion, after deducting conversion expenses, ADS issuance fees and financial transaction taxes, the ADS rights agent will refund the amount of any excess in U.S. dollars promptly to the subscriber without interest. After the first reoffering round, the ADS rights agent will make a second conversion of U.S. dollars into reais on or about December 21, 2004 to pay the subscription price for additional ADSs purchased, and, after deducting conversion expenses, ADS issuance fees and financial transaction taxes, will refund the amount of any excess in U.S. dollars promptly to the subscriber without interest. If there is a second reoffering round, the ADS rights agent will make a third conversion of U.S. dollars into reais on or about December 27, 2004 after this round to pay the subscription price for any additional ADSs purchased, and, after deducting conversion expenses, ADS issuance fees and financial transaction expenses, will refund the amount of any excess in U.S. dollars promptly to the subscriber without interest. After the expiration of the final reoffering round, the ADS rights agent will pay any refund to you at the same time as it delivers the additional ADSs to you. We do not expect to conduct more than two reoffering rounds. However, if we do conduct further reoffering rounds, or if we choose to conduct a public auction, we expect the completion of any further reoffering rounds or the public auction, as the case may be, to be no later than January 4, 2005.

      In connection with each exchange rate conversion and subscription payment in Brazil, the ADS rights agent will deduct from each subscribing holder’s estimated ADS subscription payment the amount of ADS issuance fees payable to the depositary in respect of new ADSs being subscribed, conversion expenses and the amount of financial transaction taxes payable to the Brazilian government. The ADS issuance fees are up to U.S.$0.05 per new ADS issued, and the financial transaction taxes are approximately 0.38% of the subscription price.

      If your payment is insufficient to pay the actual ADS subscription price in reais plus ADS issuance fees, conversion expenses and financial transaction taxes in respect of the number of new ADSs you are subscribing for and are allocated, the ADS rights agent will pay the deficiency to us on your behalf to the extent the deficiency does not exceed 20% of your payment. You will then have to pay promptly the amount of the difference, including expenses, and will not receive any new ADSs you subscribed for until the ADS rights agent receives your payment. If you do not pay the amount of the deficiency financed by the ADS rights agent by January 12, 2005, the ADS rights agent may sell enough of your new ADSs to cover the amount of the deficiency. The ADS rights agent would then send you promptly a new ADR representing the remaining new ADSs and a check in the amount of any excess proceeds from the sale, net of ADS issuance files, conversion expenses, financial transaction taxes and sales commissions. If, however, the amount of excess proceeds from the sale of your new ADSs is less than U.S.$5.00, the ADSs rights agent will, after deductions for ADS issuance fees, conversion expenses, financial transaction taxes and sales commissions, aggregate it and pay it to us.

      If the amount of any deficiency in your estimated ADS subscription price exceeds 20% of the amount of your payment, then you will receive fewer ADSs than you were entitled to purchase unless you deliver to the ADS rights agent sufficient funds to cover the deficiency prior to the relevant deadline for subscription in the share rights offering. See “— Offering to Holders of Preferred Shares.”

Procedure for Exercising ADS Rights

      The exercise of ADS rights is irrevocable and may not be canceled or modified. You may exercise your ADS rights as follows:

      Subscription by DTC Participants. If you hold ADS rights through The Depository Trust Company (DTC), you can exercise your ADS rights by delivering completed subscription instructions for new ADSs through DTC’s PSOP Function on the “agent subscriptions over PTS” procedure and instructing DTC to charge your applicable DTC account for the estimated ADS subscription price for the new ADSs and to deliver such amount to the ADS rights agent. DTC must receive the subscription instructions and the payment of the estimated ADS subscription price for the new ADSs by the ADS rights expiration date.

      Subscription by Registered ADS Holders. If you are a registered holder of ADSs, you can exercise your ADS rights by delivering to the ADS rights agent a properly completed ADS rights certificate and paying in full the estimated ADS subscription price for the new ADSs. You may make such payment by certified check, bank draft drawn upon a U.S. bank or postal or express money order payable to “The Bank of New York,” as ADS rights agent.

      The properly completed ADS rights certificate and payment should be delivered to:

By hand or overnight courier:	By mail:
The Bank of New York Tender and Exchange Department 101 Barclay Street Receive & Deliver, 1E New York, New York 10286	The Bank of New York Tender and Exchange Department P.O. Box 11248 Church Street Station New York, New York 10286-1248

For additional information, contact:

The Bank of New York
by telephone (800-507-9357) or
by fax (212-815-6433)

      The ADS rights agent must receive the ADS rights certificates and payment of the ADS subscription price on or before the ADS rights expiration date. Deposit in the mail will not constitute delivery to the ADS rights agent. The ADS rights agent has discretion to refuse to accept any improperly completed or unexecuted ADS rights certificate.

      Subscription by Beneficial Owners. If you are a beneficial owner of ADSs and wish to subscribe for new ADSs but are neither a registered holder of ADSs nor a DTC participant, you should timely contact the securities intermediary through which you hold ADS rights to arrange for their exercise and to arrange for payment of the estimated ADS subscription price in U.S. dollars.

      The ADS rights agent will determine all questions about the timeliness, validity, form and eligibility of exercising ADS rights. We, in our sole discretion, may waive any defect or irregularity, or permit you to correct a defect or irregularity within the time we determine. ADS rights certificates will not be considered received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the ADS rights agent has to notify you of any defect or irregularity in submitting ADS rights certificates. We and the ADS rights agent will not incur any liability for failing to do so.

      You will elect the method of delivering ADS rights certificates and notices of guaranteed delivery and paying the subscription price to the ADS rights agent, and you will bear any risk associated with it. If you send ADS rights certificates, notices of guaranteed delivery or payments by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS rights agent and clearance of payment before the appropriate time.

      Information Agent. For additional information regarding the ADS rights offering and the procedures for exercising ADS rights, contact our information agent, MacKenzie Partners, Inc.:

MacKenzie Partners, Inc.

105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free: (800) 322-2885

Guaranteed Delivery Procedures

      If you desire to subscribe but time will not permit your ADS rights certificates to reach the ADS rights agent before the time the ADS rights expire, you may still subscribe if, at or before the ADS rights expiration date, the ADS rights agent has received a properly completed and signed notice of guaranteed delivery, substantially in the form provided with the instructions distributed with the ADS rights certificates, from a financial institution that is a member of the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) or the New York Stock Exchange Inc. Medallion Signature Program (MSP). These institutions are commonly referred to as eligible institutions. Most banks, savings and loan associations and brokerage houses are participants in these programs and therefore are eligible institutions. The ADS rights agent must also receive payment in full of the estimated ADS subscription price on or before the ADS rights expiration date. The notice of guaranteed delivery must state your name and the number of new ADSs you are subscribing for and must irrevocably guarantee that the ADS rights certificate will be:

•	properly completed and signed; and

•	delivered by one of those financial institutions to the ADS rights agent before 5:00 p.m. (New York City time) on December 15, 2004.

      The notice of guaranteed delivery may be delivered by hand, by facsimile or by mail to the ADS rights agent. If you hold your ADS rights through DTC, your DTC participant must deliver the notice of guaranteed delivery to the ADS rights agent through DTC’s confirmation system. If the financial institution fails to deliver a properly completed and signed ADS rights certificate before December 15, 2004, the ADS rights agent will refund to you the total estimated ADS subscription price you paid to the ADS rights agent, without interest, after deducting any loss and expenses it incurred from the failed guaranteed delivery.

Purchase and Sale of ADS Rights

      You may exercise, sell or transfer your ADS rights to others. You may buy or sell your ADS rights through banks or brokers. We expect that trading in ADS rights on the New York Stock Exchange will commence on a “when-issued” basis on November 12, 2004 and on a “regular way” basis on November 22, 2004, and we expect that trading in ADS rights on the New York Stock Exchange will cease at the close of business on December 9, 2004.

      If you wish to purchase additional ADS rights, you may wish to contact your broker. If you wish to sell or transfer ADS rights, you will need to complete the applicable form on the back of the ADS rights certificate, with any required signature guarantees, and deliver it to your commercial bank or broker, if the commercial bank or broker is making the sale, or directly to a third-party transferee.

ADR Issuance Fee

      Subscribing holders will be charged an ADS issuance fee of up to U.S.$0.05 per new ADS issued, payable to the depositary. The ADS rights agent will deduct the ADS issuance fee from the estimated ADS subscription payment in respect of each subscription at the time it makes the relevant subscription payment in Brazil.

Delivery of ADRs

      The depositary will execute and deliver ADRs, including by book-entry transfer, evidencing new ADSs purchased pursuant to the ADS rights offering as soon as practicable on or after January 13, 2005, that is, after the receipt of the preferred shares by the depositary’s custodian, which is expected to be on or about January 12, 2005. See “— Ratification or Cancellation of the Capital Increase.” You will not receive the new ADRs you subscribed for when you exercised your ADS rights until the ADS rights agent has received any shortfall you may owe from payment of the estimated ADS subscription price. New ADSs will rank equally in all respects with existing ADSs.

Offering to Holders of Preferred Shares

Summary Timetable

      The timetable lists some important dates relating to the share rights offering:

Board of directors meeting approving the preferred share rights offering	November 8, 2004
Publication of notice to shareholders in Brazil	November 9, 2004
Preferred share record date — date for determining holders of preferred shares receiving preferred share rights	November 11, 2004

Preferred share rights commencement date — beginning of period during which preferred share rights holders can subscribe for new preferred shares	November 18, 2004
Trading of preferred share rights expected to begin on the São Paulo Stock Exchange	November 18, 2004
Trading of preferred share rights ends on the São Paulo Stock Exchange	December 10, 2004
Preferred share rights expiration date — end of period during which preferred share rights holders can subscribe for new preferred shares, 6:00 p.m. (São Paulo time)	December 10, 2004
Announcement of preferred shares to be available in the first reoffering round	December 20, 2004
Commencement date of first reoffering round of unsubscribed preferred shares on or about	December 21, 2004
Deadline for preferred shareholders to subscribe for allocated preferred shares in the first reoffering round	December 23, 2004
Announcement of preferred shares to be available in the second reoffering round	December 24, 2004
Commencement date of second reoffering round of unsubscribed preferred shares on or about	December 27, 2004
Deadline for preferred shareholders to subscribe for allocated preferred shares in the second reoffering round	December 29, 2004
Completion of additional reoffering rounds or a public auction at the São Paulo Stock Exchange of remaining unsubscribed preferred shares, if necessary, on or about	January 4, 2005
Meeting of our board of directors to ratify the capital increase	January 7, 2005
Trading of new preferred shares expected to begin on the São Paulo Stock Exchange on or about (1)	January 10, 2005
New preferred shares expected to be delivered on or about(1)	January 12, 2005

(1)	If you hold preferred shares through Banco ABN Amro Real S.A., new preferred shares for which you subscribe will not be credited to your account until on or about January 14, 2005 and you will therefore not be able to deliver those shares to settle any trade until after that date.

Rights Offering to Holders of Preferred Shares

      If you hold preferred shares on the preferred share record date, you will receive transferable preferred share rights evidencing the right to subscribe for new preferred shares. You will receive 0.350558679 preferred share rights for every preferred share you hold on the share record date. One preferred share right will entitle you to purchase one new preferred share at a subscription price of R$5.00 per 1,000 preferred shares. We will only issue whole numbers of preferred share rights.

      If you are exercising preferred share rights, you may indicate an interest in purchasing additional preferred shares in excess of the number of preferred shares that your preferred share rights entitle you to purchase. Following the expiration of the preferred share rights exercise period, we will reoffer the unsubscribed preferred shares in one or more consecutive reoffering rounds to those holders that indicated an interest in purchasing additional preferred shares according to the procedures described below under “— Reoffering of Unsubscribed Preferred Shares.”

      You may subscribe for whole new preferred share rights only in multiples of 1,000 preferred shares. We will not issue any fractional new preferred shares.

Preferred Share Rights

      Preferred share rights will not be evidenced by rights certificates. Preferred share rights will be transferable and are expected to trade on the São Paulo Stock Exchange. Preferred share rights will not be listed on any stock exchange in the United States. If you transfer or sell your preferred share rights, you will have no further rights to purchase new preferred shares in the preferred share rights offering with respect to the preferred share rights transferred or sold.

Preferred Share Record Date

      The record date for the determination of preferred shareholders entitled to preferred share rights is November 11, 2004. Only preferred shareholders of record at the close of business (São Paulo time) on the preferred share record date will be entitled to receive preferred share rights.

Preferred Share Rights Exercise Period

      Preferred share rights may be exercised during the period from November 18, 2004 through 6:00 p.m. (São Paulo time) on December 17, 2004. Following the preferred share rights expiration date, the preferred share rights will expire and preferred shareholders will have no rights.

Preferred Share Subscription Price

      The preferred share subscription price for new preferred shares purchased upon the exercise of preferred share rights is R$5.00 per 1,000 preferred shares.

      The preferred share subscription price represents a discount of approximately 30% on the weighted average closing price of the preferred shares on the São Paulo Stock Exchange in the 30 trading days ending on November 5, 2004 and a discount of approximately 32% on the weighted average closing price of the preferred shares on the São Paulo Stock Exchange in the 60 trading days ending on November 5, 2004, in each case weighted according to trading volumes.

Procedure for Exercising Preferred Share Rights

      The exercise of preferred share rights is irrevocable and may not be canceled or modified.

      Preferred shares held directly in Brazil are generally held either through CBLC or through Banco ABN Amro Real S.A., as custodians. Shareholders that have invested in our preferred shares through Resolution 2,689/00 of the National Monetary Council (Conselho Monetário Nacional), for example, hold their shares through CBLC. If you hold your shares through CBLC, as custodian, and you wish to subscribe for preferred shares in this rights offering, you should ask your broker to subscribe on your behalf. Please consult with your broker regarding the method of payment for the shares for which you wish to subscribe. Your broker may request that you fill out documentation in connection with the subscription.

      If you hold shares through Banco ABN Amro Real S.A. and you wish to subscribe for preferred shares in this rights offering, you should ask any branch of that bank to provide you with a subscription bulletin (boletim de subscrição) to allow you to subscribe for shares. You must complete the subscription bulletin and ask Banco ABN Amro Real S.A. to submit it to us on your behalf. Please consult with Banco ABN Amro Real S.A. regarding the method of payment for the shares for which you wish to subscribe.

      Any shareholder who is a natural person should be prepared to show to his or her broker or to Banco ABN Amro Real S.A., as the case may be, his or her identity card or passport, taxpayer registration card (CPF) and a document proving the residence of the shareholder. Any shareholder that is a legal entity must be prepared to present certified copies of its bylaws or other organization documents, the resolution by which that entity’s executive officers were elected and any other documents requested by its broker or Banco ABN Amro Real S.A., as the case may be. In the case of proxies, an original or certified copy of the document that grants powers of representation must be presented.

      It is the shareholder’s responsibility to contact a broker or Banco ABN Amro Real S.A., as the case may be, sufficiently in advance of the preferred share rights expiration date to enable the timely exercise of your rights.

      If you do not know whether you hold shares through CBLC or Banco ABN Amro Real S.A., you should ask your representative, broker or other nominee.

      If you or your custodian fails to exercise your preferred share rights by December 17, 2004, your rights will lapse and you will have no further rights.

      We will determine all questions about the timeliness, validity, form and eligibility of exercising the rights. Our determinations will be final and binding. We may decide to waive a defect or irregularity in subscriptions for new preferred shares, or permit you to correct a defect or irregularity within the time we determine. Instructions will not be considered, received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the custodian has to notify you of any defect or irregularity in submitting instructions. We and the custodian will not incur any liability for failing to do so.

Purchase and Sale of Rights

      You may exercise, sell or transfer your preferred share rights to others. If you hold shares through CBLC and wish to sell your rights, you should contact your broker. If you hold shares through Banco ABN Amro Real S.A. and wish to sell your rights, you should ask any branch of Banco ABN Amro Real S.A. to provide you with a rights transfer bulletin (boletim de cessão de direitos) to allow you to transfer your rights.

Reoffering of Unsubscribed Preferred Shares

      Following the preferred share rights expiration date, we will reoffer unsubscribed preferred shares to you in the first reoffering round if you exercised preferred share rights and indicated an interest in purchasing additional preferred shares in the first reoffering round. You will then have an opportunity to purchase additional new preferred shares up to a maximum number equal to the total number of unsubscribed preferred shares multiplied by a percentage determined by dividing (1) the number of preferred shares you purchased upon exercise of your preferred share rights by (2) the total number of preferred shares purchased by all preferred shareholders upon exercise of preferred share rights.

      Following the expiration of the first reoffering round, if any preferred shares remain unsubscribed, we will reoffer them to you in a second reoffering round, if you exercised preferred share rights in the first reoffering round and indicated an interest in purchasing additional preferred shares in the second reoffering round. You will then have the opportunity to purchase additional new preferred shares up to a maximum number equal to the total number of unsubscribed preferred shares multiplied by a percentage determined by dividing (1) the number of preferred shares you purchased upon exercise of your preferred share rights in the first reoffering round by (2) the total number of preferred shares purchased by all preferred shareholders upon exercise of preferred share rights in the first reoffering round.

      Before each reoffering round, we will issue a press release announcing the total number of unsubscribed preferred shares that are available in that reoffering round.

      If any preferred shares remain unsubscribed following the expiration of the second reoffering round, we may conduct additional reoffering rounds according to the procedures described above, or we may conduct a public auction at the São Paulo Stock Exchange in accordance with applicable regulations.

      Following the preferred share rights expiration date, we will allocate the unsubscribed preferred shares among those holders that requested preferred shares in the subsequent reoffering rounds and will promptly notify the holders of their reoffering allocations after the end of the exercise period for each reoffering round. If you wish to purchase preferred shares allocated to you in the reoffering rounds, you must follow the instructions set forth above in “— Procedure for Exercising Preferred Share Rights” and must provide full payment of the preferred share subscription price for the new preferred shares being purchased.

      In exercising its preferred share rights on behalf of exercising holders of ADS rights, the ADS rights agent will indicate interest in the reoffering rounds to the extent the exercising holders of ADS rights subscribed for new ADSs in excess of the number of ADSs that their rights entitled them to purchase. Under the procedures governing the reoffering to exercising holders of preferred share rights, the ADS rights agent will be treated as a single holder of preferred share rights and will accordingly be given an opportunity to purchase reoffered preferred shares.

Delivery of New Preferred Shares

      We will issue the new preferred shares following ratification of the capital increase as described below. You should receive delivery of the new preferred shares you subscribed for through a credit of the new preferred shares to your securities custody account on or about January 12, 2005, except that if you hold preferred shares through Banco ABN Amro Real S.A., any new preferred shares for which you subscribe will not be credited to your account until on or about January 14, 2005. You may not sell or trade the new preferred shares until January 10, 2005, the date on which the new preferred shares are expected to be listed on the São Paulo Stock Exchange, except that if you hold preferred shares through Banco ABN Amro Real S.A., you should be aware that your new preferred shares will not be credited to your account until on or about January 14, 2005 and you will therefore not be able to deliver those shares to settle any trade until after that date. New preferred shares will rank equally in all respects with existing preferred shares.

Ratification or Cancellation of the Capital Increase

      On October 8, 2004, our board of directors authorized an overall capital increase in the amount of R$2,053,895,871.47, representing all the shares being offered in this rights offering and in the concurrent offering of common share rights to holders of our common shares. The common and preferred shares, including preferred shares underlying ADSs, issuable upon the exercise of rights may be issued only upon ratification of the capital increase by our board of directors at a meeting that is expected to be held on or about January 7, 2005. Brasilcel and Portelcom together own 93.7% of our common shares and 49.8% of our preferred shares. See “— Intention of Controlling Shareholder in the Rights Offerings.”

      If shareholders subscribe for preferred shares in this rights offering and common shares in the concurrent common share rights offering representing a total of less than R$1.4 billion in capital stock, our board of directors must cancel the capital increase, unless it elects to offer to all parties that have subscribed for shares and ADSs an opportunity to withdraw their subscriptions and ratifies a partial capital increase corresponding to the lesser amount of capital stock subscribed for.

      If our board of directors cancels the capital increase, the ADS rights agent will refund promptly any subscription price paid in U.S. dollars, without interest and net of financial transaction taxes and conversion expenses, to subscribers to our ADSs. Trades in the rights that took place before termination would not be unwound, and investors that purchased rights in the market could suffer a corresponding loss.

      If a partial capital increase is ratified by our board of directors, subject to the conditions set forth above, the ADS rights agent will refund promptly the subscription price in U.S. dollars, without interest and net of financial transaction taxes and conversion expenses, to ADS holders who choose to withdraw their subscriptions rather than participate in a partial capital increase.

Announcement of Number of Shares and ADSs Subscribed in the Offerings

      We will publish, in a widely circulated newspaper in Brazil, the minutes of our board of directors meeting to be held on or about January 7, 2005, providing details of the ratification of the capital increase and the number of new common shares and new preferred shares, including preferred shares underlying new ADSs, issued to holders of our common shares and preferred shares and to holders of ADSs pursuant to the exercise of their rights in this rights offering and the concurrent common share rights offering. This information will also be available in English on our website following the board of directors meeting.

TAXATION

Material United States Tax Consequences

      The following summary describes the material U.S. federal income tax consequences of the ownership of our preferred shares, ADSs representing such preferred shares (the “ADSs”), preferred share rights (the “rights”) and ADS rights by U.S. Holders (as defined below) as of the date hereof. Except where noted, it deals only with preferred shares, ADSs, rights and ADS rights, held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons holding preferred shares, ADSs, rights and ADS rights as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons owning 10% or more of our voting stock, persons liable for alternative minimum tax, investors in pass-through entities or persons whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. Persons considering the purchase, ownership or disposition of preferred shares, ADSs, rights and ADS rights should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

      As used herein, the term “U.S. Holder” means a beneficial holder of a preferred share, ADS, right or ADS right that is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust:

•	that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code; or

•	that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

      If a partnership holds preferred shares, ADSs, rights or ADS rights, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. U.S. Holders that are partners of a partnership holding preferred shares, ADSs, rights or ADS rights should consult their own tax advisors.

Issuance of Rights or ADS Rights

      A U.S. Holder will not be subject to U.S. federal income taxation with respect to the receipt of rights or ADS rights.

Basis and Holding Period of the Rights and ADS Rights

      Except as provided in the following sentence, the basis of the rights or ADS rights distributed to a U.S. Holder will be zero. However, if either (i) the fair market value of the rights or ADS rights is 15% or more of the fair market value (on the date of distribution) of the preferred shares or ADSs with respect to which they are distributed or (ii) the U.S. Holder of the rights or ADS rights irrevocably elects, in such holder’s U.S. federal income tax return for the taxable year in which the rights or ADS rights are received, to allocate part of the basis of such preferred shares or ADSs, then upon exercise or sale of the ADR rights or rights the U.S. Holder’s basis in such preferred shares or ADSs will be allocated between such preferred shares or ADSs and the rights or ADS rights in proportion to the fair market values of each on the date of distribution of the rights or ADS rights. No basis will be allocated to any such rights or ADS rights that lapse. A U.S. Holder should include its holding period in the preferred shares or ADSs with respect to which the rights or ADS rights were distributed in determining the holding period of the rights or ADS rights.

Sale of Rights or ADS Rights

      For U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss upon the sale or other disposition of rights or ADS rights (including the sale by the ADS rights agent of fractional ADS rights of a U.S. holder) in an amount equal to the difference between the amount realized for the rights or ADS rights (or, in the case of fractional ADS rights, distributions by the ADS rights agent with respect to the sale of such fractional ADS rights) and the U.S. Holder’s basis in the rights or ADS rights. Subject to the discussion below under “— Passive Foreign Investment Companies,” such gain or loss will generally be treated as capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

      Gain or loss recognized by a U.S. Holder on a sale of rights generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of a right or an ADS right (including the sale by the ADS rights agent of fractional ADS rights) unless such credit can be applied against tax due on other income treated as derived from foreign sources in the appropriate limitation category.

Expiration of the Rights or ADS Rights

      If a U.S. Holder does not exercise its ADS rights prior to the ADS rights expiration date, such U.S. Holder generally will recognize no gain or loss, except to the extent of gains from distributions by the ADS rights agent with respect to the sale of fractional ADS rights. If a U.S. Holder does not exercise rights prior to the rights expiration date, it will recognize no gain or loss.

Exercise of the Rights or ADS Rights

      U.S. Holders of rights or ADS rights will not recognize any gain or loss upon the exercise of the rights or ADS rights. The basis of preferred shares or ADSs acquired upon exercise of rights or ADS rights will be equal to the sum of such U.S. Holder’s basis in the rights or ADS rights exercised and the amount paid upon exercise of those rights or ADS rights. The holding period of preferred shares or ADSs acquired upon exercise of rights or ADS rights will begin on the date such rights are exercised, unless we are a passive foreign investment company (a “PFIC”) as discussed below under “— Passive Foreign Investment Companies,” in which case, the holding period will include the period the rights or ADS rights were held.

ADSs

      In general, for U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying shares that are represented by such ADSs. Accordingly, deposits or withdrawals of shares by U.S. Holders for ADSs will not be subject to U.S. federal income tax.

Taxation of Distributions

      Subject to the discussion below under “— Passive Foreign Investment Companies,” the gross amount of distributions made to U.S. Holders of preferred shares or ADSs (including the amount of any Brazilian taxes withheld) will be treated as dividend income to such U.S. Holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder as ordinary income on the day received by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

      With respect to U.S. non-corporate investors, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on preferred shares (or ADSs backed by such preferred shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our preferred shares, are readily tradable on an established securities market in the United States. As a result, we believe that dividends received by U.S. Holders of ADSs will be eligible for the reduced rate of taxation (assuming that we meet the requirements for certification of our preferred shares, as discussed below). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Because our preferred shares are not traded on the New York Stock Exchange or another recognized national securities exchange in the United States, we do not believe that dividends received by U.S. Holders of preferred shares will meet the requirements for these reduced tax rates. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. In order for dividends received by U.S. Holders of ADSs to qualify for the reduced rates of taxation, we must certify that our preferred shares are at least more likely than not to be properly classified as equity, rather than as debt, for U.S. federal income tax purposes. The U.S. Treasury Department and the Internal Revenue Service (the “IRS”) intend to issue regulations providing the appropriate certification procedure. Such regulations have not yet been issued. However, under current U.S. Treasury Department guidance certification in a public SEC filing will satisfy this requirement for dividends received in 2004. By way of the filing of this prospectus with the SEC, we certify that our preferred shares should be properly classified as equity, rather than debt, for U.S. federal income tax purposes. In the future, we intend to file the required certification that is necessary for dividends received by the U.S. Holders of ADSs to continue to qualify for reduced rates of taxation. Non-corporate U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

      The amount of any distribution paid in reais will equal the U.S. dollar value of the reais received calculated by reference to the exchange rate in effect on the date the distribution is received by the depositary, by the U.S. Holder, in the case of preferred shares, or in the case of ADSs, regardless of whether the reais are converted into U.S. dollars. If the reais received as a distribution are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the reais equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as U.S. source ordinary income or loss.

      Subject to certain conditions and limitations, Brazilian withholding taxes, if any, may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes or “baskets” of income. For purposes of calculating the foreign tax credit, dividends paid on the preferred shares or the ADSs will be treated as income from sources outside the United States and will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” Foreign tax credits allowable with respect to each income basket cannot exceed the U.S. federal income tax otherwise payable with respect to such income. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in certain circumstances, if a U.S. Holder:

•	has held preferred shares or ADSs for less than a specified minimum period during which such U.S. Holder was not protected from risk of loss, or

•	is obligated to make payments related to the dividends,

the U.S. Holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on preferred shares or ADSs. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the preferred shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the preferred shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and a U.S. Holder would generally not be able to use the foreign tax credit arising from any Brazilian withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

      Distributions of preferred shares, ADSs, or preemptive rights to subscribe for preferred shares or ADSs that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Companies

      Based on the projected composition of its income and valuation of its assets, including goodwill, we do not believe that we will be in the current year, or have been in 1998 or any subsequent taxable year, a passive foreign investment company (a “PFIC”), although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may have been a PFIC in prior taxable years or may become a PFIC in the current taxable year due to changes in valuation or composition of its income or assets. If we are or were a PFIC, U.S. Holders could be subject to certain adverse U.S. federal income tax consequences as more fully described below.

      In general, a company is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.

      The asset test is based on the average of the value of our assets for each quarter during the taxable year. If we own at least 25% by value of another company’s stock, it will be treated, for purposes of the PFIC rules, as owning our proportionate share of the assets and receiving our proportionate share of the income of that company.

      In determining that we do not believe that we are a PFIC in the current year, we are relying on our projected capital expenditure plans and projected revenue for the current year. In addition, our determination is based on a current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value, which, in turn, is based on the market value of our shares and is subject to change. In addition, we have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the IRS may challenge the valuation of our goodwill, which may also result in TCP being classified as a PFIC. Because we have valued our goodwill based on the market value of our shares, a decrease in the price of our shares may also result in TCP becoming a PFIC.

      If we are a PFIC in any year during which a U.S. Holder owns our shares, the U.S. Holder would, whether or not we continue to be a PFIC, be subject to a special tax regime that would apply to both (i) any “excess distribution,” which would be such U.S. Holder’s share of distributions in any year that are greater than 125% of the average annual distributions received by such holder in the three preceding years (or such holder’s holding period, if shorter); and (ii) any gain realized on the sale or other disposition of our preferred shares or ADSs (for purpose of the PFIC rules, the sale of rights or ADS rights will be treated as a sale of our preferred shares or ADSs). Under this regime, (a) any excess distribution and realized gain would be treated as ordinary income and subject to tax as if the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any year before we became a PFIC would be taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years would be taxed at the highest applicable marginal rate in effect for each such year, and (d) the interest charge generally applicable to underpayments of tax would be imposed on the taxes deemed to have been payable for each such year.

      If a U.S. Holder holds TCP preferred shares or ADSs in any year in which we are classified as a PFIC, such holder would be required to file IRS Form 8621.

      In certain circumstances, a U.S. Holder, in lieu of being subject to the excess distribution rules discussed above, may be able to elect to mark our preferred shares or ADSs to market annually. Any gain from marking our preferred shares or ADSs to market or from disposing of such preferred shares or ADSs would be ordinary income. A U.S. Holder will recognize loss from marking our preferred shares or ADSs to market, but only to the extent of its unreversed gains. Loss from marking our preferred shares or ADSs to market would be ordinary, but loss on disposing of such preferred shares or ADSs would be capital loss except to the extent of unreversed gains. A U.S. Holder may make a mark-to-market election provided that such stock is regularly traded on a qualified exchange. The preferred shares are listed on the Sao Paulo Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the preferred shares will be “regularly traded” for purposes of the mark-to-market election. Under current law, however, the mark-to-market election may be available to U.S. Holders, because the ADSs are listed on the NYSE, which constitutes a qualified exchange as designated in the Code, although there can be no assurance that the ADSs will be “regularly traded.”

      If a U.S. Holder makes an effective mark-to-market election, such holder will include in each year as ordinary income the excess of the fair market value of such holder’s PFIC preferred shares or ADSs at the end of the year over such holder’s adjusted tax basis in the preferred shares or ADSs. U.S. Holders will be entitled to deduct as an ordinary loss each year the excess of such holder’s adjusted tax basis in the preferred shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

      A U.S. Holder’s adjusted tax basis in PFIC preferred shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the preferred shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

      U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding TCP preferred shares or ADSs if we are or have been considered a PFIC in 1998 or any subsequent taxable year.

Sale of Preferred Shares or ADSs

      For U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss upon the sale or other disposition of preferred shares or ADSs in an amount equal to the difference between the amount realized for the preferred shares or ADSs and the U.S. Holder’s basis in the preferred shares or ADSs. Subject to the discussion above under “— Passive Foreign Investment Companies,” such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss. Consequently, in the case of a disposition of preferred shares or ADSs, both of which may be taxable in Brazil, the U.S. Holder may not be able to use the foreign tax credit for Brazilian tax imposed on the gain unless it can apply the credit (subject to applicable limitations) against tax due on other income from foreign sources.

Estate and Gift Taxation

      As discussed below under “Certain Brazilian Tax Consequences — Other Brazilian Taxes”, there are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of preferred shares by a foreign holder. The amount of any inheritance tax paid to Brazil may be eligible for credit against the amount of U.S. federal estate tax imposed on the estate of a U.S. Holder. Prospective purchasers should consult their tax advisors to determine whether and to what extent they may be entitled to such credit. The Brazilian gift tax generally will not be treated as a creditable foreign tax for U.S. tax purposes.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to dividends paid in respect of preferred shares or ADSs or the proceeds received on the sale, exchange or redemption of preferred shares or ADSs within the United States (and in certain cases, outside the United States) by U.S. Holders other than certain exempt recipients (such as corporations). A backup withholding tax may apply to such payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

      Investors should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the ownership and disposition of preferred shares or ADSs.

Material Brazilian Tax Considerations

      The following discussion summarizes the material Brazilian tax consequences of the grant, exercise, lapse or sale of rights and ADS rights, and of the acquisition, ownership and disposition of preferred shares or ADSs by a holder that is not domiciled in Brazil for Brazilian tax purposes, which we refer to as a “non-Brazilian holder.” This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

Rights and ADS Rights

      Grant of Rights and ADS Rights. A pro rata distribution of rights to subscribe for preferred shares or ADSs to non-Brazilian holders is not considered a taxable event under Brazilian law. Thus, the grant of rights or ADS rights to a non-Brazilian holder will not be subject to Brazilian tax.

      Exercise of Rights and ADS Rights. The exercise of rights and ADS rights will not be subject to Brazilian income tax. The amount that a non-Brazilian holder pays upon exercise will be considered the acquisition cost of the newly issued shares. The acquisition cost is the basis for calculation of the capital gain subject to tax, when applicable. See “— Taxation of Gains.”

      Lapse of Rights and ADS Rights. The lapse of rights or ADS rights will not be considered a taxable event under Brazilian income tax law. Therefore, if a non-Brazilian Holder does not exercise its rights or ADS rights, there will be no Brazilian tax implications.

Taxation of Distributions in Respect of Preferred Shares

      Taxation of Dividends. Dividends that we pay in cash or in kind from profits arising in periods beginning on or after January 1, 1996 (1) to the depositary bank in respect of preferred shares underlying ADSs or (2) to a non-Brazilian holder in respect of preferred shares are currently not subject to Brazilian withholding income tax. We do not have undistributed profits generated before January 1, 1996.

      Payments of Interest on Shareholders’ Equity. Brazilian corporations may make payments to shareholders in the form of interest on shareholders equity, as an alternative form of making dividend distributions. Our board of directors will determine whether to make payments of interest on shareholders equity on the basis of recommendations of the board of executive officers.

      For Brazilian corporate income tax purposes (and also for social contribution on net profits, which is a tax similar to the corporate income tax), we may deduct payments of interest on shareholders’ equity that we pay to holders of preferred shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, to the extent that the interest rate does not exceed the TJLP rate, the Brazilian federal government’s long-term interest rate. The total amount that we pay as interest on shareholders’ equity that we may deduct for tax purposes may not exceed the greater of:

•	50% of our net income (before taking into account the interest payments and any deductions attributable to the payments) for the year in respect of which the payment is made, or

•	50% of the sum of retained earnings and the profit reserves for the year preceding the year in which the interest payments are made.

      Interest payments on shareholder’s equity generally are subject to Brazilian withholding income tax at the rate of 15%, except payments to persons formed or domiciled in a tax haven (i.e., a country that does not impose income tax, or where the income tax rate is lower than 20%), which are subject to tax at a 25% rate.

      Current Brazilian corporate law establishes that interest on shareholders’ equity may either be accounted for as part of the mandatory dividend or not. In the event that the payment of such interest is accounted for as part of the mandatory dividend, we would be required to pay an additional amount to ensure that the net amount received by the shareholders, after the income tax, is at least equal to the mandatory dividend. Interest payments on shareholders’ equity in respect of the preferred shares, including distributions to the depositary bank in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Taxation of Gains

      Gains on Disposition of Rights, ADS Rights, Preferred Shares or ADSs Outside of Brazil. Law No. 10,833, dated December 29, 2003, provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. The preferred shares and the rights are expected to be treated as “assets located in Brazil” for purposes of the law, and gains on the disposition of preferred shares or rights, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, the ADSs and the ADS rights may be treated as “assets located in Brazil” for purposes of the law, and therefore gains on the disposition of ADSs or ADS rights by non-residents of Brazil may also be subject to Brazilian taxation.

Although the ADSs and the ADS rights should not fall within the definition of “assets located in Brazil” for purposes of the law, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil, given the general and unclear scope of Law No. 10,833 and the absence of judicial court rulings in respect thereto.

      Gains on Sale or Disposition of Preferred Share Rights and Preferred Shares in Brazil. No tax will be imposed on gains realized on any sale or disposition of preferred share rights and preferred shares in Brazil by a non-Brazilian holder that is not formed or domiciled in a tax haven if:

•	the proceeds of the sale or disposition on a Brazilian stock exchange are remitted outside Brazil within five business days of the cancellation of the ADSs that were represented by the shares sold or disposed of; or

•	the foreign investment in the preferred shares is registered under Resolution 2,689 and the sale takes place on a Brazilian stock exchange.

      Gains realized on any sale or disposition of preferred share rights and preferred shares in Brazil by a non-Brazilian holder that is formed or domiciled in a jurisdiction that is deemed to be a tax haven under Brazilian law are subject to tax at the following rates:

•	20%, if the transaction is carried out on a Brazilian stock exchange; and

•	25%, if the transaction is not carried out on a Brazilian stock exchange.

      In all other cases, tax will be imposed at the following rates:

•	20% if the transaction is carried out on a Brazilian stock exchange; and

•	15%, if the transaction is not carried out on a Brazilian stock exchange.

      Gains on the sale or disposition of preferred shares is measured by the difference between the amount in reais realized on the sale or disposition and the acquisition cost of the shares sold, measured in reais without any correction for inflation. In principle, the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “Item 10.D. Additional Information — Exchange Controls” of our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2003, which is incorporated by reference into this prospectus.

      Gains on Redemption of Preferred Shares. Gains realized by a non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of the preferred shares. See “— Gains on sale or disposition of preferred share rights and preferred shares in Brazil.”

      Deposit and Withdrawal of Preferred Shares in Exchange for ADSs. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian income tax if the amount of the depositing investor’s investment in preferred shares that was previously registered with the Central Bank as a foreign investment in preferred shares is lower than the product of the total number of shares deposited on the date of the deposit and either (i) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the date of deposit or (ii) if no preferred shares were sold on that date, the average price on the Brazilian stock exchange on which the greatest number of preferred shares was sold during the 15 preceding trading sessions. In this case, the excess of the average price of the preferred shares, calculated as set forth above, over the amount previously registered with the Central Bank will be considered a capital gain subject to income tax at a rate of 15%, unless the preferred shares were held by an investor that registered its investment in preferred shares in accordance with Resolution 2,689, in which case the deposit would be tax-free (so long as that investor is not organized or domiciled in a tax haven jurisdiction), provided the transaction occurs on a Brazilian stock exchange.

      On receipt of the underlying preferred shares, a non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of the preferred shares with the Central Bank as described in “Item 10.D. Additional Information — Exchange Controls” of our Annual Report on

Form 20-F for the Fiscal Year Ended December 31, 2003, which is incorporated by reference into this prospectus.

      The withdrawal of preferred shares in exchange for ADSs will not be subject to Brazilian tax.

Other Brazilian Taxes

      No Brazilian federal inheritance, gift or succession taxes apply to the ownership, sale or disposition of rights, ADS rights, preferred shares or ADSs by a non-Brazilian holder. Gift and inheritance taxes, however, may be levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. No Brazilian stamp, issue, registration, or similar taxes or duties will be payable by holders of rights, ADS rights, preferred shares or ADSs.

      A financial transaction tax, known as the IOF tax, may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency, for example, for purposes of paying dividends and interest. The IOF tax rate on such conversions generally is 0%, but the Minister of Finance has the legal authority to increase the rate to a maximum of 25%. Any such increase would be applicable only prospectively.

      The IOF tax may also be levied on transactions involving bonds or securities, even if the transactions are carried out on Brazilian stock, futures or commodities exchanges. The rate of the IOF tax with respect to rights, ADS rights, preferred shares and ADSs is currently 0%. The Minister of Finance, however, has the legal authority to increase the rate to a maximum of 1.5% of the amount of the taxed transaction for each day of the investor’s holding period, but only to the extent of gain realized on the transaction and only on a prospective basis.

      In addition to the IOF tax, a second, temporary tax, known as the “CPMF,” will be imposed on our distributions in respect of ADSs at the time of their remittance abroad by the custodian. The CPMF is scheduled to be in effect until December 31, 2007 and is currently imposed at a rate of 0.38%.

VALIDITY OF SECURITIES

      The validity of the preferred shares offered and sold in this offering will be passed upon by Machado, Meyer, Sendacz e Opice Advogados, our Brazilian counsel. The address of Machado, Meyer, Sendacz e Opice Advogados is Rua da Consolação, 247, 4 andar, São Paulo, SP – CEP 01301-903, Brazil. We are represented as to certain U.S. legal matters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

      Our consolidated financial statements as of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003 included in our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2003, which is incorporated by reference into this prospectus, have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report, which is included and incorporated by reference herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to differences between accounting practices in Brazil and accounting principles generally accepted in the United States, the presentation of the statement of cash flows as part of the basic financial statements and a change in the method of accounting for sales of prepaid cellular minutes), and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The combined financial statements of Globaltelcom Telecomunicações S.A., Daini do Brasil S.A. and GTPS S.A. Participações em Investimentos de Telecomunicações, which we refer to collectively as Global Telecom Holdings, as of December 31, 2001 and for the periods from February 6, 2001 to December 31, 2001 and from January 1, 2002 to December 27, 2002 included in our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2003, which is incorporated by reference into this prospectus, have been audited by Deloitte & Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report, which is included and incorporated by reference herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to differences between accounting practices in Brazil and accounting principles generally accepted in the United States and the presentation of the statement of cash flows as part of the basic financial statements), and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of TCO as of and for the year ended December 31, 2003 included in TCO’s Annual Report on Form 20-F for the Fiscal Year December 31, 2003, which is incorporated by reference into this prospectus, have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report, which is included and incorporated by reference herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to differences between accounting practices in Brazil and accounting principles generally accepted in the United States, the presentation of the statement of cash flows as part of the basic financial statements and a change in the basis of presentation of the consolidated financial statements), and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of TCO as of December 31, 2001 and 2002 and for each of the two years in the period ended December 31, 2002, which are incorporated by reference into this prospectus, have been audited by Ernst & Young Auditores Independentes S.S., independent accountants, as set forth in their report thereon included therein. Such consolidated financial statements are included in this prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The address of Deloitte Touche Tohmatsu Auditores Independentes is Rua Alexandre Dumas, 1,981, São Paulo, SP – CEP 04717-906, Brazil. The address of Ernst & Young Auditores Independentes S.S. is Av. Carlos Grimaldi, 1701 – 3° andar – sala 3A, Campinas — São Paulo. Both such firms are members of the Regional Accounting Council (Conselho Regional de Contabilidade – CRC).

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form F-3 under the Securities Act. This prospectus does not contain all of the information included in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about our company, our shares and the ADSs, you should refer to our registration statement and its exhibits.

      We file annual reports on Form 20-F and furnish reports on Form 6-K to the SEC under the rules and regulations of the SEC that apply to foreign private issuers. As a foreign private issuer, we and our shareholders are exempt from some of the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the proxy solicitation rules, the rules regarding the furnishing of annual reports to stockholders, and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our shares. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

      We maintain an internet site at www.vivo.com.br. You also may read reports and other information about us at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York, 10005.

      We provide annual reports in English to The Bank of New York, as depositary under the deposit agreement between us, the depositary and owners and beneficial owners of the American depositary receipts, or ADRs, representing ADSs. We also furnish to the depositary in English all notices of meetings of holders of preferred shares and other reports and communications that are made generally available to holders of preferred shares. Upon our written request, the depositary will mail to all holders of ADSs a notice containing the information (or a summary of the information) contained in any notice of a shareholders’ meeting received by the depositary and make available to all holders of ADSs those notices and all other reports and communications received by the depositary in the same manner as we make these available to holders of preferred shares.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document that we have filed previously with the SEC. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2003, filed with the SEC on June 30, 2004 (File No. 333-09470), including the financial statements and the audit reports thereon included in that Annual Report;

•	our unaudited condensed consolidated interim financial statements as of September 30, 2004 and for the nine-month periods ended September 30, 2003 and 2004, which are included in our Report on Form 6-K filed on November 5, 2004 (File No. 333-09470);

•	the audited consolidated financial statements of TCO as of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003, and the audit reports thereon, in each case included in the Annual Report on Form 20-F of TCO for the Fiscal Year Ended December 31, 2003, filed with the SEC on June 30, 2004 (File No. 001-14489);

•	the description of preferred shares and the description of ADRs evidencing ADSs set forth under the caption “Item 14. Description of Securities to Be Registered” in our registration statement on Form 20-F (File No. 333-09470) filed with the SEC on September 18, 1998, as amended by our Form 20-F/ A filed on November 2, 1998 (and we note that the ratio of ADSs to preferred shares is currently one to 2,500); and

•	any future filings on Form 20-F made with the SEC under the Exchange Act after the date of this prospectus and prior to the termination of this rights offering, and any future filings on Form 6-K during such period that are identified in such forms as being incorporated into this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request and at no cost, a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus by contacting us at Av. Roque Petroni Júnior, 1,464 - Morumbi, 04707-000, São Paulo, SP, Brazil, Attention: Charles Edward Allen, Telephone +55-11-5105-1172.

WHERE YOU CAN FIND INFORMATION ABOUT THE RIGHTS OFFERING

      The terms and procedures of the rights offering are described in this prospectus under “Summary — The Rights Offering” and “The Rights Offering.” You may refer any questions regarding the rights offering to MacKenzie Partners, Inc., our information agent:

MacKenzie Partners, Inc.

105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free: (800) 322-2885

      You may obtain copies of this prospectus and the documents incorporated by reference without charge from the information agent.

      In addition, you may refer questions regarding the ADS rights offering to The Bank of New York, our ADS rights agent, by calling 1-800-507-9357 or contacting the ADS rights agent at the appropriate address below:

By mail: The Bank of New York Tender and Exchange Department P.O. Box 11248 Church Street Station New York, New York 10286-1248	By hand or overnight courier: The Bank of New York Tender and Exchange Department 101 Barclay Street Receive & Deliver, 1E New York, New York 10286

ENFORCEMENT OF CIVIL LIABILITIES

      We are incorporated under the laws of Brazil, and substantially all of our assets are located in Brazil. Most of our directors and officers and certain advisors named herein reside in Brazil. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

      We have been advised by our Brazilian counsel, Machado, Meyer, Sendacz e Opice Advogados, that judgments of U.S. courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil. A judgment against us or the persons described above obtained outside Brazil would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Federal Supreme Court. That confirmation will occur if the foreign judgment:

•	fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

•	is issued by a competent court after proper service of process is made in accordance with Brazilian law;

•	is not subject to appeal;

•	is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn transaction into Portuguese; and

•	is not contrary to Brazilian national sovereignty, public policy or public morality.

      We cannot assure you that the confirmation process described above will be conducted in a timely manner or that Brazilian courts will enforce a monetary judgment for violation of the U.S. securities laws with respect to the ADSs or the preferred shares.

      We have been further advised by our Brazilian counsel that:

•	original actions against us, our directors, our executive officers and the advisors named in this prospectus may be brought in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions; and

•	the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching certain assets of ours is limited by provisions of Brazilian law.

      A plaintiff (whether Brazilian or non-Brazilian) residing outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by the Brazilian judge. This requirement does not apply to the enforcement of foreign judgments that have been duly confirmed by the Brazilian Federal Supreme Court.

EXPENSES OF THE RIGHTS OFFERINGS

      We estimate that the expenses payable by us in connection with this rights offering and the concurrent common share rights offering are as set forth in the following table.

		Percentage of the
		Net Proceeds of the
Expense	Amount	Rights Offering

	(U.S.$)(1)	(%)
SEC registration fee	28,216	*
Printing, publication and mailing expenses	315,000	*
Legal fees and expenses	350,000	0.1
Audit fees and expenses	205,000	*
Financial advisory fees	3,200,000	0.5
Miscellaneous costs	50,000	*

Total	4,148,216	0.6

*	Less than 0.1%.

(1)	Amounts originally in reais have been translated into U.S. dollars using the commercial selling rate for U.S. dollars as reported by the Central Bank on September 30, 2004 of R$2.8586 = U.S.$1.00.

      All the amounts in the above table are estimated, except for the SEC registration fee.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF TELESP CELULAR PARTICIPAÇÕES
AS OF JUNE 30, 2004 AND FOR THE
SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004

Definitions:

BR CL — Accounting principles in accordance with Brazilian Corporate Law
U.S. GAAP — Accounting principles generally accepted in the United States of America

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2004 and December 31, 2003
(In thousands of Brazilian reais)

		June 30,	December 31,
	Note	2004	2003

		(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		1,099,469	1,158,849
Trade accounts receivable, net	10	1,324,367	1,212,474
Receivable from affiliates	14	—	22,308
Inventories		373,451	157,296
Recoverable taxes	11	385,624	244,097
Deferred income tax	9c	488,577	351,648
Derivatives	12d	577,353	912,612
Prepaid expenses		159,845	92,689
Other current assets		184,928	82,155

Total current assets		4,593,614	4,234,128

NONCURRENT ASSETS:
Recoverable taxes	11	274,991	275,450
Deferred income tax	9c	968,980	618,182
Derivatives	12d	517,626	452,677
Prepaid expenses		35,298	24,338
Other noncurrent assets		46,896	74,426

Total noncurrent assets		1,843,791	1,445,073

PERMANENT ASSETS:
Goodwill, net		1,695,242	2,291,017
Goodwill on merged subsidiary, net		54,070	58,283
Property, plant and equipment, net		5,204,561	5,234,280
Deferred assets, net		191,276	210,239
Other		294	294

Total permanent assets		7,145,443	7,794,113

Total assets		13,582,848	13,473,314

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS — (Continued)

		June 30,	December 31,
	Note	2004	2003

		(Unaudited)	(Unaudited)
LIABILITIES, SHAREHOLDERS’ EQUITY AND FUNDS FOR CAPITALIZATION
CURRENT LIABILITIES:
Payroll and related accruals		60,032	69,065
Trade accounts payable		1,328,374	1,254,990
Taxes payable		255,564	254,378
Loans and financing	12	4,286,358	3,993,316
Dividends and interest on shareholders’ equity		104,562	107,322
Reserve for contingencies	13	114,540	126,145
Derivatives	12d	314,192	322,854
Payables affiliates	14	—	27,817
Deferred pre-paid services revenue		49,403	110,158
Other liabilities		44,690	27,561

Total current liabilities		6,557,715	6,293,606

NONCURRENT LIABILITIES:
Loans and financing	12	2,068,963	2,285,876
Reserve for contingencies	13	196,130	153,482
Taxes payable		191,346	182,813
Derivatives	12d	6,780	39,659
Provision for pension plan		3,212	3,187
Other liabilities		548	546

Total noncurrent liabilities		2,466,979	2,665,563

MINORITY INTEREST		1,267,290	1,120,705
SHAREHOLDERS’ EQUITY:
Capital stock		4,373,661	4,373,661
Capital reserve		1,089,879	1,089,879
Accumulated deficit		(2,172,955)	(2,070,379)

Total shareholders’ equity		3,290,585	3,393,161

Funds for capitalization		279	279

SHAREHOLDERS EQUITY AND FUNDS FOR CAPITALIZATION		3,290,864	3,393,440

Total liabilities, shareholders’ equity and funds for capitalization		13,582,848	13,473,314

The accompanying notes are an integral part of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF LOSS

For the Six-Month Periods Ended June 30, 2004 and 2003
(In thousands of Brazilian reais — except per share amounts)

	Six-Month Period Ended June 30,

	Note	2004	2003

		(Unaudited)	(Unaudited)
NET OPERATING REVENUE	3	3,557,898	2,439,338
COST OF SERVICES AND GOODS SOLD	4	(1,560,956)	(1,276,756)

GROSS PROFIT		1,996,942	1,162,582
OPERATING EXPENSES:
Selling expenses	5	(812,259)	(517,981)
General and administrative expenses	6	(322,041)	(254,812)
Other net operating income (expenses)	7	(113,847)	12,676

INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSES, NET		748,795	402,465
NET FINANCIAL EXPENSES	8	(500,561)	(632,106)

INCOME (LOSS) FROM OPERATIONS		248,234	(229,641)
Nonoperating income (expenses), net		720	(4,731)

INCOME (LOSS) BEFORE TAXES		248,954	(234,372)
Income and social contribution taxes	9	(181,809)	(96,774)
Minority interest		(169,721)	(62,563)

NET LOSS		(102,576)	(393,709)

Shares outstanding at June 30 (millions)		1,171,784	1,171,784

Loss per thousand shares outstanding at the balance sheet (Brazilian reais)		(0.09)	(0.34)

The accompanying notes are an integral part of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY
For the Six-Month Period Ended June 30, 2004
(In thousands of Brazilian reais)

	Capital	Capital	Accumulated
	Stock	Reserve	Deficit	Total

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
BALANCES AT DECEMBER 31, 2003	4,373,661	1,089,879	(2,070,379)	3,393,161
Net loss	—	—	(102,576)	(102,576)

BALANCES AT JUNE 30, 2004	4,373,661	1,089,879	(2,172,955)	3,290,585

The accompanying notes are an integral part of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

For the Six-Month Periods Ended June 30, 2004 and 2003
(In thousands of Brazilian reais)

	Six-Month Period
	Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
SOURCES OF FUNDS:
From operations:
Net loss	(102,576)	(393,709)
Items not affecting working capital:	806,097	657,773

Depreciation and amortization	595,027	541,996
Minority Interest	169,721	62,563
Monetary and exchange variations on noncurrent items, net	20,489	175,044
Net book value of property, plant and equipment and investments sold	651	4,676
Provision for (reversal of) contingencies	13,551	(62,419)
Reserve for pension plan	24	307
Amortization of prepaid expenses	2,345	—
Deferred taxes	4,289	(64,394)

Total from operations	703,521	264,064
From third parties:
Loans and financing	620,726	727,411
Cash received on derivatives contracts	—	289,585
Other sources:
Non current ICMS recoverable	—	24,658
Transfer of noncurrent to current assets	211,460	100,102
Transfer of permanent to current assets	—	24,833
Effect on working capital arising from consolidation of TCO	—	743,031

Total sources	1,535,707	2,173,684

USES OF FUNDS
Property, plant and equipment	449,889	160,404
Transfer of noncurrent to current liabilities	914,263	51,921
Dividends paid to minority shareholders	23,136	—
Acquisition of TCO	—	1,529,044
Prepaid expenses	—	7,246
Non current ICMS recoverable	18,077	—
Deferred expenses and other assets	34,965	7,118

Total uses	1,440,330	1,755,733

Increase in working capital	95,377	417,951

Represented by:
Current assets	359,486	2,029,391

Beginning of period	4,234,128	1,169,126
End of period	4,593,614	3,198,517
Current liabilities	264,109	1,611,440

Beginning of period	6,293,606	3,022,820
End of period	6,557,715	4,634,260

Increase in working capital	95,377	417,951

The accompanying notes are an integral part of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six-Month Periods Ended June 30, 2004 and 2003
(In thousands of Brazilian reais)

	Six-Month Period
	Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES:
Net cash provided by operating activities	906,563	(114,857)

INVESTING ACTIVITIES
Additions to property, plant and equipment	(449,889)	(160,404)
Acquisition of TCO, net of cash acquired of R$212,224	—	(709,791)
Cash received on sale of marketable securities	—	536,904
Cash received on sale of property, plant & equipment	1,349	1,757

Net cash used in investing activities	(448,540)	(331,534)

FINANCING ACTIVITIES
Loans repaid	(1,376,315)	(1,363,353)
New loans obtained	884,808	2,929,377
Dividends and interest on shareholders’ equity	(25,896)	(79,483)

Net cash (used) provided by financing activities	(517,403)	1,486,541

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(59,380)	1,040,150
CASH AND CASH EQUIVALENTS:
At the beginning of the period	1,158,849	17,803

At the end of the period	1,099,469	1,057,953

The accompanying notes are an integral part of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1.	Operations and Presentation of Financial Statements

      The consolidated financial statements include the accounts of Telesp Celular Participações S.A. and its subsidiaries (“TCP” or the “Company”). Intercompany transactions and balances have been eliminated. The consolidated financial statements include as of June 30, 2004, balances and transactions of the subsidiaries Telesp Celular S.A. (“TC”) and Global Telecom S.A. (“GT”), of Tele Centro Oeste Celular Participações S. A. and its subsidiaries (“TCO”), which became a subsidiary on April 25, 2003, and of the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas. TCO’s results of operations have been included as from April 25, 2003.

      In the Company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the six-month periods ended June 30, 2004 and 2003 are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended June 30, 2004 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying consolidated financial statements are unaudited and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2003, as appearing in the Company’s Annual Report on Form 20-F filed on June 30, 2004.

      The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of the Company in Brazil, from which the financial information was extracted, except for certain reclassifications and changes in terminology within the consolidated balance sheets and the consolidated statements of loss, which have been made to conform the previously published financial statements to the presentation included herein. The financial statements as of June 30, 2003 have been reclassified, where applicable, for comparability.

      The Company owns 100% of Telesp Celular S.A. and Global Telecom S.A., which provide, through authorizations valid until August 5, 2008 and April 8, 2013, respectively mobile telephone and other related services in the States of São Paulo, Paraná and Santa Catarina.

      Since April 25, 2003, the Company is also the controlling shareholder of Tele Centro Oeste Celular Participações S.A., which provides mobile telephone services in the Federal District through an authorization valid until July 24, 2006. Additionally, TCO is the controlling shareholder of the following operators:

			Expiration
	Interest Held		Date of
Operator	by TCO — %	Authorization Area	Authorization

Telegoiás Celular S.A.	100.00	Góias and Tocantins States	10/29/08
Telemat Celular S.A.	100.00	Mato Grosso State	03/30/09
Telems Celular S.A.	100.00	Mato Grosso do Sul State	09/28/09
Teleron Celular S.A.	100.00	Rondônia State	07/21/09
Teleacre Celular S.A.	100.00	Acre State	07/15/09
Norte Brasil Telecom S.A. (NBT)	100.00	Amapá, Amazonas, Roraima, Pará and Maranhão States	11/29/13

      Authorizations granted to the operators may be renewed once for 15 years, at which time such operators will be subject to an annual fee.

      On July 6, 2003, the wireless operators implemented the Carrier Selection Code (“CSP”) on national (“VC2” and “VC3”) and international long distance calls, in accordance with the Personal Mobile Service

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(“SMP”) rules. The operators no longer receive “VC2” and “VC3” revenues; instead, they receive interconnection fees for the use of their networks on these calls.

      TCO also owns TCO IP S.A. (“TCO IP”), which provides telecommunications services, Internet access, Internet, solutions and other services.

      Telecommunications services provided by the subsidiaries, including related services, are regulated by the Federal regulatory authority, the National Telecommunications Agency (“ANATEL”), as authorized by Law No. 9,472, of July 16, 1997, and the respective regulations, decrees, decisions and plans.

2.	Summary of Principal Accounting Practices

      The interim financial statements are expressed in thousands of Brazilian reais (“R$”) and have been prepared in accordance with accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (“CVM”), which do not provide for the recognition of inflation effects after January 1, 1996.

      The principal accounting practices adopted by the company and its subsidiaries in the preparation of these interim financial statements are the same as those described in the consolidated financial statements as of and for the year ended December 31, 2003.

3.	Net Operating Revenue

	Six-Month Periods
	Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
Monthly subscription charges	137,777	116,477
Use of network	1,847,370	1,323,706
Roaming charges	—	32,345
Additional call charges	55,519	33,152
Interconnection	1,534,592	1,032,280
Other services	227,644	74,580

Total gross revenue from services	3,802,902	2,612,540
Value-added tax on sales and services — ICMS	(564,823)	(351,199)
Employees’ profit participation program — PIS/Social contribution on billing — COFINS	(137,964)	(90,678)
Service tax — ISS	(1,116)	(90)
Discounts granted	(82,384)	(75,600)

Net operating revenue from services	3,016,615	2,094,973

Sale of handsets and accessories	877,182	569,033
Value-added tax on sales and services — ICMS	(85,990)	(65,915)
Employees’ profit participation program — PIS/Social contribution on billing — COFINS	(58,045)	(22,268)
Discounts granted	(146,293)	(110,574)
Returns of goods	(45,571)	(25,911)

Net operating revenue from sales of handsets and accessories	541,283	344,365

Total net operating revenue	3,557,898	2,439,338

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      There are no customers which contributed more than 10% of gross operating revenues during the six-month periods ended June 30, 2003 and 2004, except for Telecomunicações de São Paulo S.A. — TELESP (“TELESP”), a related party. TELESP is the fixed service provider for the Company’s area and contributed approximately 20.0% and 18.0% of the total gross revenue for the periods ended June 30, 2003 and 2004, respectively, mainly in relation to network usage charges. Services provided by TELESP are billed using terms similar to those with unrelated third parties.

4.	Cost of Services and Goods

	Six-Month Periods
	Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
Personnel	(29,078)	(19,503)
Outside services	(88,212)	(83,737)
Leased lines (Connections)	(61,814)	(48,922)
Rental, insurance, condominium fees	(49,632)	(43,887)
Interconnection	(111,318)	(157,617)
Fistel and other taxes	(91,166)	(79,738)
Depreciation and amortization	(361,289)	(399,890)
Cost of products sold	(760,594)	(438,068)
Other	(7,853)	(5,394)

Total	(1,560,956)	(1,276,756)

5.	Selling Expenses

	Six-Month Periods
	Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
Personnel	(86,413)	(59,047)
Supplies	(13,885)	(6,167)
Outside services(i)	(538,855)	(293,357)
Rental, insurance, condominium fees	(17,623)	(13,226)
Taxes and contributions	(686)	(358)
Depreciation and amortization	(60,340)	(56,452)
Allowance for doubtful accounts	(66,751)	(36,625)
Other	(27,706)	(52,749)

Total	(812,259)	(517,981)

(i)	Outside services include advertising costs of R$143,031 and R$89,915 in 2004 and 2003, respectively.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	General and Administrative Expenses

	Six-Month Periods
	Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
Personnel	(65,284)	(47,704)
Supplies	(2,777)	(2,071)
Outside services	(101,877)	(108,343)
Advisory and consulting services	(62,049)	(32,645)
Rental, insurance, condominium fees	(17,919)	(14,743)
Taxes and contributions	(8,631)	(2,603)
Depreciation and amortization	(60,122)	(44,639)
Other	(3,382)	(2,064)

Total	(322,041)	(254,812)

7.	Other Net Operating Income (Expenses)

	Six-Month Periods
	Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
Fines	34,186	12,623
Recovered expenses	7,389	2,268
Reserve for contingencies, net of reversal	(15,711)	62,419
Goodwill amortization	(96,850)	(25,183)
Amortization of preoperating expenses	(16,426)	(15,832)
Taxes other than on income	(35,420)	(19,810)
Other	8,985	(3,809)

Total	(113,847)	12,676

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Net Financial Expenses

	Six-Month Periods
	Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
Income:
Interest income	136,144	112,219
Exchange variations on assets	171,342	837,190
PIS/COFINS on financial income	(68,686)	(3,099)
Derivatives operations, net	89,618	—

Total	328,418	946,310

Expenses:
Interest expense	(337,011)	(425,718)
Monetary/exchange variations on liabilities	(501,182)	(280,165)
PIS/COFINS (financial income)	9,214	9,114
Derivatives operations, net	—	(881,647)

Total	(828,979)	(1,578,416)

Net financial expenses	(500,561)	(632,106)

9.	Income Taxes

a. Components of Income Taxes

      The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis. Deferred taxes are provided on temporary differences. Income and social contribution taxes charged to income consist of the following:

	Six-Month Periods
	Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
Income tax	(114,182)	(55,627)
Social contribution tax	(41,602)	(20,035)
Deferred income tax	(19,136)	(16,701)
Deferred social contribution tax	(6,889)	(4,411)

Total	(181,809)	(96,774)

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b. Reconciliation of Effective Tax Rate

      A reconciliation of the taxes on income reported and the amounts calculated at the combined statutory rate of 34% is as follows:

	Six-Month Periods
	Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
Income (Loss) before taxes	248,954	(234,372)
Income and social contribution tax credits at combined statutory rate	(84,644)	79,686
Effect of income and social contribution taxes on:
Permanent additions:
Nondeductible expenses	(4,922)	(1,169)
Expired interest on capital	—	(793)
Unrecognized income and social contribution tax benefits — GT, TCP and TCO IP	(58,006)	(33,745)
Unrecognized income and social contribution taxes on temporary differences — GT and TCP	(4,908)	(160,630)
Offset of tax loss carryforwards of unrecognized tax credits	—	16,440
Deductible goodwill amortization	(31,231)	—
Other	1,902	3,437

Income and social contribution tax charges	(181,809)	(96,774)

c. Composition on Deferred Income Tax Assets

      Deferred income tax assets based on temporary differences are comprised of the following:

	June 30,	December 31,
	2004	2003

	(Unaudited)	(Unaudited)
Tax Credit recorded on corporate restructuring	587,996	642,272
Merged tax credit — TCO	513,514	21,943
Tax loss carryforwards	153,851	157,817
Interest on capital	35,972	—
Allowance/ Reserve for:
Inventory obsolescence	8,806	8,005
Contingencies	66,430	59,125
Doubtful accounts	47,960	31,628
Deferred sales	(8,534)	6,478
Derivative transactions	7,319	7,211
Profit sharing program	3,341	6,845
Other	40,902	28,506

Total deferred taxes	1,457,557	969,830

Current	488,577	351,648
Noncurrent	968,980	618,182

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a) Tax loss carryforwards, which principally relate to TC, will be offset up to a limit of 30% per year on future taxable income. TC, based on projections of future results, estimates that its tax loss carryforwards will be fully compensated in two years.

b) The merged tax credit consists of the net balance of goodwill relating to the acquisitions of TC and TCO and is realized with the amortization of the related goodwill, which will occur in 10 and 5 years, respectively.

c) Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

10.	Trade Accounts Receivable, Net

      The composition of accounts receivables is as follows:

	June 30,	December 31,
	2004	2003

	(Unaudited)	(Unaudited)
Unbilled amounts from services rendered	168,070	204,302
Billed amounts	662,875	447,387
Interconnection	362,783	353,272
Products sold	284,253	343,354
Allowance for doubtful accounts	(153,614)	(135,841)

Total	1,324,367	1,212,474

      There were no customers who account for more than 10% of trade accounts receivable, net at June 30, 2004 and December 31, 2003, except for amounts receivable from TELESP, which represent approximately 14% and 15% of Trade Accounts Receivable, Net at June 30, 2004 and December 31, 2003, respectively.

      Changes in the allowance for doubtful accounts are as follows:

	Six-Month Periods
	Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
Beginning balance	135,841	120,135
Provision for doubtful accounts charged to selling expenses	66,751	36,625
Impact of initial consolidation of TCO	—	29,597
Write-offs	(48,978)	(45,210)

Ending balance	153,614	141,147

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Recoverable Taxes

	June 30,	December 31,
	2004	2003

	(Unaudited)
Prepaid income and social contribution taxes	281,554	229,481
Withholding income tax	156,829	116,216
Recoverable ICMS (State VAT)	182,762	140,536
Recoverable PIS and COFINS (taxes on revenue) and other	25,421	2,679

ICMS on deferred sales	14,049	30,635
Recoverable taxes	660,615	519,547

Current	385,624	244,097
Noncurrent	274,991	275,450

      Recoverable ICMS taxes represent the amount paid in the acquisition of equipment and inventories and may be offset against ICMS on telecommunications services. The noncurrent portion refers to taxes paid on the purchase of property items, which are by law only available for offset over a period of 48 months.

12.	Loans and Financing

a) Composition of Debt

				June 30,	December 31,
Description	Currency	Annual Interest -	Maturity Date	2004	2003

				(Unaudited)	(Unaudited)
Financial institutions:
Finimp with debt assumption	US$	4.78% to 14.06%	01/2004 to 03/2004	—	105,880
Compror	US$	0.3% to 4.9%	07/2004 to 04/2007	250,891	18,818
BNDES	R$	TJLP + 3.5% to 4%(a)	01/2004 to 01/2008	534,533	635,670
BNDES	UMBNDES	3.5% to 3.6%	01/2004 to 01/2008	73,572	78,625
Resolutions No. 63 and No. 2770	US$	0.5% to 11.55%	02/2004 to 11/2005	1,575,504	1,615,545
Resolution No. 63	¥	1.3% to 1.4%	02/2005 to 05/2005	383,169	306,927
Export Development Corporation — EDC	US$	3.90% to 5.0% + Libor	11/2005 to 12/2006	109,263	125,509
Floating rate notes	US$	6.75%	12/2004	466,125	433,380
Debentures	R$	104.6% of CDI	08/2004	500,000	506,750
Debt assumption	US$	Libor + 2% a 7%	05/2004	—	29,705

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				June 30,	December 31,
Description	Currency	Annual Interest -	Maturity Date	2004	2003

				(Unaudited)	(Unaudited)
Suppliers:
NEC do Brasil	US$	7.30%	05/2004 to 11/2005	12,630	15,657
Affiliated companies:
Commercial paper	US$	5% + Libor	07/2004	372,900	346,704
Resolution No. 4131	US$	13.25%	09/2007 to 12/2007	279,675	260,028
Floating rate notes	€	7.0% + Euribor	11/2004	1,579,003	1,518,830
Investment acquisition — TCO	R$	2 to 4.5% p.a. + 108% to 110% of CDI		56,821	149,858
Other	R$			15,885	1,845
Accrued interest				145,350	129,461

Total				6,355,321	6,279,192

Current				4,286,358	3,993,316
Long-term				2,068,963	2,285,876

TJLP — Brazilian long-term interest rate.

UMBNDES — BNDES monetary unit based on the average cost of the currency basket of the National Bank for Economic and Social Development (BNDES). The currency basket is based on BNDES debt obligations in foreign currency.

CDI — Interbank interest rate.

(a)	In case the long-term interest rate (TJLP) exceeds 10% per year, the spread will be 6% per year.

b) Repayment Schedule

      The long-term portion of loans and financing matures as follows:

June 30,
Year	2004

(Unaudited)
2005	752,780
2006	197,026
2007	606,836
2008	505,273
2009 to 2012	7,048

Total	2,068,963

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c) Restrictive Covenants

      The Company and its subsidiaries are subject to several covenants mainly related to debt coverage and liquidity ratios. As of June 30, 2004 the Company and its subsidiaries were in compliance with all such covenants.

d) Hedges

      As of June 30, 2004, the Company and its subsidiaries have exchange contracts with notional amounts of US$1,068,418 thousand (US$1,129,314 thousand at December 31, 2003), ¥ 13,401,269 thousand (¥ 11,363,02 thousand at December 31, 2003) and € 427,476 thousand (€ 438,050 thousand at December 31, 2003), to cover against exchange rate fluctuations on foreign currency obligations. At June 30, 2004, the Company and its subsidiaries recognized accumulated net temporary gains of R$774,007 (R$1,002,776 at December 31, 2003)on these contracts, represented by a balance of R$1,094,979 in assets (R$1,365,289 at December 31, 2003), of which R$577,353 is classified as current (R$912,612 at December 31, 2003) and R$517,626 is classified as noncurrent (R$452,677 at December 31, 2003), and a balance of R$314,192 in current liabilities (R$322,854 at December 31, 2003) and R$6,780 in long-term liabilities (R$39,569 at December 31, 2003).

e) Guarantees

      TC’s loans and financing in local currency, amounting to R$214,161 at June 30, 2004, are guaranteed by its accounts receivable.

        GT’s loans and financing in local currency, amounting to R$234,909 are guaranteed by its service revenues.

        TCO’s guarantees comprise the following:

Loans as of
June 30, 2004		Banks	Guarantees

R$	17,982	BNDES — TCO operators	In the event of default, 15% of receivables and Bank Certificates of Deposit (CDB’s) equivalent to the amount of the next installment payable are pledged.
R$	147,205	BNDES NBT	In the event of default, 100% of receivables and CDB’s equivalent to the amount of the next installment payable during the first year and two installments payable in the remaining period are pledged.

13.     Reserve for Contingencies

      The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its external legal counsel.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Components of the reserves are as follows:

	June 30,	December 31,
	2004	2003

	(Unaudited)
Tax	156,743	147,721
TELEBRÁS — TCO	104,334	94,931
Labor and civil	49,593	36,975

Total	310,670	279,627

Current	114,540	126,145
Noncurrent	196,130	153,482

      The changes in the reserve for contingencies are as follows:

	Six-Month Periods
	Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
Beginning balance	279,627	136,865
Additional provision, net of reversal	15,711	(62,419)
Monetary variation	16,329	298
Payments, net of reclassifications	(997)	—
Impact of initial consolidation of TCO	—	105,946

Total	310,670	180,690

a) Tax

Probable Loss

      During the six months ended June 30, 2004, there were no new material tax lawsuits for which the likelihood of an adverse outcome would be considered probable. The changes in reserve for contingencies correspond to the monthly increases in the same cases since the end of the last fiscal year.

Possible Loss

      During the six months ended June 30, 2004, there were no new material tax lawsuits for which the likelihood of an adverse outcome would be considered possible.

b) TELEBRÁS — TCO

      During the six months ended June 30, 2004, the changes in this reserve correspond to monetary restatement of this liability.

c) Labor and Civil

      Include several labor and civil claims, for which a reserve has been recognized as shown above, in an amount considered to be sufficient to cover probable losses.

      In the cases in which the chance of loss is classified as possible but not probable, the aggregate amount involved is R$25,548 for civil claims and R$27,330 for labor claims.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.     Transactions with Related Parties

      The principal transactions with unconsolidated related parties are as follows:

a) Use of network and long-distance (roaming) cellular communication — These transactions involve companies owned by the same group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. Part of these transactions were established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL. These transaction also includes call center services to Telecomunicações Móveis Nacionais — TMN customers in connection with roaming services in the Company’s network.

b) Corporate management advisory — Represents payables in connection with corporate management advisory services provided by Portugal Telecom SGPS S.A. on net services revenues restated based on currency fluctuations.

c) Loans and financing — Represents intercompany loans with companies of the Portugal Telecom group, as mentioned in Note 12.

d) Corporate services — Passed on to subsidiaries at the cost effectively incurred for these services.

e) Call center services — Provided by Dedic, to users of TC and GT telecommunication services, contracted for a period of 12 months, renewable for the same period.

f) System development and maintenance services — Provided by PT Inovação.

      The commercial conditions of these transactions are based on the usual market practices applied to the Company’s other contracts with third parties. A summary of balances and transactions with unconsolidated related parties is as follows:

	As of	As of
	June 30,	December 31,
	2004	2003

	(Unaudited)	(Unaudited)
Assets:
Trade accounts receivable	177,130	179,532
Other Assets	66,695	22,308
Liabilities:
Trade accounts payable	340,362	264,905
Loans and financing	2,269,235	2,155,448
Other Liabilities	31,651	27,817

	Six-Month Periods
	Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
Statement of loss:
Revenue from telecommunication services	880,715	631,465
Cost of services provided	(101,953)	(114,376)
Selling expenses	(65,336)	(45,239)
General and administrative expenses	(76,941)	(41,579)
Net, financial income (expenses)	(205,179)	269,532

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.     Financial Instruments and Risk Management

a) Risk Considerations

      TCP is the controlling shareholder of TC, GT and TCO, which is the wholly owns Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A. All these operators provide mobile telephone services in accordance with the terms of authorizations granted by the Federal Government and are also engaged in the purchase and sale of handsets through their own sales networks and distribution channels, thus fostering their essential activities.

      The major market risks to which TCP, TC, GT and TCO are exposed include:

•	Credit risk — arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

•	Interest rate risk — resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (primarily LIBOR, EURIBOR, TJLP and CDI).

•	Currency risk — related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

      Since they were formed, TC, GT and TCO have been actively managing and mitigating risks inherent to their operations by means of comprehensive operating procedures, policies and initiatives.

Credit Risk

      Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services.

      Of TC’s customers, 81.9% use prepaid services that require pre-loading, thus not representing a credit risk. Of GT’s customers 87.2% use prepaid services. Of TCO and its subsidiaries’ customers, 80.7% use prepaid services.

      Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer’s balance sheet, and making inquiries of credit protection agencies’ databases. In addition, an automatic control system has been implemented in the sales module for releasing products which is integrated with the distribution module of TC’s ERP system for consistent transactions.

                  Interest Rate Risk

      The Company is exposed to interest rate risk, especially associated with the cost of CDI rates, due to its exchange rate derivative transactions and short-term borrowings in Brazilian reais. As of June 30, 2004, these operations amounted to R$3,747,776.

      The Company entered into swap operations to convert the floating interest risk related to CDI into fixed interest rates in the total notional amount of R$1,510 million.

      The Company is also exposed to fluctuations in the TJLP (local index) on financing from BNDES. As of June 30, 2004, these operations amounted to R$534,533. The Company has not entered into derivative operations to hedge against these risks.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Foreign currency-denominated loans are also exposed to interest rate risk associated with foreign loans. As of June 30, 2004, these operations amounted to US$155,161,000 and € 416,050,000.

Currency Risk

      TC, GT and TCO utilize derivative instruments to protect against the currency risk on foreign currency-denominated loans. Such instruments usually include swap, option and forward contracts.

      The Company’s net exposure to currency risk as of June 30, 2004 is shown in the table below:

	In thousands

	US$	¥	€
Loans and financing	998,811	13,401,269	416,050
Hedge instruments	(1,068,418)	(13,401,269)	(427,476)
Trade accounts payable and corporate management fee	—	—	13,420

Net exposure	(69,607)	—	1,994

      During the first semester of 2004, the Company and its subsidiaries entered into derivative instruments to hedge other foreign currency commitments against exchange variations (such as the BNDES basket of currencies, leasing, long-term hedging inefficiency, and suppliers).

b) Financial Instruments

      The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

      Book and market values of loans and financing and derivative instruments as of June 30, 2004 are estimated as follows:

	Book	Market	Unrealized
	Value	Value	Losses

Loans and financing	(6,355,321)	(6,515,528)	(160,207)
Derivative instruments	774,007	662,850	(111,157)

Total	(5,581,314)	(5,852,678)	(271,364)

      The market values of loans and financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate information.

      Estimated market values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market values.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Shareholders’ Equity

      The capital stock of TCP is comprised of preferred shares and common shares, all without par value. Capital as of December 31, 2003 and June 30, 2004 is R$4,373,661. Subscribed paid-up capital is represented by shares without par value, distributed as follows:

Thousands of Shares

Common shares	409,383,864
Preferred shares	762,400,488

Total	1,171,784,352

17.	Subsequent Events

      On July 8, 2004, the Board of Directors of TCP approved the repricing of the First Debenture Program. The new effective date will be 36 months with interest of 104.4% of CDI, beginning at 08/01/2004. In this period the remuneration conditions remain the same.

      On October 8, 2004, TCP purchased 84,252,534,000 preferred shares of TCO at a price of R$10.70 per 1,000 preferred shares pursuant to a tender offer on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo). The shares purchased represented 32,8% of TCO’s total preferred shares and 22.2% of TCO’s outstanding capital. Settlement of this purchase is expected to occur on October 14, 2004.

18.	Summary of the Differences Between BR CL and U.S. GAAP

      A detailed description of the Company’s accounting policies that comply with BR CL, which differs significantly from generally accepted accounting principles in the United States of America (U.S. GAAP), is included in Note 37 to the consolidated financial statements for the year ended December 31, 2003, which are included in the Company’s 2003 Annual Report on Form 20-F. The following is a general description of these differences:

a. Different Criteria for Capitalizing and Amortizing Capitalized Interest

      Until 1997, under BR CL as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress, and that part which related to interest on third-party loans was credited to interest expense based on actual interest costs, with the balance relating to own capital being credited to capital reserves. As from January 1, 1998, TCP capitalizes interest on construction in progress based on the average interest incurred during the period, net of the effect of derivative instruments, relating to financings directly associated with the construction.

      Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 34 — “Capitalization of Interest Costs”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The difference is recorded as credit reduction in interest expense. Under U.S. GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings, the foreign exchange gains and losses on foreign currency borrowings, and other financial expenses related to borrowings.

b. Monetary Restatement of 1996 and 1997

      The amortization of the asset appreciation, which originated from the inflation accounting during 1996 and 1997, when Brazil was still considered as high inflationary economy for U.S. GAAP purposes, has been recognized in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposals

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of such assets is classified for U.S. GAAP purposes as a component of other operating expense. The resulting step-up is amortized over the remaining lives of the related assets.

c. Exchange of Shares for Minority Interests

      Under BR CL, the Company records exchanges of shares for minority interests at book value. An increase in capital is recorded based on the market value of the Company’s shares and a capital reserve is recorded for the difference between the market price of the acquired company’s shares and the book value of the shares.

      Under U.S. GAAP, an exchange of shares for minority interests is accounted for using the purchase method of accounting. The purchase price of the shares is recorded based on the market price of the issuing Company’s shares at the date of the exchange offer. The purchase price is allocated to the proportional assets and liabilities of the acquired minority interest based on their relative fair values. If the fair values of the net assets exceed the purchase price, the difference is recorded as a reduction to the proportional long-lived assets acquired.

      The U.S. GAAP adjustments reflect the effects of the difference in accounting for exchanges of shares for minority interests for the following transactions: (i) the exchange of 21,211,875,174 of the Company’s common shares and 61,087,072,187 of the Company’s preferred shares for the shares tendered by the minority shareholders in TC in 2000, (ii) the acquisition of the minority interest in TCO’s subsidiary, Telebrasilia Celular S.A. (“Telebrasilia”) by exchanging shares of TCO for the remaining shares held by the minority shareholders of Telebrasilia in 2002, and (iii) the exchange of TCO shares in exchange for the remaining shares held by minority interests in its subsidiaries in connection with a corporate restructuring completed on June 14, 2004. The exchange ratio for these share exchanges was based on the respective market value of the shares exchanged.

d.	Acquisitions

      Under BR CL, purchases of an equity interest of another company are recorded at book value. The difference between the purchased company’s proportional net assets and the purchase price is recorded as goodwill. The goodwill is first attributed to any appreciation in the values of the permanent assets acquired and amortized based on the useful lives of the underlying permanent assets. Excess goodwill is generally amortized over 10 years on a straight-line basis, based on the estimated future profitable operations.

      Under U.S. GAAP, the cost of an acquired entity is allocated to assets acquired, including identifiable intangible assets, and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. Under U.S. GAAP, goodwill is not subject to amortization over its estimated useful life, but rather it is subject to at least an annual assessment for impairment by applying a fair-value-based test.

      The differences between BR CL and U.S. GAAP relate to (i) the acquisition of an equity interest in Daini do Brasil S.A. (Daini), Globaltecom Telecomunicações S.A. (Globaltelcom) and GTPS S.A. Participações em Investimentos de Telecomunicações (“GTPS”) (formerly Inepar S.A.Participação em Investimentos de Telecomunicações), the holding companies which controlled Global Telecom S.A. (collectively, the “Holdings”) on February 6, 2001, (ii) the acquisition of the remaining interest in the Holdings on December 27, 2002, (iii) the initial acquisition of TCO on April 25, 2003, and (iv) the acquisition of additional shares of TCO in connection with a tender offer completed on November 18, 2003.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e.	Pension and Other Post-retirement Benefits

      TC and TCO participate in two multiemployer benefit plans (PBS-A and PAMA) for their retired employees that are operated and administered by SISTEL and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. These companies also sponsor single-employer defined pension benefit plans (PBS-TCP and PBS-TCO). The provisions of SFAS No. 87 — Employers’ Accounting for Pensions were applied for the multiemployer plan and the single employer plans were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard. Following are disclosures relating to the Company’s defined benefit pension plans that are required under U.S. GAAP:

     Components of Net Periodic Benefit Cost

	Six Months Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
Service cost	747	884
Interest cost	2,647	2,305

Expected return on plan assets	2,706	(2,623)
Amortization of transition obligation	289	(143)

Amortization of net (gain) loss	(72)	289
Net periodic benefit cost	905	712

     Employer Contributions

      During the six-months periods ended June 30, 2004 and 2003 the company contributed R$2.0 thousand and R$1.0 thousand, respectively, to its defined benefit plan.

      Under U.S. GAAP, the liability to be recorded using actuarial calculations based on SFAS No. 87 differs from actuarial calculations under BR CL. A U.S. GAAP adjustment has been recorded in the U.S. GAAP reconciliation to record the additional liability under U.S. GAAP.

f.	Interest Expense

      BR CL requires that interest be shown as part of operating income. Under U.S. GAAP interest expense would be shown after operating income and accrued interest would be included in accounts payable and accrued expenses.

g.	Earnings Per Share

      Under BR CL, net income per share is calculated based on the number of shares outstanding at the balance sheet date. In these consolidated financial statements, information is disclosed per lot of one thousand shares because this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

      In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, “Earnings per Share”. This statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share. Since the preferred and common stockholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

      Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a “pro rata” basis. At June 30, 2004 and 2003, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized on the amortization of the intangible related to a concession transferred in the a corporate restructuring in 2000. The number of shares issuable are considered dilutive as defined in SFAS No. 128 and have been included in the weighted average common and preferred shares — diluted presented below. The number of shares issuable was computed considering the balance of the special premium reserve by the average price of common shares traded on the São Paulo Stock Exchange (“Bovespa”) on the last 20 trading days of each year.

      The weighted-average number of common and preferred shares used in computing basic and diluted earnings per share for the six months ended June 30, 2004 and 2003 was as follows (in thousands):

	Six Months Ended June,

	2004	2003

	(Unaudited)	(Unaudited)
Common shares — basic	409,383,864	409,383,864

Common shares — diluted	563,518,213	625,196,516

Preferred shares — basic	762,400,488	762,400,488
Preferred shares — diluted	766,285,675	762,400,488

      However, the potentially dilutive shares, consisting of the estimate of common and preferred shares issuable mentioned above, have been excluded from the computation for the six months ended June 30, 2004 as their effect would have been anti-dilutive.

      The Company’s preferred shares are non-voting, except under certain limited circumstances and are entitled to a preferential, non-cumulative dividend and to priority over the common shares in the event of liquidation of the Company. For all periods presented, the Company did not pay dividends on its preferred and common shares.

h.	Permanent Assets

      BR CL has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies until December 31, 1995. Under U.S. GAAP, the assets in this classification would be non-current assets and property, plant and equipment.

      Under BR CL, gains and losses on disposals of permanent assets are classified as non-operating results. Under U.S. GAAP, these items are recorded in operating results.

i.	Leases

      The Company has leased certain computer hardware and software under a non-cancelable lease. Under BR CL, all leases are considered to be operating leases, with lease expense recorded when paid. For

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. GAAP purposes, this lease is considered a capital lease as defined in SFAS No. 13, “Accounting for Leases.” Under SFAS No. 13, the Company is required to record the asset at the present value of the minimum lease payments with a corresponding debt obligation. Depreciation is recorded over the shorter of the estimated useful life of the asset or the lease. Interest expense is recognized over the life of the lease and payments under the lease are amortized to principal and interest under the effective interest method.

j.	Valuation of Long-lived Assets

      Under U.S. GAAP, the Company evaluates long-lived assets for impairment using the criteria set forth in SFAS No. 144, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of”. In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.

      The Company has performed a review of its long-lived assets including property, plant and equipment, and finite-lived intangible assets, including concessions, and has concluded that the recognition of an impairment charge was not required. The Company’s evaluation of its ability to recover the carrying value of its long-lived assets was based upon projections of future operations that assumed a higher level of revenues and gross margin percentages that the Company has historically achieved. There can be no assurance that the Company will be successful in achieving these improvements in its revenues and gross margin percentages, mainly due to the technological and competitive environment. Should the Company be unable to achieve such improvements, future impairment provisions may be recorded related to its investments in property, plant and equipment and the licenses acquired from ANATEL to operate its cellular networks.

k.	FISTEL Fee

      Under Brazilian Corporate Law, the Fistel (Telecommunications Inspection Fund) fee assessed on each activation of a new cellular line is deferred beginning on January 1, 2001 for amortization over the customers’ estimated subscription period. For U.S. GAAP purposes, this tax would be charged directly to the consolidated statement of income.

l.	Revenue Recognition

      Under U.S. GAAP, the Company recognizes service revenue as the services are provided. Prepaid service revenue is deferred and amortized based on subscriber airtime usage. Sales of handsets along with the related cost of the handsets are deferred and amortized over their estimated useful lives. The excess of

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. The following is a reconciliation of net revenue between BR CL and U.S. GAAP:

	Six Months Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
Net revenue under BR CL	3,557,898	2,439,338
Prepaid services(i)	—	93,863
Roaming charges(ii)	100,369	33,824
Value added and other sales taxes(iii)	847,938	530,059
Deferred revenue — sales of handsets, net of amortization(iv)	468,407	123,563
Prepaid installment sales plan(v)	—	26,907
Sales of handsets with minute rebates(vi)	2,417	(23,221)

Net revenue under U.S. GAAP	4,977,029	3,224,333

(i)	Prepaid services. Under BR CL, until 2002, revenues related to prepaid services were recognized when collected and, based on past gross margins experienced in providing such services, the related costs to be incurred were accrued for concurrently with the recognition of revenue. As from January 1, 2003, revenue related to prepaid service is deferred and amortized based on subscriber airtime usage. Under U.S. GAAP, prepaid service revenue is deferred and amortized based on subscriber airtime usage. The related accrual for the cost of future service is fully reversed under U.S. GAAP and will be recognized in income as customers use airtime and the related costs are incurred. The following summarizes the effects on the reconciliation of net loss under BR CL to U.S. GAAP related to prepaid services:

June, 2003

Net deferral of prepaid service revenue	93,863
Reversal of accrual for estimated costs	(33,378)

U.S. GAAP difference	60,485

(ii)	Roaming. The Company has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the Company for the service at the applicable rates. Conversely, when one of the Company’s customers roams outside the coverage area, the Company pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under BR CL, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly this difference in accounting policy has no impact on net income (loss) nor in the reconciliation of shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$100,369 and R$33,824 for the six months ended June 30, 2004 and 2003, respectively.

(iii)	Value-added and other sales taxes. Under BR CL, revenues are recorded net of these taxes. Under U.S. GAAP, revenues are recorded gross of these taxes and these taxes are recorded in cost of services and goods . Accordingly, this difference in accounting has no impact in net income (loss) nor in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$847,938 and R$530,059 and for June 30, 2004 and 2003, respectively, for U.S. GAAP as compared to amounts reported under BR CL.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iv)	Deferred revenue sales of handsets. Under BR CL, revenues and costs related to handset sales, including applicable value-added and other sales taxes, are recognized when sold. Under U.S. GAAP, revenue on sales of handsets along with the related cost of the handset, including applicable value-added and other sales taxes, are amortized over their estimated useful life. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net income (loss) nor in shareholders’ equity. The unamortized balance of deferred handset revenue and the related balance of unamortized deferred handset costs was R$1,538,151 and R$1,524,932 at June 30, 2004, and December 31, 2003, respectively.

(v)	Prepaid handset installment plan. The Company markets certain of its handsets in connection with a prepaid service program that allows for the payment of the handset in installments. A portion of any future purchases of minutes is allocated as an installment payment based on published pricing. Under BR CL, the Company records an amount of future handset revenue under the installment program at the date of sale based on an estimate of future minute purchases. Under U.S. GAAP, this revenue is not recognized until such future purchases are made.

(vi)	Sales of handsets with minute rebates. During 2003, the Company implemented a corporate client plan that gives a free phone to users that sign a long-term contract with a fixed amount of minutes. Under BR CL, the Company recognizes the transfer of the handset as a sale based on the fair value of the handset at the beginning of the contract period. Under U.S. GAAP, the sale of the handset is deferred up to the cost of the handset and recognized over the contract period; the excess of cost over the sale price is recognized as a loss at the beginning of the contract.

m.	Derivative Financial Instruments

      As mentioned in Notes 12 and 15, the Company uses a variety of derivative financial instruments to mitigate its exposure to interest rate and foreign currency fluctuations related to a portion of its foreign currency denominated debt. The Company primarily uses foreign currency swaps, options and forward contracts, as well as interest rate swap agreements, to manage these risks. Under BR CL, foreign currency forward and swap contracts are recorded at the notional amount multiplied by the terms of the contract as if they had been settled at the balance sheet date. Premiums paid or received from option contracts are recorded at cost, less allowance for losses as necessary.

      During June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), which was subsequently amended by SFAS Nos. 137 and 138. SFAS 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, must be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will also be recorded in earnings.

      At June 30, 2004 the Company had US$494.7 million (US$264.6 million at December 31, 2003) and ¥13,401 million (¥11,363 million at December 31, 2003) of notional value swap contracts designated as fair value hedges of a portion of the Company’s foreign currency denominated debt. These derivatives

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

qualified for hedge accounting under the short cut method as the terms of the swap contracts are equal to the terms of the underlying debt. Therefore, no ineffectiveness would be recorded in the statement of income for U.S. GAAP.

      The U.S. GAAP adjustment represent for the difference between the carrying value for BR CL and the fair market value of the derivatives not qualified for hedge accounting.

n.	Amortization of license acquisition costs

      GT recorded amortization of license acquisition costs during the start-up period as deferred assets according to BR CL. Under U.S. GAAP, such amortization was reversed and the amortization period starts on the start-up date, January 1, 1999.

      For BR CL purposes, the amortization period of the concession (license) for the Band B Company Norte Brasil Telecom S.A. (NBT) is 30 years in 2000, which included an additional 15 years assuming renewal by ANATEL. For U.S. GAAP purposes, the amortization period of 15 years includes only the initial term of the concession. In 2001, the NBT changed the amortization period to 15 years with the aim of conforming BR CL treatment to US GAAP treatment.

o.	Advance to affiliate

      In January 2002, TCO made an advance payment of R$34,259, adjusted based on market rates, to BID S.A. corresponding to the present value of the tax benefit on the merged premium. With this transaction, TCO relieved itself of issuing the corresponding shares to BID S.A. in the future. Under BR CL, the amount of R$14,387 was recorded as an advance to affiliate. For U.S. GAAP purposes, such transaction would be recorded as a distribution to shareholder. Additionally, for U.S. GAAP purposes, no interest income would be accrued related to this transaction.

p.	Deferred Assets

      GT has recorded pre-operational costs as deferred assets, to be amortized on a straight-line basis over 10 years, as allowed by BR CL. Under U.S. GAAP such deferrals and respective amortization have been fully reversed.

Reconciliation of the Net Loss Differences Between BR CL and U.S. GAAP:

	Six-Month Period
	Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
BR CL net loss of the year	(102,576)	(393,709)
Add (deduct):
Different criteria for:
Amortization of monetary restatement of 1996 and 1997	(9,127)	(17,266)
Loss on disposal of assets monetarily restated in 1996 and 1997	(3,659)	(88)
Capitalized interest	7,919	10,252
Amortization of capitalized interest	(1,106)	1,904
Revenue recognition of prepaid service	—	60,485
Prepaid installment plan revenue	—	5,935
Sales of handset with minute rebates	2,417	(23,221)
Pension plan	(475)	270

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Six-Month Period
	Ended June 30,

	2004	2003

	(Unaudited)	(Unaudited)
Exchange of shares for minority interest:
Depreciation effect from reduction of fixed assets due to exchange of shares of minority interest	4,641	6,605
Amortization of concession	4,873	(687)
Amortization of client list	—	(835)
FISTEL fees	(14,380)	(3,515)
Difference in criteria for capital leases	10,485	15,985
Forward and swap contracts	(14,051)	651,244
Call option	18,594	(41,388)
Amortization of license acquisition costs	(2,910)	(3,056)
Advance to affiliate	30,074	(697)
Amortization of deferred assets	18,102	17,066
Acquisitions:
Reversal of goodwill amortization according to BR CL	91,935	20,754
Depreciation impact	4,553	6,132
Amortization on purchase price allocations to customer list	(47,685)	(20,406)
Amortization of intangible related to concession	(126,652)	(70,874)
Additional interest expense on purchase price allocation of debt	(1,172)	(2,618)
Deferred tax effect on the above adjustments	20,067	(168,115)
Minority interest on the above adjustments	(29,288)	758

U.S. GAAP net (loss) income for the period	(139,421)	50,915

(Loss) income per common shares — basic	(0.12)	0.04
Weighted average common shares — basic (thousands)	409,383,864	409,383,864
(Loss) income per common shares — diluted	(0.12)	0.04
Weighted average common shares — diluted (thousands)	409,383,864	625,196,516
(Loss) income per Preferred shares — basic and diluted	(0.12)	0.04
Weighted average preferred shares — basic and diluted (thousands)	762,400,488	762,400,488

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of the Shareholders’ Equity Differences Between BR CL and U.S. GAAP:

	As of June 30,	As of December 31,
	2004	2003

	(Unaudited)	(Unaudited)
BR CL shareholders’ equity	3,290,585	3,393,161
Add (deduct):
Different criteria for:
Monetary restatement of 1996 and 1997	324,785	328,444
Amortization of monetary restatement of 1996 and 1997	(292,695)	(283,568)
Capitalized interest	63,257	55,338
Amortization of capitalized interest	(8,026)	(6,920)
Sales of handsets with minute rebates	(13,827)	(16,244)
Pension plan	(1,310)	(835)
Exchange of shares for minority interest:
Adjustment to fixed assets	(98,714)	(98,714)
Accumulated depreciation	62,096	57,455
Adjustment to concession	68,621	38,336
Amortization of concession	(4,246)	(3,263)
FISTEL fees	(63,603)	(49,223)
Value of fixed assets net of depreciation — capital leases	38,865	42,196
Capital lease obligations	(2,917)	(16,733)
Fair value of forward and swap contracts	(48,738)	(34,687)
Fair value of call option	(73,271)	(91,865)
Interest capitalized on license acquisition costs	42,006	42,006
Amortization of license acquisition costs	9,039	11,949
Deferred assets	(333,199)	(335,469)
Deferred assets, accumulated amortization	147,984	132,152
Adjustment of advance affiliate	(14,387)	(44,461)
Acquisitions:
Acquisition of GT and Holdings	(3,432)	43,179
Acquisition of TCO	(3,828)	(5,079)
Deferred taxes on the above adjustments	30,760	54,651
Minority interest on the above adjustments	(23,231)	20,189

U.S. GAAP shareholders’ equity	3,092,574	3,231,995

Supplementary balance sheet information U.S. GAAP:
Total assets	14,966,993	13,546,493

Current liabilities	7,833,637	6,308,030

Noncurrent liabilities	4,040,782	2,905,685

Net property, plant and equipment	4,681,486	4,738,316

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the Consolidated Shareholders’ Equity for the Six Months Ended June 30, 2004 Under U.S. GAAP:

June 30,
2004

Shareholders’ equity under U.S. GAAP as of January 1, 2004	3,231,995
Net loss	(139,421)

Shareholders’ equity under U.S. GAAP as of June 30, 2004	3,092,574

19.	Additional Disclosures Required by U.S. GAAP

a.	Concentration of Risks

      Credit risk with respect to trade accounts receivable is diversified. The Company continually monitors the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is 15 days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

      In conducting their business, TC, GT and TCO are fully dependent upon the cellular telecommunications authorizations granted by the Federal Government.

      There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

b.	Commitments

      Planned capital expenditures for 2004 are approximately R$938,809 of which R$449,889 has been incurred in the six-month period ended June 30, 2004. Most of the 2004 capital expenditures relate to infrastructure, information technology and transmission equipment.

      The Company is subject to obligations concerning quality of services, network expansion and modernization, as established in our authorizations and our original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

c.	Segment Information

      The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The reportable segments of the Company are TC, GT and TCO. These reportable segments are strategic business subsidiaries that operate in different concession areas and are in different phases of development and therefore, are managed and funded separately. TCP acquired the remaining indirect and direct interests in GT on December 27, 2002 and began to consolidate GT as of that date. Additionally, as discussed in Note 1, TCP acquired TCO on April 25, 2003. Consequently, the Company has not presented segment information related to the separate operations of TC, GT and TCO for the year ended December 31, 2002.

      The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales are recorded at cost.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Following is information on the Company’s reportable segments as of and for the six months ended June 30, 2004:

	TC	GT	TCO	TCP	Eliminations	Consolidated

Net operating revenue	2,145,008	389,325	1,023,565			3,557,898
Operating income(loss)	442,506	(121,982)	365,968	(105,963)	(332,295)	248,234
Total assets	5,971,954	2,056,046	3,340,877	8,124,190	(5,910,219)	13,582,848

      Following is information on the Company’s reportable segments for the six months ended June 30, 2003:

	TC	GT	TCO	TCP	Eliminations	Consolidated

Net operating revenue	1,812,041	300,346	333,823		(6,872)	2,439,338
Operating income(loss)	235,402	(294,624)	121,357	(393,664)	101,888	(229,641)
Total assets	6,178,550	2,192,532	2,382,116	7,571,406	(5,465,876)	12,858,728

d.	Acquisition of TCO

      As described in Note 1, on April 25, 2003 the Company acquired TCO for approximately R$ 1,506 million. The results of operations of TCO have been included in the income statement of the Company as from the date of acquisition. The following table presents the Company’s unaudited consolidated pro forma results under BR CL of TCP for the six-month period ended June 30, 2003 as if the acquisitions of TCO been completed on January 1, 2003. The consolidated pro forma information includes adjustments related to additional financing that was required to complete the acquisitions. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

Six Months
Ended June 30,
2004

Net operating revenues	4,799,029
Operating income	220,610
Net loss	(139,421)
Basic and diluted earnings per thousands shares — common and preferred	(0,12)

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e.	Intangible Assets

      Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	June 30, 2004			December 31, 2003

		Customer	Software		Customer	Software
	Concession	List	Use Rights	Concession	List	Use Rights

Gross	3,146,655	303,921	1,035,518	3,116,353	303,921	1,005,943
Accumulated amortization	(859,623)	(215,300)	(561,723)	(693,347)	(167,615)	(457,785)
Write-off	(89,533)	—	—	(89,533)	—	—

Net	2,197,499	88,621	473,795	2,333,473	136,306	548,158

Amortization expense	166,276	47,685	103,938	239,603	59,151	191,556

Amortization period	(a )	2 years	5 years	(a )	2 years	5 years

(a)	Amortized on a straight line method over the concession period until April 2013, for GT and until November, 2013 for TCO

      The estimated aggregate amortization expense for the next five years is as follows:

Amount

July 1 to December 31, 2004	302,445
2005	520,239
2006	445,721
2007	401,454
2008	286,305
January 1 to June 30, 2009	111,893

f.	Capital Leases

      The future minimum payments, by year and in the aggregate, under the Company’s non-cancelable lease obligations classified as capital leases are as follows:

2004	2,501
2005	416

Current liabilities recorded in the balance sheet for U.S. GAAP purposes	2,917

      The following summarizes the amounts related to the assets and accumulated depreciation for U.S. GAAP purposes of the related assets under the Company’s capital lease obligations:

Property, plant and equipment	70,774
Less: accumulated amortization	(31,909)

Property, plant and equipment, net	38,865

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     g. New accounting pronouncements

     FIN No. 46 — Consolidation of Variable Interest Entities — an interpretation of ARB No. 51

      In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

      Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R did not have any impact on the Company’s financial position, cash flows and results of operations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8	Indemnification of Directors and Officers

      Neither the laws of Brazil nor other constitutive documents provide for indemnification of directors and officers. However, the registrant’s directors and officers and certain of its controlling persons benefit from insurance against civil liabilities, including civil liabilities in connection with the registration, offering and sale of the securities.

Item 9	Exhibits and Financial Statements

      (a) Exhibits.

      The following documents are filed as exhibits to the registration statement:

Exhibit
Number	Description

4.1	Amended and Restated Deposit Agreement dated as of November 2, 1998, between Telesp Celular Participações S.A. and The Bank of New York, as depositary, incorporated by reference to the registration statement on Form F-6EF of Telesp Celular Participações S.A. filed on October 18, 2002 (SEC File No. 333-100644).

4.2	Note Purchase Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Portugal Telecom International. Finance B.V., Telesp Celular Participações S.A. and Citibank N.A. London, incorporated by reference to Exhibit 24 of the Annual Report on Form 20-F of Telesp Celular Participações S.A. for the Fiscal Year Ended December 31, 2001 filed on June 21, 2002 (the “2001 TCP 20-F”) (SEC File No. 001-14493).

4.3	Agency Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Citibank N.A. London and Telesp Celular Participações S.A., incorporated by reference to Exhibit 25 of the 2001 TCP 20-F.

4.4	Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among the Brazilian Social and Economic Development Bank (Lender), Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor)(English summary) (incorporated by reference to our Annual Report Form 20-F for the Fiscal Year Ended December 31, 2001, filed on June 21, 2002).

4.5	Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among Banco Bradesco S.A. and Banco Alfa de Investimento S.A. (Lenders) and Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor)(English summary)(incorporated by reference to our Annual Report Form 20-F for the Fiscal Year Ended December 31, 2001, filed on June 21, 2002).

4.6	Form of Rights Agency Agreement between the registrant and The Bank of New York, as rights agent (including form of ADS rights certificate).

5.1	Opinion of Machado, Meyer, Sendacz e Opice Advogados regarding the preferred shares of Telesp Celular Participações S.A.

8.1	Opinion of Machado, Meyer, Sendacz e Opice Advogados regarding tax matters and certain other matters.

23.1	Consent of Deloitte Touche Tohmatsu Auditores Independentes.

23.2	Consent of Deloitte Touche Tohmatsu Auditores Independentes.

23.3	Consent of Deloitte Touche Tohmatsu Auditores Independentes.

23.4	Consent of Ernst & Young Auditores Independentes S.S.

23.5	Consent of Machado, Meyer, Sendacz e Opice Advogados (included in Exhibits 5.1 and 8.1).

24.1	Powers of attorney of certain officers and directors of Telesp Celular Participações S.A. (included in the signature pages to, and incorporated by reference to, the Registration Statement on Form F-3 of Telesp Celular Participações S.A. filed on October 12, 2004 (SEC File No. 333-119695)

      There are omitted from the exhibits filed with or incorporated by reference into this registration statement certain promissory notes and other instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

      (b) Schedules.

      None required.

Item 10	Undertakings

      (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in São Paulo, Brazil, on this 9th day of November, 2004.

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/s/ FRANCISCO JOSÉ AZEVEDO PADINHA

Name: Francisco José Azevedo Padinha Title: Chief Executive Officer

By:	/s/ PAULO CESAR PEREIRA TEIXEIRA

Name: Paulo Cesar Pereira Teixeira Title: Executive Vice President for Finance, Planning and Control

SIGNATURES

      Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities held on November 9, 2004.

Signature	Title

/s/ FRANCISCO JOSÉ AZEVEDO PADINHA Francisco José Azevedo Padinha	Chief Executive Officer and Director

/s/ PAULO CESAR PEREIRA TEIXEIRA Paulo Cesar Pereira Teixeira	Executive Vice President for Finance, Planning and Control and Investor Relations Officer (Principal Financial Officer)

* Carlos Cesar Mazur	Principal Accounting Officer

* Félix Pablo Ivorra Cano	President of the Board of Directors

* Shakhaf Wine	Director

* Fernando Xavier Ferreira	Director

* Luis Miguel Gilpérez López	Director

* Ernesto Lopez Mozo	Director

* Ignacio Aller Malo	Director

* Zeinal Abedin M. Bava	Director

Carlos Manuel L. Vasconcellos Cruz	Director

* Eduardo Perestrelo Correia de Matos	Director

* Pedro Manuel Brandão Rodrigues	Director

* Antonio Gonçalves de Oliveira	Director

Signature		Title

/s/ DONALD J. PUGLISI Donald J. Puglisi Managing Director Puglisi & Associates		Authorized Representative in the United States

*By:	/s/ FRANCISCO JOSÉ AZEVEDO PADINHA Francisco José Azevedo Padinha as Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

4.1	Amended and Restated Deposit Agreement dated as of November 2, 1998, between Telesp Celular Participações S.A. and The Bank of New York, as depositary, incorporated by reference to the registration statement on Form F-6EF of Telesp Celular Participações S.A. filed on October 18, 2002 (SEC File No. 333-100644).
4.2	Note Purchase Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Portugal Telecom International. Finance B.V., Telesp Celular Participações S.A. and Citibank N.A. London, incorporated by reference to Exhibit 2.4 of the Annual Report on Form 20-F of Telesp Celular Participações S.A. for the Fiscal Year Ended December 31, 2001 filed on June 21, 2002 (the “2001 TCP 20-F”) (SEC File No. 001-14493).
4.3	Agency Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Citibank N.A. London and Telesp Celular Participações S.A., incorporated by reference to Exhibit 2.5 of the 2001 TCP 20-F.
4.4	Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among the Brazilian Social and Economic Development Bank (Lender), Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor)(English summary) (incorporated by reference to our Annual Report Form 20-F for the Fiscal Year Ended December 31, 2001, filed on June 21, 2002).
4.5	Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among Banco Bradesco S.A. and Banco Alfa de Investimento S.A. (Lenders) and Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor)(English summary)(incorporated by reference to our Annual Report Form 20-F for the Fiscal Year Ended December 31, 2001, filed on June 21, 2002).
4.6	Form of Rights Agency Agreement between the registrant and The Bank of New York, as rights agent (including form of ADS rights certificate).
5.1	Opinion of Machado, Meyer, Sendacz e Opice Advogados regarding the preferred shares of Telesp Celular Participações S.A.
8.1	Opinion of Machado, Meyer, Sendacz e Opice Advogados regarding tax matters and certain other matters.
23.1	Consent of Deloitte Touche Tohmatsu Auditores Independentes.
23.2	Consent of Deloitte Touche Tohmatsu Auditores Independentes.
23.3	Consent of Deloitte Touche Tohmatsu Auditores Independentes.
23.4	Consent of Ernst & Young Auditores Independentes S.S.
23.5	Consent of Machado, Meyer, Sendacz e Opice Advogados (included in Exhibits 5.1. and 8.1).
24.1	Powers of attorney of certain officers and directors of Telesp Celular Participações S.A. (included in the signature pages to, and incorporated by reference to, the Registration Statement on Form F-3 of Telesp Celular Participações S.A. filed on October 12, 2004 (SEC File No. 333-119695).

      There are omitted from the exhibits filed with or incorporated by reference into this registration statement certain promissory notes and other instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.